UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 02, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

First half 2021

Financial Report

This is a free translation into English of the Orange First half 2021 Financial Report issued in the French language, which is required by article L.451-1-2 of the French Monetary and Financial Code.

The Report was filed with the Autorité des Marchés Financiers on July 29, 2021

Table of contents

1.      Interim management report for the first half of 2021

1.1    Overview

1.2    Analysis of the Group’s results and capital expenditure

1.3    Review by operating segment

1.4    Cash flow and financial debt of telecom activities

1.5    Financial indicators not defined by IFRS

1.6    Additional information

2.      Condensed interim consolidated Financial Statements for the first half of 2021

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Analysis of changes in shareholders' equity related to components of the other comprehensive income

Consolidated statement of cash flows

Notes to the consolidated financial statements

3.      Statement by the person responsible

4.      Statutory auditors’ review report on the half-year financial information

1.       Interim management report for the first half of 2021

1.1          Overview

1.1.1 Financial data and workforce information

1.1.2 Summary of results for the first half of 2021

1.1.3 Significant events

1.1.4 Information on trends and the main risks and uncertainties

1.2          Analysis of the Group’s results and capital expenditure

1.2.1 Group revenue

1.2.1.1 Revenue

1.2.1.2 Number of customers

1.2.2 Group operating results

1.2.2.1 Group ETDAaL

1.2.2.2 Group operating income

1.2.3 Group net income

1.2.4 Group comprehensive income

1.2.5 Group capital expenditure

1.2.5.1 Economic CAPEX

1.2.5.2 Telecommunication licenses

1.3          Review by operating segment

1.3.1 France

1.3.1.1 Revenue - France

1.3.1.2 EBITDAaL - France

1.3.1.3 Operating income - France

1.3.1.4 Economic CAPEX - France

1.3.1.5 Additional information - France

1.3.2 Europe

1.3.2.1 Revenue - Europe

1.3.2.2 EBITDAaL - Europe

1.3.2.3 Operating income - Europe

1.3.2.4 Economic CAPEX - Europe

1.3.2.5 Additional information - Europe

1.3.2.6 Additional information - Spain

1.3.3 Africa & Middle East

1.3.3.1 Revenue - Africa & Middle East

1.3.3.2 EBITDAaL - Africa & Middle East

1.3.3.3 Operating income - Africa & Middle East

1.3.3.4 Economic CAPEX - Africa & Middle East

1.3.3.5 Additional information - Africa & Middle East

1.3.4 Enterprise

1.3.4.1 Revenue - Enterprise

1.3.4.2 EBITDAaL - Enterprise

1.3.4.3 Operating income - Enterprise

1.3.4.4 Economic CAPEX - Enterprise

1.3.4.5 Additional information - Enterprise

1.3.5 International Carriers & Shared Services

1.3.5.1 Revenue - International Carriers & Shared Services

1.3.5.2 EBITDAaL - International Carriers & Shared Services

1.3.5.3 Operating income - International Carriers & Shared Services

1.3.5.4 Economic CAPEX - International Carriers & Shared Services

1.3.6 Mobile Finance Services

1.3.6.1 Operating activities

1.3.6.2 Assets, liabilities and cash flows

1.4          Cash flow and financial debt of telecom activities

1.4.1 Liquidity and cash flows from telecom activities

1.4.1.1 Organic cash flow from telecom activities

1.4.1.2 Cash flows from telecom activities

1.4.2 Financial debt and liquidity position of telecom activities

1.5          Financial indicators not defined by IFRS

1.5.1 Data on a comparable basis

1.5.2 EBITDAaL

1.5.3 eCAPEX

1.5.4 EBITDAaL - eCAPEX

1.5.5 Organic cash flow from telecom activities

1.5.6 Net financial debt

1.5.7 Ratio of net financial debt to EBITDAaL from telecom activities

1.6          Additional information

1.6.1 Litigation and unrecognized contractual commitments

1.6.2 Related party transactions

1.6.3 Subsequent events

1.6.4 Financial glossary

This report contains forward-looking statements about Orange. By nature, achievement of these targets is subject to numerous risks and uncertainties that could cause actual results to differ materially from the targets announced. The most significant risks are detailed in Section 2.1. Risk factors of the 2020 Universal Registration Document.

The following comments are based on the Consolidated Financial Statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the Consolidated Financial Statements). The Statutory Auditors conducted a limited review of these financial statements. The Group has applied IFRS 16 "Leases" since January 1, 2019. In this context, the decision of the IFRS IC (IFRS Interpretations Committee) published in December 2019 and relating to the enforceable lease term was implemented by the Group on December 31, 2020 for all leases falling within the scope of the final decision of the Interpretations Committee, with retroactive effect from January 1, 2019. Data on a historical basis and data on a comparable basis for the first half of 2020 were restated to reflect this change. The impact of the application of this decision on the Consolidated income statement and on the Consolidated statement of cash flows of the Group is not significant (see Note 2.3 to the Consolidated Financial Statements).

Data on a comparable basis, EBITDA after Leases (referred to as "EBITDAaL"), economic CAPEX (referred to as "eCAPEX" or "Economic CAPEX"), the "EBITDAaL - eCAPEX" indicator, organic cash flow from telecom activities, net financial debt, and the ratio of net financial debt to EBITDAaL from telecom activities, are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them and considers them useful for readers, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Data on a historical basis (see Section 1.6.4 Financial glossary) relates to data for prior periods as reported in the Consolidated Financial Statements for the current period. The transition from data on a historical basis to data on a comparable basis for the first half of 2020 is set out in Section 1.5.1 Data on a comparable basis.

The segment information (see Note 1 to the Consolidated Financial Statements) that is presented in the following sections is understood, unless stated otherwise, before eliminations for transactions with other segments.

Unless stated otherwise, data in the tables is presented in millions of euros, without a decimal point. This presentation may, in some cases, lead to negligible differences in the totals and sub-totals in the tables. Furthermore, the changes presented are calculated on the basis of data in thousands of euros.

1.1     Overview

1.1.1      Financial data and workforce information

Operating data

	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue (2)	20,867	20,553	20,769	1.5%	0.5%
EBITDAaL (1)	5,837	5,859	5,914	(0.4)%	(1.3)%
Telecom activities	5,893	5,933	5,985	(0.7)%	(1.5)%
EBITDAaL/Revenue from telecom activities	28.2%	28.9%	28.8%	(0.6 pt)	(0.6 pt)
Mobile Finance Services	(56)	(75)	(72)	24.8%	21.7%
Operating income	(1,752)	2,220	2,250	N/A	N/A
Telecom activities	(1,676)	2,309	2,337	N/A	N/A
Mobile Finance Services	(77)	(90)	(87)	14.8%	11.9%
eCAPEX (1)	3,845	3,131	3,156	22.8%	21.9%
Telecom activities	3,832	3,115	3,142	23.0%	22.0%
eCAPEX/Revenue from telecom activities	18.4%	15.2%	15.1%	3.2 pt	3.2 pt
Mobile Finance Services	13	16	14	(18.5)%	(8.9)%
EBITDAaL - eCAPEX (1)	1,992	2,727	2,758	(27.0)%	(27.8)%
Telecom activities	2,060	2,817	2,843	(26.9)%	(27.5)%
Mobile Finance Services	(69)	(91)	(86)	23.7%	19.7%
Telecommunication licenses	293	42	42	N/A	N/A
Average number of employees (full-time equivalents) (3)	132,153	134,085	134,085	(1.4)%	(1.4)%
Number of employees (active employees at end of period) (3)	138,626	142,969	142,969	(3.0)%	(3.0)%

(1)   See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)   Revenue from telecom activities. The Net Banking Income (NBI) of Mobile Finance Services is recognized in other operating income (see Notes 1.2 and 1.3 to the Consolidated Financial Statements).

(3)   See Section 1.6.4 Financial glossary.

Net income

	2021	2020
(at June 30, in millions of euros)		data on a historical basis
Operating income	(1,752)	2,250
Finance costs, net	(436)	(744)
Income taxes	(417)	(491)
Consolidated net income	(2,605)	1,015
Net income attributable to owners of the parent company	(2,769)	927
Net income attributable to non-controlling interests	165	88

Organic cash flow from telecom activities

	2021	2020
(at June 30, in millions of euros)		data on a historical basis
Organic cash flow from telecom activities (1)	840	255

(1)   See Section 1.5 Financial indicators not defined by IFRS, Section 1.6.4 Financial glossary, and Note 1.7 to the consolidated financial statements.

Net financial debt

	June 30, 2021	December 31, 2020
(in millions of euros)		data on a historical basis
Net financial debt (1)	25,344	23,489

(1)   See Section 1.5 Financial indicators not defined by IFRS, Section 1.6.4 Financial glossary, and Note 8.3 to the consolidated financial statements. Net financial debt as defined and used by Orange does not include the activities of Mobile Finance Services, for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks of the 2020 Universal Registration Document.

1.1.2      Summary of results for the first half of 2021

The Group achieved a very good commercial performance during the first half of 2021. Revenue was up over the half-year and EBITDAaL was down slightly, largely due to lower co-financing received from third-party operators compared to the first half of 2020. The net income was strongly impacted by the recognition of an asset impairment in Spain (see below).

Revenue totaled 20,867 million euros in the first half of 2021, up 0.5% on a historical basis and 1.5% on a comparable basis compared with the first half of 2020. On a comparable basis, this growth was driven by the Africa & Middle East countries, and to a lesser extent by Business Services and the European countries, with the exception of Spain. This increase was mainly driven by equipment sales, following the sharp decline in the first half of 2020, mobile only services, and IT and integration services, driven in particular by the cloud and Enterprise cybersecurity, while wholesale services were down over the half-year, due in particular to the structural decrease in unbundling and less co-financing received from other operators in France.

Commercial activity performed extremely well in a very competitive environment and despite the continuing effects of the health crisis. This performance is the result of the Group’s strategy, which is based on several growth drivers that are now fully functional and have begun to bear fruit. On a comparable basis, mobile access grew by 5.0% year-on-year, largely driven by the Africa & Middle East countries, which, as of June 30, 2021, had 38.2 million 4G customers (up 36.6% year-on-year) and 22.6 million active Orange Money customers (up 15.4% year-on-year). The Group’s fixed broadband accesses also increased, with growth of 5.4% year-on-year. This change was particularly marked in the Africa & Middle East countries, which posted a record 1.9 million fixed broadband accesses as of June 30, 2021, up 29.6% year-on-year. In fiber, Orange recorded 10.3 million fiber accesses as of June 30, 2021, up 27.8% year-on-year. Lastly, as of June 30, 2021, Mobile Finance Services had a total of almost 1.6 million customers in Europe and 0.6 million customers in Africa.

EBITDAaL amounted to 5,837 million euros in the first half of 2021, down by 1.3% on a historical basis and by 0.4% on a comparable basis compared to the first half of 2020. EBITDAaL benefited from the excellent results in the Africa & Middle East countries (up 17.0%) and in the Other European countries (up 4.7%) but remained affected by the sharp decline in Spain (down 16.2%) and the slight fall in France (down 2.2%), mainly due to lower co-financing received. Regarding telecom activities, EBITDAaL amounted to 5,893 million euros, down 0.7% on a comparable basis, and the ratio of EBITDAaL from telecom activities to revenue stood at 28.2% in the first half of 2021, down 0.6 points on a comparable basis compared to the first half of 2020.

The operating profit amounted to a loss of 1,752 million euros in the first half of 2021, down by 4,002 million euros on a historical basis and 3,972 million euros on a comparable basis compared to the first half of 2020. This decrease is mainly due to the recognition of a goodwill impairment in Spain of 3,702 million euros, following the update by the Group of its strategic plan, which resulted in the review of key operating assumptions and the establishment of new business plans across all Group operating activities. The downward revision of the business plan in Spain reflects an increasingly competitive environment marked by the decline in average revenue per user and the expected lag in economic recovery due to uncertainties regarding the continuation of the health crisis (see Note 6 to the Consolidated Financial Statements).

Consolidated net income amounted to a loss of 2,605 million euros in the first half of 2021, compared with profit of 1,015 million euros in the first half of 2020, a decrease of 3,620 million euros. This change mainly reflects the decrease in operating income.

Economic CAPEX amounted to 3,845 million euros in the first half of 2021, up 21.9% on a historical basis and 22.8% on a comparable basis compared with the first half of 2020. This increase is mainly due to (i) the strong growth in investments in very high-speed fixed and mobile broadband networks (FTTH and 4G/5G), mainly in France, and to a lesser extent, in Africa & Middle East and Europe, and (ii) the decrease in disposals of fixed assets, due to the counter-effect of the significant disposals made in the first half of 2020 (mainly in Spain and France). At June 30, 2021, the Group thus had 52.8 million households connectable to very high-speed broadband (including 51.8 million FTTH connectable households), up 21.5% year-on-year.

Net financial debt totaled 25,344 million euros at June 30, 2021, up by 1,855 million euros compared with December 31, 2020. The change in net financial debt in the first half of 2021 is mainly attributable to the seasonality of activity, the payment of the balance of the dividend for the financial year 2020 and the increase in the Group’s stake in Orange Belgium (see Section 1.1.3 Significant events). The ratio of net financial debt to EBITDAaL from telecom activities stood at 1.99 at June 30, 2021, in line with the objective of a Group ratio of about 2x in the medium term.

Organic cash flow from telecom activities stood at 840 million euros in the first half of 2021, compared with 255 million euros in the first half of 2020, despite the increase in economic CAPEX. This change is mainly due to the sharp variation in working capital requirements between the two periods, which in the first half of 2020 was marked in particular by the support measures undertaken by the Group with regard to its partners in France, while the first half of 2021 saw a gradual return towards normal levels.

For dividends, see Section 1.1.4 Information on trends and the main risks and uncertainties.

1.1.3      Significant events

Infrastructure optimization, development and enhancement (FiberCos - TowerCos)

Orange Concessions (FiberCo in France)

In France, Orange signed a final agreement in March 2021 with a consortium of long-term investors comprising La Banque des Territoires (Caisse des Dépôts), CNP Assurances and EDF Invest for the disposal of 50% of the capital and joint-control of Orange Concessions. With 23 public initiative networks (PIN) representing nearly 4.5 million FTTH connections created or to be created, Orange Concessions will be the leading operator in France for Fiber To The Home (FTTH), deployed and operated on behalf of local authorities. This agreement values Orange Concessions at 2.675 billion euros. It will allow Orange to continue the rollout of fiber in rural areas of France while sharing the investment effort, in line with the ambitions of the Engage 2025 strategic plan. Orange will have a future call option enabling it to take control of and consolidate Orange Concessions.

The transaction has not yet received final approval from the relevant competition and regulatory authorities. As the criteria laid down by IFRS 5 were met at June 30, 2021, the assets and liabilities to be contributed to Orange Concessions are recognized in the statement of financial position under two specific items in assets and liabilities, entitled "Assets held for sale" and "Liabilities related to assets held for sale" respectively. Subject to obtaining this approval and approval of all stakeholders, the closing of this transaction should be completed in the second half of 2021. As a result of Orange’s loss of exclusive control over Orange Concessions, the latter will then be accounted for under associates and joint ventures in the Orange group Consolidated Financial Statements (see Note 3.2 to the Consolidated Financial Statements).

Światlowód Inwestycje (FiberCo in Poland)

In Poland, Orange Polska signed a preliminary agreement with APG Group in April 2021 for the disposal of a 50% interest in its Światlowód Inwestycje subsidiary. Owned at 50% by Orange Polska and at 50% by APG Group, the FiberCo will bring fiber to areas where demand is not met and competitors have no significant footprint. Orange will mainly be responsible for the construction and maintenance of existing lines as well as the additional 1.7 million FTTH connections that will be built over the next five years. Orange holds an option to acquire approximately an additional 1% interest by 2027-2029. This agreement values Światlowód Inwestycje at around 600 million euros, with the FiberCo ultimately representing around 2.4 million lines. In July 2021, FiberCo was granted a 3.1 billion Polish zloty credit facility to fund its fiber roll out plan.

The transaction is subject to the approval by the relevant competition authorities as well as the approval by the competent authorities of the operations to contribute the fiber assets of Orange Polska to Światlowód Inwestycje. The transaction is expected to close in the second half of 2021. When the transaction takes effect, Orange Polska’s 50% interest in Światlowód Inwestycje’s share capital and joint control with APG Group will result in this company being accounted under associates and joint ventures in the Orange group Consolidated Financial Statements (see Note 3.2 to the Consolidated Financial Statements).

Totem (European TowerCo)

In terms of plans to upgrade its European mobile network, in February 2021 Orange announced the creation of Totem, a European TowerCo intended to become a value-creating entity by (i) capitalizing on first-class passive mobile infrastructure assets, (ii) focusing on revenue growth and optimizing operational efficiency, and (iii) promoting both organic and inorganic growth.

Totem will bring together assets with proven operational excellence. It will be equipped with all the skills and functions necessary to create sustainable value, positioning the TowerCo as a leader in the growing European telecommunication tower market. Initially, it will operate a portfolio of premium towers comprising around 25,500 sites in France and Spain, the two largest countries where Orange is present. Beyond France and Spain, the Group will explore the possibility of integrating other passive mobile infrastructure assets from within Orange’s European footprint that could create value for the TowerCo. Based on this scope of sites and the terms of the Master Service Agreement (MSA) signed with Orange, in 2020 Totem would have generated revenue in excess of 500 million euros and EBITDAaL of close to 300 million euros, approximately two thirds of which from assets in France.

Organic growth will be the core focus of Totem’s management. The TowerCo will benefit from significant opportunities to develop its hosting activities across its entire portfolio. In addition, the TowerCo will host and roll out new sites for Orange and other network operators.

Totem also intends to seize opportunities for external growth in Europe. To support this growth ambition, Orange will be able to use the flexibility of the new entity’s entire capital structure, whether for issuing new shares or debt financing. Orange wishes to retain control of the TowerCo to benefit from the important source of sustainable value creation it provides for the Group.

Totem will be run by a fully independent and dedicated management team and will launch operations by the end of 2021 (see Note 1.8 to the Consolidated Financial Statements).

Investments in networks

Fixed access networks

During the first half of 2021, Orange continued to roll out its fiber optic network at a sustained pace. Despite the health crisis linked to the Covid-19 pandemic, the Group connected an additional 9.4 million households to FTTH year-on-year. At June 30, 2021, Orange thus had 51.8 million FTTH connectable households worldwide (and a total of 52.8 million households connectable to very high-speed broadband), up 22.4% year-on-year. This included 26.1 million in France, 15.3 million in Spain and 8.5 million in Other European countries. Whether through its own infrastructure or the use of third-party networks, in late 2019 Orange announced its ambition to be able to offer its FTTH packages to more than 65 million households in Europe by 2023, to assert its leadership position in Europe in fiber.

Despite the decline in the number of customers who switch to the fiber network every day, Orange also allocates significant resources to maintaining its copper network. In order to provide its customers with the best experience, in May 2021 Orange announced the launch of an action plan aimed at improving the quality of the entire fixed network. As a result, copper network maintenance budgets increased, with an expected 500 million euros in 2021. Orange is also committed to maintaining in its catalog, until 2023, the offers that were provided as part of universal services until the end of 2020.

Mobile access networks

Licenses and 5G networks

In July 2021, as part of the assignment process for the spectrum intended for 5G in Spain, Orange obtained a total of 10 MHz spectrum at the reserve price, i.e. 350 million euros (see Note 14 to the Consolidated Financial Statements).

During the first half of 2021, Orange continued to roll out its French and international 5G network. In France, Orange rolled out the 5G network in Paris and Le Havre from March 2021. At the beginning of July 2021, the Group had 520 municipalities covered by its 5G network in France. Internationally, Orange also launched the roll out of the 5G network in Slovakia during the first half of 2021, following the acquisition of the required spectrum in 2020. As of June 30, 2021, Orange had nearly one million customers with a handset and a 5G contract in six countries.

To enable economic players to exploit the opportunities provided by 5G, in February 2021 Orange also announced the opening of nine Orange 5G Labs, seven of which are in France and two abroad. They will be able to test their current solutions and think about new uses while benefiting from Orange’s technical expertise and an ecosystem in which to innovate.

Other mobile networks

In June 2021, Orange announced the extension of the roaming agreement with the operator P4 in Poland, which was initially due to end in June 2021. Accordingly, Orange has secured at least 300 million Polish zlotys in additional revenue over the next four years.

Mobile financial services

In January 2021 Orange Bank announced the acquisition of Anytime, a neobank dedicated to independent professionals and businesses. This acquisition allows Orange to offer its millions of business customers financial support and digital management tools. In addition, in order to offer its loans to as many people as possible, Orange Bank signed a partnership with Younited in June 2021 to accelerate its development in the field of consumer credit. This agreement allows Orange Bank to benefit from the full experience of a recognized player and will improve the customer experience as well as the monitoring of loans. The new platform will enable Orange Bank to propose its personal loan offer to a wider clientele and will make application procedures faster and simplified for customers. At June 30, 2021, Orange Bank had nearly 1.6 million customers in France and Spain (this number includes customers of all offers marketed by Orange Bank: accounts, loans and mobile insurance).

Digital transformation of business customers

In May 2021, Orange and Capgemini announced their intention to create a joint venture called Bleu, which will provide a "Cloud de Confiance" service that meets sovereignty requirements of the French State. This company will offer cloud services to meet the specific needs of public administrations and companies with critical infrastructures subject to specific requirements in terms of confidentiality, security and resilience.

Furthermore, in May 2021 Orange was selected by the European Commission together with other digital players to study the design of the future European quantum communication network, as part of the EuroQCI initiative. This initiative aims to integrate quantum technologies into terrestrial fiber optic and satellite communication networks that will ultimately secure encryption systems and critical infrastructure within the European Union against current and future cyber threats.

Exemplary social and environmental conduct

In February 2021, Orange announced that it had partnered with Engie, the leading developer of solar and wind power in France, to deliver a global renewable energy supply solution in France. This will involve creating new solar energy production capacities, managing the production of all renewable electricity capacities contracted by Orange with other producers and supplying additional volumes to cater to Orange's actual consumption. The 15-year Corporate Power Purchase Agreement signed by Orange and Engie covers the development of two new solar projects totaling 51 Megawatt-peak (MWp). In March 2021, Orange also signed a Corporate Power Purchase Agreement with Total for the supply of 100 Gigawatt hours per year, renewable over a 20-year period. To meet this demand, Total will develop around ten solar power plants across France by 2024. These new contracts underline Orange’s ambition to be Net Zero Carbon by 2040 and to meet 50% of its electricity needs with renewable sources by 2025.

Moreover, in May 2021 Orange announced that it was the leader in terms of number of solar panels deployed in five countries in Africa and the Middle East. Across the entire region, many sites are not connected to the electricity grid or the quality of the grid is not sufficient and sometimes requires the use of oil-fired generators. To date, Orange has installed solar panels at 5,400 of its telecom sites, saving 55 million liters of fuel each year.

Lastly, in May 2021 Orange announced the launch of Orange Ventures Impact, a 30 million euros new investment vehicle dedicated to funding start-ups. Orange Ventures Impact is fully in line with the Engage 2025 strategic plan, with these start-ups being required to help the emergence of new responsible models with a positive impact on the environment, inclusion or CareTech.

Changes in asset portfolio

Orange Concessions (FiberCo France), Światlowód Inwestycje (FiberCo Poland) and Totem (TowerCo Europe)

As regards Orange Concessions (FiberCo in France), Światlowód Inwestycje (FiberCo in Poland) and Totem (European TowerCo), see Infrastructure optimization, development and enhancement (FiberCos - TowerCos) above.

Conditional voluntary public tender offer on shares of Orange Belgium

In the second quarter of 2021, Orange launched a conditional voluntary public tender offer on 46.97% of the capital of Orange Belgium, corresponding to the balance of the shares currently not held, directly or indirectly. Following the offer, Orange SA acquired a 23.94% interest in Orange Belgium and held, directly and indirectly, 76.97% of Orange Belgium's share capital. The total acquisition cost of these shares amounted to 316 million euros. This share purchase offer did not alter the Orange group’s p-existing control over Orange Belgium, its subsidiaries and its holdings (see Note 3.2 to the Consolidated Financial Statements).

This transaction provides the Group with the means to improve the financial flexibility of Orange Belgium, to roll out its long-term value creation strategy more effectively and to enable it to better address major transformations in the Belgian market.

1.1.4      Information on trends and the main risks and uncertainties

The Group is maintaining its financial targets for 2021 as announced on February 18, 2021, namely:

−     "Stable but negative" EBITDAaL (see Section 1.5.2 EBITDAaL);

−     economic CAPEX (see Section 1.5.3 eCAPEX) of between 7.6 billion euros and 7.7 billion euros;

−     organic cash flow from telecom activities (see Section 1.5.5 Organic cash flow from telecom activities) of more than 2.2 billion euros; and

−     a ratio of net financial debt to EBITDAaL from telecom activities (see Section 1.5.7 Ratio of net financial debt to EBITDAaL from telecom activities) maintained at around 2x in the medium term.

As a reminder, these objectives take into account the allocation of the 2.2 billion-euro tax refund received at the end of 2020 following the settlement of the tax dispute in France in respect of fiscal years 2005-2006, which is intended to generate added value for the Group in the long term but has an impact on short-term objectives.

Orange will make an interim dividend cash payment for 2021 of 0.30 euros on December 15, 2021. In respect of the 2021 fiscal year, a dividend of 0.70 euros per share will be proposed to the 2022 Shareholders’ Meeting.

By nature, achievement of these targets is subject to numerous risks and uncertainties that could cause actual results to differ materially from the targets announced. The most significant risks are described in Section 2.1 Risk factors of the 2020 Universal Registration Document. As of the date of publication of this report, this description remains valid and makes it possible to assess the main risks and uncertainties for the remaining six months of the 2021 fiscal year.

1.2     Analysis of the Group’s results and capital expenditure

1.2.1      Group revenue

1.2.1.1     Revenue

Revenue by segment (2)	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
France	8,950	8,992	9,024	(0.5)%	(0.8)%
Europe	5,164	5,181	5,229	(0.3)%	(1.2)%
Spain	2,368	2,495	2,503	(5.1)%	(5.4)%
Other European countries	2,800	2,689	2,729	4.1%	2.6%
Eliminations	(4)	(4)	(4)	6.9%	6.2%
Africa & Middle-East	3,043	2,748	2,845	10.7%	6.9%
Enterprise	3,840	3,789	3,859	1.3%	(0.5)%
International Carriers & Shared Services	743	729	728	2.0%	2.0%
Eliminations	(873)	(885)	(916)
Group total	20,867	20,553	20,769	1.5%	0.5%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Revenue from telecom activities (see Note 1.1 to the Consolidated Financial Statements). The Net Banking Income (NBI) of Mobile Finance Services is recognized in other operating income (see Notes 1.2 and 1.3 to the Consolidated Financial Statements).

Revenue by offer (2)	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services	3,654	3,639	3,645	0.4%	0.3%
Mobile only services	5,189	5,021	5,122	3.3%	1.3%
Fixed only services	4,533	4,629	4,673	(2.1)%	(3.0)%
IT & integration services	1,644	1,521	1,555	8.1%	5.8%
Wholesale services	3,906	4,042	4,062	(3.4)%	(3.9)%
Equipment sales	1,391	1,176	1,184	18.4%	17.5%
Other revenue	549	526	529	4.4%	3.7%
Group total	20,867	20,553	20,769	1.5%	0.5%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Revenue from telecom activities (see Note 1.1 to the Consolidated Financial Statements). The Net Banking Income (NBI) of Mobile Finance Services is recognized in other operating income (see Notes 1.2 and 1.3 to the Consolidated Financial Statements).

The revenue of the Orange group totaled 20,867 million euros in the first half of 2021, up 0.5% on a historical basis and 1.5% on a comparable basis, compared with the first half of 2020.

Change in data on a historical basis

On a historical basis, the 0.5% or 97 million euro increase in Group revenue between the first half of 2020 and the first half of 2021 includes:

−     the negative impact of foreign exchange fluctuations, which amounted to 198 million euros, mainly as a result of movements in the US dollar, the Polish zloty, the Egyptian pound and the Guinean franc against the euro;

−     the adverse impact from changes in the scope of consolidation and other changes, which amounted to 18 million euros; and

−     the organic change on a comparable basis, representing a 314 million euro increase in revenue.

Change in data on a comparable basis

On a comparable basis, the 1.5% or 314 million euro increase in Group revenue between the first half of 2020 and the first half of 2021 was attributable primarily to:

−     the 216 million euro rise (an increase of 18.4%) in equipment sales, following the 16.9% decline recorded in the first half of 2020 in the context of the Covid-19 health crisis. Between the two periods, this increase was mainly driven by (i) mobile equipment sales in all European countries (and more particularly in France and Romania) as well for business services, and (ii) fixed telephony and Internet equipment sales (excluding network equipment) in Spain;

−     the 168 million euro rise (an increase of 3.3%) in mobile only services in connection with (i) the strong growth in prepaid mobile services in all Africa & Middle East countries (with the exception of the Central African Republic (CAR), which was affected by a data center fire in the first half of 2021), (ii) partially offset by the decline in mobile only services in Europe, mainly in Spain due to the polarization of offers and an overall shift in the market to low-cost offers;

−     the 124 million euro rise (an increase of 8.1%) in IT & integration services, mainly for business services (primarily security and cloud services), and to a lesser extent, in Poland; and

−     to a lesser extent, (i) the 23 million euro growth (an increase of 4.4%) in other revenue, both in services to International Carriers & Shared Services (upturn in Orange Marine's installation and survey activities) and in Poland (recovery of the energy resale activity), and (ii) the 15 million euro rise (an increase of 0.4%) in convergent services, up across all European countries with the exception of Spain.

These favorable changes were partially offset by:

−     the 136 million euro fall (a decrease of 3.4%) in wholesale services, mainly in France, and to a lesser extent in Europe and the Africa & Middle East countries. In France, the decline in wholesale services was mainly due (i) for the fixed line and other business, to the structural decrease in unbundling, which was only partially offset by the increase in construction, marketing and operation and maintenance of fiber optic networks (with, in particular, a decrease in co-financing of FTTH lines received from other operators between the two periods), and (ii) for the mobile business, to the declining trend in national roaming and the decrease in mobile call termination; and

−     the 96 million euro fall (a decrease of 2.1%) in fixed only services, mainly due to:

-      the downward trend in fixed only narrowband services (conventional telephony) in France and Poland; and

-      the decline in fixed only services for business services, in connection with (i) the drop in voice services (with the downward trend in conventional fixed-line telephony and the counter-effect of the massive use of audioconferencing services in the first half of 2020 during the lockdown periods), and (ii) the reduction in data services (with, in particular, the decline in satellite television broadcasting services, which continued to be affected by the Covid-19 health crisis);

-      partially offset by the growth of fixed only broadband services in France and countries in the Africa and Middle East countries, due to the increase in fiber optic offers.

The review of the change in revenue by segment is detailed in Section 1.3. Review by operating segment.

1.2.1.2     Number of customers

Number of customers	2021	2020	2020	% change	% change
(at June 30, in thousands, at the end of the period)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services
Number of convergent customers	11,185	10,814	10,814	3.4%	3.4%
Mobile services
Number of mobile accesses (2)	218,401	207,956	207,956	5.0%	5.0%
Incl. Mobile accesses of convergent customers	20,160	19,233	19,233	4.8%	4.8%
Mobile only accesses	198,241	188,722	188,722	5.0%	5.0%
Incl. Contract customers	78,800	75,094	75,094	4.9%	4.9%
Prepaid customers	139,601	132,862	132,862	5.1%	5.1%
Fixed services
Number of fixed accesses	44,770	45,120	45,120	(0.8)%	(0.8)%
Number of fixed Retail accesses	29,316	29,322	29,322	(0.0)%	(0.0)%
Incl. Number of fixed broadband accesses	22,095	20,971	20,971	5.4%	5.4%
Incl. Very high-speed broadband accesses	10,742	8,421	8,421	27.6%	27.6%
Incl. Fixed accesses of convergent customers	11,185	10,814	10,814	3.4%	3.4%
Fixed only accesses	10,910	10,158	10,158	7.4%	7.4%
Number of fixed narrowband accesses	7,222	8,351	8,351	(13.5)%	(13.5)%
Number of fixed Wholesale accesses	15,453	15,797	15,797	(2.2)%	(2.2)%
Group total (3)	263,171	253,076	253,076	4.0%	4.0%

(1)   See Section 1.5.1 Data on a comparable basis.

(2) Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Number of mobile service and fixed service customers.

1.2.2      Group operating results

1.2.2.1     Group ETDAaL

This section presents the transition from Group revenue to EBITDAaL by type of expense, after presentation adjustments, as presented in Section 1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	20,867	20,553	20,769	1.5%	0.5%
External purchases (2) (3)	(8,733)	(8,446)	(8,546)	3.4%	2.2%
Commercial expenses, equipment and content costs (2)	(3,483)	(3,054)	(3,095)	14.0%	12.5%
Service fees and inter-operator costs (2)	(2,198)	(2,312)	(2,332)	(5.0)%	(5.8)%
Other network expenses and IT expenses (2)	(1,766)	(1,667)	(1,698)	5.9%	4.0%
Other external purchases (2) (3)	(1,286)	(1,412)	(1,420)	(8.9)%	(9.4)%
Other operating income and expenses (2) (3)	96	6	(3)	N/A	N/A
Labor expenses (2) (3)	(4,373)	(4,308)	(4,342)	1.5%	0.7%
Operating taxes and levies (2) (3)	(1,188)	(1,222)	(1,232)	(2.8)%	(3.6)%
Depreciation and amortization of financed assets	(41)	(22)	(22)	92.2%	92.2%
Depreciation and amortization of right-of-use assets	(731)	(647)	(652)	13.0%	12.0%
Interest on debts related to financed assets (3) (4)	(1)	(1)	(1)	27.5%	27.5%
Interest on lease liabilities (3) (4)	(58)	(56)	(58)	2.8%	(0.6)%
EBITDAaL (4)	5,837	5,859	5,914	(0.4)%	(1.3)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.6.4 Financial glossary.

(3)   Adjusted data (see Section 3.1.5 Financial indicators not defined by IFRSs and Note 1 to the Consolidated Financial Statements).

(4)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the Consolidated Financial Statements.

In the first half of 2021, Orange group EBITDAaL stood at 5,837 million euros (including 5,893 million euros from telecom activities and a loss of 56 million euros from Mobile Finance Services activities), down 1.3% on a historical basis and 0.4% on a comparable basis compared to the first half of 2020. The ratio of EBITDAaL from telecom activities to revenue ratio was 28.2% in the first half of 2020, down 0.6 points on a historical basis and on a comparable basis compared to the first half of 2019.

Change in data on a historical basis

On a historical basis, the 1.3% drop (76 million euros) in Group EBITDAaL between the first half of 2020 and the first half of 2021 is due to:

−     the negative impact of foreign exchange fluctuations, which came to 54 million euros, mainly as a result of movements in the US dollar, the Egyptian pound and the Guinean franc against the euro;

−     the adverse impact from changes in the scope of consolidation and other changes for 1 million euros; and

−     the organic change on a comparable basis, representing a 21 million euro fall in EBITDAaL.

Change in data on a comparable basis

On a comparable basis, the 0.4% drop, i.e., 21 million euros, in Group EBITDAaL between the first half of 2020 and the first half of 2021, was mainly due to:

−     the 14.0% or 429 million euro increase in commercial expenses, equipment and content costs (see Section 1.6.4 Financial glossary), in connection with (i) the uptrend in sales activity in almost all countries (growth in equipment sales, increase in advertising, promotional and sponsoring expenses following the reopening of points of sale), after the 10.1% decline recorded in the first half of 2020 in the context of the Covid-19 health crisis, and (ii) additionally, the increase in distribution commissions in Africa & Middle East countries (in connection with business growth, in particular from Orange Money);

−     the 5.9% or 99 million euro increase in other network expenses and IT expenses (see Section 1.6.4 Financial glossary), mainly due to (i) the increase in operating and technical maintenance outsourcing expenses in France and in Africa & Middle East countries (further roll out of networks in all countries), as well as IT expenses for services to International Carriers & Shared Services;

−     the 13.0% or 84 million euro increase in depreciation and amortization of right-of-use assets, mainly in France (due in particular to the commissioning of new technical sites) and, to a lesser extent, in Africa & Middle East countries;

−     the 1.5% or 66 million euro increase, in adjusted labor expenses (see Section 1.6.4 Financial glossary), mainly related to (i) the unusual change in provisions for paid leave between the two periods (linked to the specific context of the Covid-19 health crisis in the first half of 2020), (ii) the increase in IT & integration services (in particular cybersecurity and cloud) for business services, and (iii) business growth in Africa & Middle East countries; and additionally; and

−     the 92.2% or 20 million euro increase in depreciation and amortization of financed assets (set-up boxes in France financed by a banking intermediary).

These favorable changes were partially offset by:

−     the 1.5% or 314 million euro growth in revenue;

−     the 8.9% or 126 million euro decrease in other adjusted external purchases (see Section 1.6.4 Financial glossary), relating to (i) the decrease in overheads (travel, entertainment and vehicle expenses), mainly in France, Europe and for business services, in connection with travel savings and the cancellation of various events, and (ii) the counter-effect of the Covid-19 health crisis, with the recognition in the first half of 2020 of significant additional costs related to health arrangements;

−     the 5.0% or 115 million euro decrease in service fees and inter-operator costs (see Section 1.6.4 Financial glossary) in most countries, mainly due to (i) the wide-spread decline in interconnection costs, but more particularly in France and Europe, the counter-effect of the increase in these costs recorded in the first half of 2020 in the context of the Covid-19 health crisis, and (ii) to a lesser extent, the drop in network expenses in Spain (due to the increase in fiber optic roll out and the decline in sales activity);

−     the 89 million euro decrease in other adjusted operating income (net of other adjusted operating expenses, see section 1.6.4 Financial glossary), which is mainly attributable to the decrease in impairment and losses on trade receivables from telecom activities, mainly due to the reassessment regarding the risk of non-recovery of trade receivables at June 30, 2021 (see Notes 4.1 and 5.1 to the Consolidated Financial Statements); and

−     to a lesser extent, the 2.8% or 34 million euro decrease in adjusted operating taxes and levies (see Section 1.6.4 Financial glossary), mainly in France (in particular the Territorial Economic Contribution (CET)), partially offset by the increase in Africa & Middle East countries (due to business growth).

In the first half of 2020, 160 million euros had been recognized as the main specific cost overruns incurred in managing the Covid-19 health crisis.

1.2.2.2     Group operating income

This section presents the transition from EBITDAaL to Group operating income by type of expense, after presentation adjustments, as presented in Section 1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

	2021	2020	2020
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis
EBITDAaL	5,837	5,859	5,914
Significant litigations	(89)	(169)	(169)
Specific labor expenses	(41)	(28)	(28)
Fixed assets, investments and business portfolio review	12	58	59
Restructuring program costs	(305)	(19)	(19)
Acquisition and integration costs	(20)	(10)	(10)
Depreciation and amortization of fixed assets	(3,499)	(3,523)	(3,549)
Reclassification of translation adjustment from liquidated entities	(0)	-	-
Impairment of goodwill	(3,702)	-	-
Impairment of fixed assets	(4)	1	1
Share of profits (losses) of associates and joint ventures	1	(5)	(6)
Elimination of interest on debts related to financed assets (1)	1	1	1
Elimination of interest on lease liabilities (1)	58	56	58
Operating Income	(1,752)	2,220	2,250

(1)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the Consolidated Financial Statements.

In the first half of 2021, Orange group operating income amounted to a loss of 1,752 million euros (including 1,676 million euros from telecom activities and 77 million euros from Mobile Finance Services activities), down 4,002 million euros on a historical basis and 3,972 million euros on a comparable basis compared to the first half of 2020.

Change in data on a historical basis

On a historical basis, the 4,002 million euro decrease in Group operating income between the first half of 2020 and the first half of 2021 was due to:

−     the negative impact of foreign exchange fluctuations, which came to 29 million euros, mainly as a result of movements in the US dollar against the euro;

−     the adverse impact from changes in the scope of consolidation and other changes for 1 million euros; and

−     organic change on a comparable basis, representing a 3,972 million euro decrease in operating income.

Change in data on a comparable basis

On a comparable basis, the 3,972 million euro decrease in Group operating income between the first half of 2020 and the first half of 2021 was attributable to:

−     primarily, the 3,702 million euro goodwill impairment in Spain in the first half of 2021. In Spain, the business plan was subject to a significant downwards revision since December 31, 2020 due to (i) a competitive environment which is further deteriorating despite ongoing operations aimed at market consolidation (marked by an erosion in average revenue per user), and (ii) uncertainties regarding the continuation of the health crisis (expected timeframe for economic recovery extended). In addition to the downgrading of the business plan, the expected effects of the TowerCos transaction in Spain have also been included in the future cash flows of the Spain Cash Generating Unit (CGU), with the transaction expected to take place by the end of the year (see Note 6 to the Consolidated Financial Statements); and

−     in addition, (i) the recognition, in the first half of 2021, of a 305 million euro expense for restructuring program costs, mainly in Spain (employee departure plans) and services to International Carriers & Shared Services (in particular for the optimization of the real estate portfolio), (ii) the 47 million euro decrease in the expense for the fixed asset, investment and business portfolio review, mainly due to the decrease in gains on disposals of fixed assets in France and Spain (see Note 3.1 to the consolidated financial statements), (iii) partially offset by the 80 million euro decrease in net expenses for significant litigations, corresponding to the reassessment of the risk on various disputes.

1.2.3      Group net income

	2021	2020
(at June 30, in millions of euros)		data on a historical basis
Operating income	(1,752)	2,250
Cost of gross financial debt (except financed assets)	(461)	(569)
Interest on debts related to financed assets (1)	(1)	(1)
Gains (losses) on assets contributing to net financial debt	(5)	1
Foreign exchange gains (losses)	57	(115)
Interest on lease liabilities (1)	(58)	(58)
Other net financial expenses	32	(3)
Finance costs, net	(436)	(744)
Income taxes	(417)	(491)
Consolidated net income	(2,605)	1,015
Net income attributable to owners of the parent company	(2,769)	927
Net income attributable to non-controlling interests	165	88

(1)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the Consolidated Financial Statements.

Consolidated net income of the Orange group amounted to a loss of 2,605 million euros in the first half of 2021, compared with profit of 1,015 million euros in the first half of 2020, a decrease of 3,620 million euros. This fall was mainly due to the 4,002 million euro decline in operating income, partially offset (i) by the 308 million euro improvement in finance costs (see Note 8 to the Consolidated Financial Statements), and (ii) the 74 million euro decrease in income taxes expense (see Note 7 to the Consolidated Financial Statements).

Between the two periods, the improvement in finance costs mainly stems from (i) the decline in the cost of gross financial debt excluding financed assets, due in particular to the reduction in the volume of bonds, and (ii) the improvement in foreign currency gains, primarily due to the impact of derivatives (cross-currency swaps) set up by the Group to hedge its economic exposure to subordinated notes issued in pounds sterling, for which the revaluation for foreign exchange risk is not recognized (see Notes 8.2 and 11.4 to the Consolidated Financial Statements).

After taking into account non-controlling interests (see Note 11.6 to the Consolidated Financial Statements), net income attributable to owners of the parent company amounted to a loss of 2,769 million euros in the first half of 2021, compared with a gain of 927 million euros in the first half of 2020, making a decrease of 3,696 million euros.

1.2.4      Group comprehensive income

The transition from consolidated net income to consolidated comprehensive income is described in the Consolidated statement of comprehensive income in the Consolidated Financial Statements.

1.2.5      Group capital expenditure

Investments in property, plant and equipment and intangible assets (2)	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
eCAPEX	3,845	3,131	3,156	22.8%	21.9%
Elimination of proceeds from sales of property, plant and equipment and intangible assets (3)	48	197	197	(75.7)%	(75.7)%
Telecommunication licenses	293	42	42	N/A	N/A
Financed assets (4)	23	117	117	(80.7)%	(80.7)%
Group total	4,208	3,488	3,513	20.7%	19.8%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Note 1.4 to the Consolidated Financial Statements.

(3) Elimination of proceeds from sales of property, plant and equipment and intangible assets included in economic CAPEX (eCAPEX).

(4) Financed assets include set-up boxes in France, which are financed by an intermediary bank and meet the standard criterion for the definition of property, plant and equipment according to IAS 16.

Between the first half of 2020 and the first half of 2021, the rise in investments in Group property, plant and equipment and intangible assets results from (i) the increase in investments in property, plant and equipment and intangible assets excluding telecommunication licenses, and (ii) higher expenses related to telecommunication licenses, (iii) partially offset by the decline in expenses related to financed assets.

Group Financial investments (see Section 1.6.4 Financial glossary) are detailed in the Consolidated statement of cash flows in the Consolidated Financial Statements and in Section 1.4.1 Liquidity and cash flows from telecom activities.

1.2.5.1     Economic CAPEX

In the first half of 2021, Orange group economic CAPEX stood at 3,845 million euros (including 3,832 million euros from telecom activities and 13 million euros from Mobile Finance Services), up 21.9% on a historical basis and 22.8% on a comparable basis compared to the first half of 2020. The economic CAPEX to revenue ratio for telecom activities was 18.4% in the first half of 2021, up 3.2 points on a historical basis and on comparable basis compared to the first half of 2020.

Change in data on a historical basis

On a historical basis, the 21.9% or 690 million euro increase in Group economic CAPEX between the first half of 2020 and the first half of 2021 includes:

−     the negative impact of exchange rate fluctuations, which came in at 25 million euros; and

−     organic change on a comparable basis, representing a 714 million euro increase in economic CAPEX.

Change in data on a comparable basis

On a comparable basis, the 714 million euro increase in Group economic CAPEX between the first half of 2020 and the first half of 2021, representing a 22.8% rise, is mainly due to:

−     the strong rise in investments in very high-speed fixed and mobile broadband networks (FTTH and 4G/5G), mainly in France, and to a lesser extent, in Africa & Middle East countries and in Europe. The first half of 2020 was marked by significant delays in the roll-out of very high-speed fixed and mobile broadband networks due to the Covid-19 health crisis. At June 30, 2021, the Group thus had 51.8 million FTTH-connectable households (and a total of 52.8 million households connectable to very high-speed broadband) worldwide, up 22.4% year-on-year, including 26.1 million in France, 15.3 million in Spain, 5.4 million in Poland and 2.3 million in Romania (see Section 1.1.3 Significant events). Furthermore, at the end of June 2021, Orange began to market its 5G network in six European countries (see Section 1.1.3 Significant events);

−     the decrease in fixed asset disposals, due to the counter-effect from significant disposals carried out in the first half of 2020, (i) in Spain, as part of the sale of 1,500 non-strategic mobile sites to Cellnex for 260 million euros (including 75 million euros in the first half of 2020), and (ii) in France, with the sale of FTTH connections to SFR in the first half of 2020, following the agreement signed in May 2018 between Orange and SFR (which led to Orange withdrawing from 236 municipalities in its AMII area, in favor of SFR); and

−     the increase in economic CAPEX relating to leased handsets, Liveboxes and equipment installed at customers' premises, mainly in France.

Group investments benefitted from co-financing received from other operators and subsidies, particularly in France, Spain and Poland.

1.2.5.2     Telecommunication licenses

In the first half of 2021, telecommunication licenses amounted to 293 million euros and mainly concerned (i) France for 207 million euros (with the renewal of 2G licenses in the 900 MHz and 1,800 MHz spectrums), Spain for 64 million euros (mainly for 5G licenses), Belgium for 11 million euros and Guinea for 10 million euros.

In the first half of 2020, telecommunication licenses amounted to 42 million euros, on a historical basis and on a comparable basis, and mainly concerned (i) Romania for 30 million euros (with the renewal of the 3G license in the 2,100 MHz spectrum), and (ii) Morocco for 9 million euros.

In addition, telecommunication licenses may, in some cases, give rise to annual fees recognized as taxes and operating levies in the Consolidated income statement.

1.3     Review by operating segment

The following table presents, for the Orange group, the main operating data (financial data and workforce information) by segment for the first half years of 2021 and 2020 on a comparable basis and 2020 on a historical basis.

For more details on segment information, see Note 1 to the Consolidated Financial Statements.

Period ended June 30	France				Europe	Africa & Middle-East	Enterprise	International Carriers & Shared Services	Telecom activity eliminations	Total telecom activities	Mobile Finance Services	Group eliminations	Group total
(in millions of euros)		Spain	Other European countries	Eliminations Europe	Europe Total

2021
Revenue	8,950	2,368	2,800	(4)	5,164	3,043	3,840	743	(869)	20,870	-	(4)	20,867
EBITDAaL	3,181	610	749	-	1,359	1,051	484	(182)	-	5,893	(56)	1	5,837
Operating income	1,548	(3,773)	189	-	(3,584)	579	295	(514)	-	(1,676)	(77)	1	(1,752)
eCAPEX	2,171	457	413	-	870	525	157	110	-	3,832	13	-	3,845
Telecommunication licenses	207	64	11	-	75	11	-	-	-	293	-	-	293
Average number of employees	49,927	6,749	19,251	-	26,000	14,575	27,990	12,719	-	131,211	942	-	132,153

2020 - Data on a comparable basis (1)
Revenue	8,992	2,495	2,689	(4)	5,181	2,748	3,789	729	(883)	20,555	-	(2)	20,553
EBITDAaL	3,252	728	715	-	1,444	898	486	(148)	-	5,933	(75)	1	5,859
Operating income	1,508	228	169	-	397	435	281	(312)	-	2,309	(90)	1	2,220
eCAPEX	1,647	392	363	-	755	434	170	110	-	3,115	16	-	3,131
Telecommunication licenses	0	3	30	-	33	9	0	0	-	42	-	-	42
Average number of employees	51,946	7,017	20,089	-	27,107	14,440	27,142	12,589	-	133,225	860	-	134,085

2020 - Data on a historical basis
Revenue	9,024	2,503	2,729	(4)	5,229	2,845	3,859	728	(915)	20,771	-	(1)	20,769
EBITDAaL	3,301	728	729	-	1,457	935	471	(179)	-	5,985	(72)	1	5,914
Operating income	1,557	228	174	-	402	456	267	(345)	-	2,337	(87)	1	2,250
eCAPEX	1,635	392	369	-	761	449	174	123	-	3,142	14	-	3,156
Telecommunication licenses	0	3	30	-	33	9	0	0	-	42	-	-	42
Average number of employees	51,909	7,017	20,089	-	27,107	14,440	27,116	12,682	-	133,254	831	-	134,085

(1)   See Section 1.5.1 Data on a comparable basis.

1.3.1      France

France	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	8,950	8,992	9,024	(0.5)%	(0.8)%
EBITDAaL	3,181	3,252	3,301	(2.2)%	(3.6)%
EBITDAaL / Revenue	35.5%	36.2%	36.6%	(0.6 pt)	(1.0 pt)
Operating income	1,548	1,508	1,557	2.7%	(0.5)%
eCAPEX	2,171	1,647	1,635	31.8%	32.8%
eCAPEX / Revenue	24.3%	18.3%	18.1%	5.9 pt	6.1 pt
Telecommunication licenses (2)	207	0	0	N/A	N/A
Average number of employees	49,927	51,946	51,909	(3.9)%	(3.8)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.6.2 Telecommunication licenses.

1.3.1.1     Revenue - France

France	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	8,950	8,992	9,024	(0.5)%	(0.8)%
Retail services (2)	5,383	5,377	5,377	0.1%	0.1%
Convergent services	2,317	2,268	2,268	2.2%	2.2%
Mobile only services	1,122	1,120	1,124	0.2%	(0.1)%
Fixed only services	1,944	1,990	1,986	(2.3)%	(2.1)%
Fixed only broadband services	1,415	1,367	1,363	3.5%	3.8%
Fixed only narrowband services	529	623	623	(15.1)%	(15.1)%
Wholesale services	2,720	2,838	2,871	(4.2)%	(5.3)%
Equipment sales	523	458	458	14.2%	14.2%
Other revenue	325	319	318	1.9%	2.1%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.6.4 Financial glossary.

Change in data on a historical basis

On a historical basis, the 74 million euro decrease in revenue in France between the first half of 2020 and the first half of 2021 is attributable to (i) the unfavorable effect of changes in the scope of consolidation and other changes for 32 million euros, and (ii) organic change on a comparable basis, i.e., a 42 million euro decline in revenue.

Change in data on a comparable basis

On a comparable basis, the 42 million euro decrease in revenue in France between the first half of 2020 and the first half of 2021, representing a 0.5% drop, is mainly attributable to (i) the decline in wholesale services and, to a lesser extent, the fall in conventional narrowband services, (ii) partially offset by the increase in equipment sales, the rise in convergent services and the increase in fixed only broadband services.

Between the two periods, the 42 million euro drop in revenue in France is mainly due to:

−     the 118 million euro decrease in Wholesale services, mainly linked to the counter-effect of the significant co-financing received in the first half of 2020, and the impact of the decline in unbundling, national roaming and mobile call termination; and

−     the drop in revenue from Fixed only services, down 46 million euros, due to the downward trend in conventional telephony (down 15.1%, i.e., 94 million euros) and the migration of customers towards convergent offers. Revenue from fixed only broadband services continued to grow (up 48 million euros, i.e., an increase of 3.5%), due to the 3.1% increase in the fixed only broadband access base year-on-year, partially offset by the 2.1% decline in half-year fixed only broadband ARPO (see Section 1.6.4 Financial glossary) between the two periods.

This decrease was partly offset by:

−     the 65 million euro increase in revenue from Equipment sales, in line with the recovery of business activity following the reopening of stores, in the wake of the marked decline recorded in the first half of 2020 due to the Covid-19 health crisis; and

−     the 49 million euro increase in Convergent services, which continued to grow, with year-on-year growth of 1.1% in the convergent customer base. Half-year convergent ARPO (see section 1.6.4 Financial glossary) increased 0.3% between June 30, 2020 and June 30, 2021, despite (i) the decrease in customer roaming due to travel restrictions on account of the health crisis, and (ii) the decline in content offers compared to the high consumption posted during the first lockdown in the first half of 2020. Furthermore, the number of mobile telephones in households continued to grow, with 9.8 million convergent mobile customers at June 30, 2021 (growth of 1.5% year-on-year) equivalent to 1.68 mobile accesses per convergent customer.

1.3.1.2     EBITDAaL - France

Change in data on a historical basis

On a historical basis, the 120 million euro decrease in EBITDAaL in France between the first half of 2020 and the first half of 2021 includes (i) the negative effect of changes in scope of consolidation and other changes for 49 million euros, (ii) the positive impact of exchange rate fluctuations for 1 million euros, and (iii) organic change on a comparable basis, i.e., a 71 million euro decrease in EBITDAaL.

Change in data on a comparable basis

On a comparable basis, the 71 million euro decrease in EBITDAaL in France between the first half of 2020 and the first half of 2021 was mainly attributable to:

−     (i) the increase in commercial expenses and equipment costs (mainly the costs of handsets and other equipment sold), in line with the increase in equipment sales, the upturn in business activity and the acceleration of fiber penetration, (ii) the increase in other network expenses and IT expenses, related in particular to network maintenance and operations, (iii) the increase in depreciation and amortization of right-of-use assets and financed assets (due in particular to the commissioning of new technical sites), and (iv) the 42 million euro drop in revenue;

−     partly offset by (i) the decline in other external purchases (lower overheads, counter-effect of specific additional costs resulting from the management of the Covid-19 health crisis in the first half of 2020), (ii) the reduction in operating taxes and levies (including the Territorial Economic Contribution (CET), (iii) the increase in other operating expenses, due in particular to the decrease in impairments and losses on trade receivables, (iv) the fall in interconnection costs (counter-effect of the increase posted in the first half of 2020 in the context of the Covid-19 health crisis), and (v) to a lesser extent, the reduction in labor expenses, owing mainly to the decrease in the average number of employees (full-time equivalents).

1.3.1.3     Operating income - France

Change in data on a historical basis

On a historical basis, the 9 million euro decrease in operating income in France between the first half of 2020 and the first half of 2021 includes (i) the negative effect of changes in the scope of consolidation and other changes for 49 million euros, (ii) the positive impact of exchange rate fluctuations for 1 million euros, and (iii) organic change on a comparable basis, i.e., a 40 million euro increase in operating income.

Change in data on a comparable basis

On a comparable basis, the 40 million euro increase in operating income in France between the first half of 2020 and the first half of 2021 was mainly attributable to:

−     the counter-effect of the recognition of a net expense on significant litigations of 167 million euros in the first half of 2020, relating to the reassessment of risk on various disputes;

−     partially offset by (i) the 71 million euro decrease in EBITDAaL, and (ii) the counter-effect of the recognition of a 23 million euro gain on disposal of fixed assets in the first half of 2020.

1.3.1.4     Economic CAPEX - France

Change in data on a historical basis

On a historical basis, the 536 million euro increase in economic CAPEX in France between the first half of 2020 and the first half of 2021 was attributable to (i) the positive effect of changes in the scope of consolidation and other changes for 12 million euros, and (ii) organic change on a comparable basis, i.e., a 524 million euro rise in economic CAPEX.

Change in data on a comparable basis

On a comparable basis, the 524 million euro increase in economic CAPEX in France between the first half of 2020 and the first half of 2021 was mainly attributable to:

−     the strong increase in investments in very high-speed fixed broadband networks (FTTH, with the increase in purchases of co-financing from other operators and the counter-effect of the significant delays in the roll-out of networks in the context of the Covid-19 health crisis in the first half of 2020), and additionally, in mobile networks (5G network roll out); and

−     the decrease in disposals of fixed assets, stemming mainly from the counter-effect of the sale of FTTH connections to SFR in the first half of 2020, following the agreement signed in May 2018 between Orange and SFR (which led to Orange withdrawing from 236 municipalities in its AMII area, in favor of SFR).

1.3.1.5     Additional information - France

France		2021	2020	2020	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services
Number of convergent customers		5,858	5,796	5,796	1.1%	1.1%
6-month convergent ARPO (in euros) (3)		69.0	68.8	68.8	0.3%	0.3%
Mobile services
Number of mobile accesses (2)		21,556	21,467	21,467	0.4%	0.4%
Incl. Mobile accesses of convergent customers		9,842	9,692	9,692	1.5%	1.5%
	Mobile only accesses	11,714	11,775	11,775	(0.5)%	(0.5)%
Incl. Contract customers		19,802	19,417	19,417	2.0%	2.0%
	Prepaid customers	1,754	2,050	2,050	(14.4)%	(14.4)%
6-month mobile only ARPO (in euros) (3)		16.9	16.6	16.6	2.0%	1.7%
Fixed services
Number of fixed accesses		29,835	30,674	30,674	(2.7)%	(2.7)%
Number of fixed Retail accesses		15,692	16,044	16,044	(2.2)%	(2.2)%
Incl.	Number of fixed broadband accesses	12,118	11,755	11,755	3.1%	3.1%
	Incl. Very high-speed broadband accesses	5,253	3,766	3,766	39.5%	39.5%
	Incl. Fixed accesses of convergent customers	5,858	5,796	5,796	1.1%	1.1%
	Fixed only accesses	6,261	5,959	5,959	5.1%	5.1%
6-month fixed only broadband ARPO (in euros) (3)		35.8	36.5	36.4	(2.1)%	(1.8)%
Incl.	Number of fixed narrowband accesses	3,574	4,289	4,289	(16.7)%	(16.7)%
	Incl. STN accesses	3,539	4,253	4,253	(16.8)%	(16.8)%
	Other fixed accesses	35	36	36	(1.9)%	(1.9)%
Number of fixed Wholesale accesses		14,143	14,630	14,630	(3.3)%	(3.3)%
Incl.	FTTH accesses	4,523	3,005	3,005	50.5%	50.5%
	Copper accesses	9,621	11,624	11,624	(17.2)%	(17.2)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   See Section 1.6.4 Financial glossary.

1.3.2      Europe

Europe	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	5,164	5,181	5,229	(0.3)%	(1.2)%
EBITDAaL	1,359	1,444	1,457	(5.9)%	(6.8)%
EBITDAaL / Revenue	26.3%	27.9%	27.9%	(1.6 pt)	(1.6 pt)
Operating income	(3,584)	397	402	N/A	N/A
eCAPEX	870	755	761	15.2%	14.4%
eCAPEX / Revenue	16.8%	14.6%	14.5%	2.3 pt	2.3 pt
Telecommunication licenses (2)	75	33	33	127.5%	127.5%
Average number of employees	26,000	27,107	27,107	(4.1)%	(4.1)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.6.2 Telecommunication licenses.

1.3.2.1     Revenue - Europe

Europe	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	5,164	5,181	5,229	(0.3)%	(1.2)%
Retail services	3,451	3,569	3,596	(3.3)%	(4.0)%
Convergent services	1,337	1,371	1,377	(2.5)%	(2.9)%
Mobile only services	1,434	1,514	1,525	(5.3)%	(6.0)%
Fixed only services	522	540	546	(3.3)%	(4.5)%
IT & integration services	158	144	147	9.4%	7.2%
Wholesale services	926	944	952	(2.0)%	(2.8)%
Equipment sales	718	598	611	20.0%	17.5%
Other revenue	70	69	70	0.9%	(0.6)%

(1)   See Section 1.5.1 Data on a comparable basis.

Europe	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	5,164	5,181	5,229	(0.3)%	(1.2)%
Spain	2,368	2,495	2,503	(5.1)%	(5.4)%
Poland	1,294	1,241	1,276	4.3%	1.4%
Belgium & Luxembourg	656	637	637	3.0%	3.0%
Central Europe (2)	856	817	823	4.7%	4.0%
Eliminations	(10)	(10)	(10)

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Central Europe: entities in Moldova, Romania and Slovakia.

Change in data on a historical basis

On a historical basis, the 65 million euro decrease in revenue in Europe between the first half of 2020 and the first half of 2021 was attributable to (i) the negative effect of foreign exchange fluctuations for 40 million euros, mainly as a result of movements in the Polish zloty against the euro (for 34 million euros), (ii) the unfavorable impact of changes in the scope of consolidation and other changes for 8 million euros, and (iii) organic change on a comparable basis, i.e., a 17 million euro decrease in revenue.

Change in data on a comparable basis

On a comparable basis, the 17 million euro decline in revenue in Europe between the first half of 2020 and the first half of 2021, corresponding to 0.3% decrease, was due to the fall in revenue in Spain, largely offset by revenue growth in Other European countries (all up), and was mainly attributable to:

−     the decline in retail services in Spain, as well as the drop in wholesale services in all countries;

−     partially offset by (i) the growth in equipment sales in all countries, the increase in retail services in the Other European countries, and (iii) to a lesser extent, the increase in IT & integration services in Poland.

Between the two periods, the 17 million euro decline in revenue in Europe stemmed mainly from:

−     the 80 million euro decrease in revenue from Mobile only services, mainly in Spain (see Section 1.3.2.6 Additional information - Spain), and to a lesser extent, Belgium and Slovakia. This decline was mainly due to the fall in international customer roaming revenue due to travel restrictions related to the Covid-19 health crisis. The mobile only access base was up 1.3% year-on-year, driven by the growth of the mobile only access base in the Other European countries (up 2.2% year-on-year);

−     the 34 million euro reduction in Convergent services, due to the deterioration in Spain (down 8.5%) as a result of strong competition (see Section 1.3.2.6 Additional information - Spain), partially offset by the increase in revenue from convergent services in Poland (up 14.3%) and Belgium (up 16.2%). The convergent customer base was up 6.2% year-on-year, growing in all countries, and totaled 5.3 million customers at June 30, 2021;

−     the 19 million euro decrease in revenue from Wholesale services in all countries, mainly resulting from the decline in fixed wholesale services (in Spain, Belgium and Poland), in particular due to the decline in international wholesale services; and

−     the 18 million euro drop in Fixed only services, mainly resulting from the downward trend in conventional telephony in Poland.

This decline was partially offset by:

−     the 120 million euro increase in revenue from Equipment sales, up in all countries, owing to the recovery of business activity in the first half of 2021 with the opening of stores, unlike the first half of 2020 which was marked by restrictions related to the Covid-19 health crisis; and

−     to a lesser extent, the 14 million euro rise in revenue from IT & integration services, mainly in Poland.

1.3.2.2     EBITDAaL - Europe

Change in data on a historical basis

On a historical basis, the 98 million euro decrease in EBITDAaL in Europe between the first half of 2020 and the first half of 2021 stemmed from (i) the negative effect of foreign exchange fluctuations for 12 million euros, (ii) the adverse impact of changes in the scope of consolidation and other changes for 2 million euros, and (iii) organic change on a comparable basis, i.e., an 85 million euro fall in EBITDAaL.

Change in data on a comparable basis

On a comparable basis, the 85 million euro decrease in EBITDAaL in Europe between the first half of 2020 and the first half of 2021 was mainly attributable to:

−     the increase in commercial expenses, equipment and content costs, in line with the rise in equipment sales and the business recovery in the first half of 2021 (counter-effect of the Covid-19 health crisis in the first half of 2020, which led to a reduction in costs of handsets and other equipment sold in almost all countries); and

−     the 17 million euro decrease in revenue;

−     partially offset by the decline in service fees and inter-operator costs, primarily due to the drop in interconnection charges (mainly in Spain, and to a lesser extent in Belgium and Romania) linked to the decline in wholesale services.

1.3.2.3     Operating income - Europe

Change in data on a historical basis

On a historical basis, the 3,986 million euro decrease in operating income in Europe between the first half of 2020 and the first half of 2021 was attributable to (i) the unfavorable impact of exchange rate fluctuations for 3 million euros, (ii) the negative effect of changes in the scope of consolidation and other changes for 2 million euros, and (iii) organic change on a comparable basis, i.e., a 3,981 million euro decrease in operating income.

Change in data on a comparable basis

On a comparable basis, the 3,981 million euro decrease in operating income in Europe between the first half of 2020 and the first half of 2021 was attributable:

−     primarily, to the 3,702 million euro goodwill impairment in Spain in the first half of 2021. In Spain, the business plan was subject to a significant downwards revision since December 31, 2020 due to (i) a competitive environment which is further deteriorating despite ongoing operations aimed at market consolidation (marked by an erosion in average revenue per user), and (ii) uncertainties regarding the continuation of the health crisis (expected timeframe for economic recovery extended). In addition to the downgrading of the business plan, the expected effects of the TowerCos transaction in Spain have also been included in the future cash flows of the Spain Cash Generating Unit (CGU), with the transaction expected to take place by the end of the year (see Note 6 to the Consolidated Financial Statements); and

−     as well as to (i) the recognition, in the first half of 2021, of a 145 million euro expense for the costs of restructuring programs in Spain (employee departure plans, see Note 5.2 to the Consolidated Financial Statements), and (ii) the 85 million euro decline in EBITDAaL.

1.3.2.4     Economic CAPEX - Europe

Change in data on a historical basis

On a historical basis, the 109 million euro increase in economic CAPEX in Europe between the first half of 2020 and the first half of 2021, includes (i) the negative effect of exchange rate fluctuations, i.e. 6 million euros, and (ii) organic change on a comparable basis, i.e., a 115 million euro increase in economic CAPEX.

Change in data on a comparable basis

On a comparable basis, the 115 million euro increase in economic CAPEX in Europe between the first half of 2020 and the first half of 2021 was mainly due to (i) the counter-effect of the disposal of fixed assets in Spain in the first half of 2020 (see Section 1.3.2.6 Additional information - Spain), and (ii) an upturn in investments in networks, across all countries, in a context still marked by the Covid-19 health crisis.

1.3.2.5     Additional information - Europe

Europe	2021	2020	2020	% change	% change
(at June 30, in thousands, at the end of the period)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services
Number of convergent customers	5,327	5,018	5,018	6.2%	6.2%
Mobile services
Number of mobile accesses (2)	51,398	50,098	50,098	2.6%	2.6%
Incl. Mobile accesses of convergent customers	10,317	9,541	9,541	8.1%	8.1%
Mobile only accesses	41,081	40,557	40,557	1.3%	1.3%
Incl. Contract customers	38,765	37,009	37,009	4.7%	4.7%
Prepaid customers	12,633	13,089	13,089	(3.5)%	(3.5)%
Fixed services
Number of fixed accesses	10,898	10,702	10,702	1.8%	1.8%
Number of fixed Retail accesses	9,588	9,535	9,535	0.6%	0.6%
Incl. Number of fixed broadband accesses	7,873	7,529	7,529	4.6%	4.6%
Incl. Very high-speed broadband accesses	5,006	4,395	4,395	13.9%	13.9%
Incl. Fixed accesses of convergent customers	5,327	5,018	5,018	6.2%	6.2%
Fixed only accesses	2,546	2,512	2,512	1.4%	1.4%
Incl. Number of fixed narrowband accesses	1,715	2,005	2,005	(14.5)%	(14.5)%
Number of fixed Wholesale accesses	1,310	1,168	1,168	12.2%	12.2%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

1.3.2.6     Additional information - Spain

Spain	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	2,368	2,495	2,503	(5.1)%	(5.4)%
EBITDAaL	610	728	728	(16.2)%	(16.2)%
EBITDAaL / Revenue	25.8%	29.2%	29.1%	(3.4 pt)	(3.3 pt)
Operating Income	(3,773)	228	228	N/A	N/A
eCAPEX	457	392	392	16.6%	16.6%
eCAPEX / Revenue	19.3%	15.7%	15.7%	3.6 pt	3.6 pt
Telecommunication licenses (2)	64	3	3	N/A	N/A
Average number of employees	6,749	7,017	7,017	(3.8)%	(3.8)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.6.2 Telecommunication licenses.

Revenue - Spain

Spain	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	2,368	2,495	2,503	(5.1)%	(5.4)%
Retail services	1,614	1,779	1,779	(9.2)%	(9.2)%
Convergent services	933	1,020	1,020	(8.5)%	(8.5)%
Mobile only services	450	517	517	(12.9)%	(12.9)%
Fixed only services	225	238	238	(5.4)%	(5.4)%
IT & integration services	6	4	4	42.6%	42.6%
Wholesale services	443	449	449	(1.4)%	(1.4)%
Equipment sales	310	255	263	21.5%	17.9%
Other revenue	0	12	12	(96.0)%	(96.0)%

(1)   See Section 1.5.1 Data on a comparable basis.

Change in data on a historical basis

On a historical basis, the 135 million euro decrease in revenue in Spain between the first half of 2020 and the first half of 2021 was mainly attributable to (i) the unfavorable impact of changes in the scope of consolidation and other changes for 8 million euros, and (ii) organic change on a comparable basis, i.e., a 127 million euro decline in revenue.

Change in data on a comparable basis

On a comparable basis, the 127 million euro fall in revenue in Spain between the two periods, i.e., a 5.1% drop, stems primarily from:

−     the 86 million euro decrease in revenue from Convergent services, which is attributable to a still very aggressive competitive environment, resulting in a decline in the half-year convergent ARPO (down 8.3% year-on-year), despite a 2.4% year-on-year increase in the convergent customer base;

−     the 67 million euro decline in revenue from Mobile only services, mainly due to the ongoing migration of the market towards low cost offers, resulting in (i) a drop of 3.8% in the half-year mobile only ARPO year-on-year, and (ii) a decline of 1.5% in the mobile only access base year-on-year. The contract customer base (excluding M2M) was affected by competitive pressure and by the migration of customers towards low cost offers, while the prepaid offer customer base continued to suffer from the Covid-19 health crisis and its effects on tourism; and

−     to a lesser extent, (i) the 13 million euro drop in revenue from Fixed only services, also impacted by a very competitive environment, resulting in a 10.9% decline in the half-year fixed only ARPO year-on-year, and a 1.2% drop in the fixed only broadband access base, and (ii) the 11 million euro fall in Other revenue;

−     partially offset by the 55 million euro increase in Equipment sales, owing to the recovery of commercial activity in the first half of 2021 and the counter-effect of the Covid-19 health crisis in the first half of 2020 (notably with the closure of stores).

EBITDAaL - Spain

Change in data on a historical basis and on a comparable basis

On both a historical and a comparable basis, the 118 million euro decrease in EBITDAaL in Spain between the first half of 2020 and the first half of 2021 is mainly attributable to:

−     (i) the 127 million euro decrease in revenue, (ii) the increase in commercial expenses and equipment costs in connection with the rise in equipment sales and the business recovery in the first half of 2021, and (iii) the increase in content costs, mainly due to the rise in television service costs and soccer rights;

−     partially offset (i) by the decrease in service fees and inter-operator costs, due to the drop in network access connectivity costs owing to the migration of customers to fiber on the proprietary network, as well as the decline in business, and (ii) the decrease in other external purchases due in particular to efforts to optimize the cost structure.

Operating income - Spain

Change in data on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, the 4,001 million euro decrease in operating income in Spain between the first half of 2020 and the first half of 2021 was attributable to:

−     primarily, in the first half of 2021, the 3,702 million euro goodwill impairment in Spain, where the business plan has been subject to a significant downwards revision since December 31, 2020 due to (i) a competitive environment which is further deteriorating despite ongoing operations aimed at market consolidation (marked by an erosion in average revenue per user), and (ii) uncertainties regarding the continuation of the health crisis (expected timeframe for economic recovery extended). In addition to the downgrading of the business plan, the expected effects of the TowerCos transaction have also been included in the future cash flows of the Spain Cash Generating Unit (CGU), with the transaction expected to take place by the end of the year (see Note 6 to the Consolidated Financial Statements); and

−     additionally, (i) the recognition, in the first half of 2021, of a 145 million euro expense for the costs of restructuring programs in Spain (employee departure plans, see Note 5.2 to the Consolidated Financial Statements), (ii) the 118 million euro decrease in EBITDAaL, and (iii) to a lesser extent, the 22 million euro reduction in the expense for the fixed asset, investment and business portfolio review, mainly due to the decrease in gains on disposals of fixed assets.

Economic CAPEX - Spain

Change in data on a historical basis and on a comparable basis

On both a historical and a comparable basis, the 65 million euro increase in economic CAPEX in Spain between the first half of 2020 and the first half of 2021 is mainly due to (i) the counter-effect of disposals completed in the first half of 2020 as part of the sale of 1,500 non-strategic mobile sites to Cellnex for 260 million euros (including 75 million euros in the first half of 2020), and (ii) an acceleration of investments in mobile networks, which had slowed down in the first half of 2020 due to the Covid-19 health crisis, (iii) partially offset by lower IT-related investments.

1.3.3      Africa & Middle East

Africa & Middle East	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	3,043	2,748	2,845	10.7%	6.9%
EBITDAaL	1,051	898	935	17.0%	12.4%
EBITDAaL / Revenue	34.5%	32.7%	32.9%	1.9 pt	1.7 pt
Operating Income	579	435	456	33.0%	27.0%
eCAPEX	525	434	449	21.0%	16.9%
eCAPEX / Revenue	17.2%	15.8%	15.8%	1.5 pt	1.5 pt
Telecommunication licenses (2)	11	9	9	15.5%	15.7%
Average number of employees	14,575	14,440	14,440	0.9%	0.9%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.6.2 Telecommunication licenses.

Africa & Middle East continued to suffer political or economic instability and sometimes tax or regulatory pressures that could affect the business and results of Group subsidiaries and holdings, and may continue to affect them in the future. In some cases, these situations have led the Group to book impairments on assets (see Note 6 to the Consolidated Financial Statements). For further information on the risk factors, see Section 2.1 Risk factors of the 2020 Universal Registration Document.

1.3.3.1     Revenue - Africa & Middle East

Africa & Middle East	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	3,043	2,748	2,845	10.7%	6.9%
Retail services	2,660	2,359	2,444	12.8%	8.8%
Mobile only services	2,329	2,080	2,164	11.9%	7.6%
Fixed only services	318	265	270	19.9%	17.9%
IT & integration services	13	13	11	1.6%	24.6%
Wholesale services	310	329	342	(5.6)%	(9.3)%
Equipment sales	54	42	40	28.8%	34.3%
Other revenue	18	18	19	0.7%	(4.3)%

(1)   See Section 1.5.1 Data on a comparable basis.

Africa & Middle East	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	3,043	2,748	2,845	10.7%	6.9%
Sonatel sub-group (2)	978	868	895	12.7%	9.3%
Côte d’Ivoire sub-group (3)	710	633	636	12.1%	11.5%
Egypt	449	406	440	10.7%	2.1%
Morocco	314	296	295	6.1%	6.3%
Jordan	190	182	200	4.3%	(4.7)%
Cameroon	185	159	159	16.6%	16.6%
Congo (DRC)	131	130	143	0.4%	(8.2)%
Other countries (4)	113	100	105	13.1%	8.2%
Eliminations	(28)	(27)	(27)

(1)   See Section 1.5.1 Data on a comparable basis.

(2) Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(3)   Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(4)   Other countries: mainly Botswana, Central African Republic (CAR) and Madagascar.

Change in data on a historical basis

On a historical basis, the 197 million euro increase in revenue in Africa & Middle East countries between the first half of 2020 and the first half of 2021 includes (i) the negative impact of exchange rate fluctuations for 98 million euros, mainly as a result of movements in the Egyptian pound (for 33 million euros), the Guinean franc (for 22 million euros), and the Jordanian dinar (for 17 million euros) against the euro, and (ii) organic change on a comparable basis, representing a 295 million euro increase in revenue.

Change in data on a comparable basis

On a comparable basis, the 295 million euro increase in revenue in Africa & Middle East countries between the first half of 2020 and the first half of 2021, corresponding to a 10.7% rise, was mainly due to business growth in all countries in the region, with the exception of the Central African Republic (CAR, affected by a data center fire in the first half of 2021), with ten countries posting double-digit growth.

Between the two periods, the 295 million euro growth in revenue in Africa & Middle East was mainly driven by the 248 million euro increase in Mobile only services, owing in large part to the performance of its growth drivers:

−     data services, which posted growth of 23.0% year-on-year, driven in particular by momentum in the 4G customer base, which grew 36.6% year-on-year and recorded over 38 million customers as of June 30, 2021; and

−     Orange Money, up 20.6% year-on-year.

Furthermore, the mobile access base continues to grow and posted an increase of 7.0% year-on-year.

Revenue from Fixed only services grew 53 million euros between the two periods, driven by the growth in broadband services, which increased by 48 million euros (i.e., up 29.8% year-on-year), with 1.9 million fixed only broadband accesses as of June 30, 2021 (growth of 29.6% year-on-year).

These favorable developments were partly offset by the decline in revenue from Wholesale services, which fell 19 million euros between the two periods, due in particular to the decrease in revenue from hubbing and incoming international traffic volumes.

1.3.3.2     EBITDAaL - Africa & Middle East

Change in data on a historical basis

On a historical basis, the 116 million euro increase in EBITDAaL in Africa & Middle East countries between the first half of 2020 and the first half of 2021 included (i) the negative effect of foreign exchange fluctuations for 35 million euros, (ii) the unfavorable impact of changes in the scope of consolidation and other changes for 2 million euros, and (iii) organic change on a comparable basis, i.e., an increase of 153 million euros in EBITDAaL.

Change in data on a comparable basis

On a comparable basis, the 153 million euro increase in EBITDAaL in Africa & Middle East countries between the first half of 2020 and the first half of 2021 was primarily attributable to:

−     the growth of 295 million euros in revenue;

−     partially offset by (i) the rise in commercial expenses and equipment costs, mainly due to the increase in distribution fees in connection with business growth (in particular Orange Money), (ii) the increase in other network expenses and IT expenses, due to the continued network roll-outs in all countries, (iii) the rise in operating taxes and levies, particularly due to the region's business growth, and (iv) the increase in other operating expenses.

1.3.3.3     Operating income - Africa & Middle East

Change in data on a historical basis

On a historical basis, the 123 million euro increase in operating income in Africa & Middle East countries between the first half of 2020 and the first half of 2021 included (i) the negative effect of foreign exchange fluctuations for 18 million euros, (ii) the unfavorable impact of changes in the scope of consolidation and other changes for 2 million euros, and (iii) organic change on a comparable basis, i.e., an increase of 144 million euros in operating income.

Change in data on a comparable basis

On a comparable basis, the 144 million euro increase in operating income in Africa & Middle East countries between the first half of 2020 and the first half of 2021 was mainly due to the 153 million euro rise in EBITDAaL, partially offset by the recognition, in the first half of 2021, of a 32 million euro expense for restructuring program costs.

1.3.3.4     Economic CAPEX - Africa & Middle East

Change in data on a historical basis

On a historical basis, the 76 million euro increase in economic CAPEX in Africa & Middle East countries between the first half of 2020 and the first half of 2021, includes (i) the negative effect of exchange rate fluctuations, i.e., 15 million euros, and (ii) organic change on a comparable basis, i.e., a 91 million euro increase in economic CAPEX.

Change in data on a comparable basis

On a comparable basis, the 91 million euro increase in economic CAPEX for Africa & Middle East countries between the first half of 2020 and the first half of 2021 was mainly attributable to increased investments in very high-speed mobile and fixed broadband networks (4G and FTTH), in particular in Egypt and for the Sonatel subgroup.

1.3.3.5     Additional information - Africa & Middle East

Africa & Middle East	2021	2020	2020	% change	% change
(at June 30, in thousands, at the end of the period)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Mobile services
Number of mobile accesses (2)	132,192	123,516	123,516	7.0%	7.0%
Incl. Contract customers	6,979	5,793	5,793	20.5%	20.5%
Prepaid customers	125,214	117,723	117,723	6.4%	6.4%
Fixed services
Number of fixed accesses	2,712	2,277	2,277	19.1%	19.1%
Number of fixed Retail accesses	2,712	2,277	2,277	19.1%	19.1%
Incl. Number of broadband accesses	1,867	1,441	1,441	29.6%	29.6%
Number of fixed narrowband accesses	845	836	836	1.0%	1.0%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

1.3.4      Enterprise

Enterprise	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	3,840	3,789	3,859	1.3%	(0.5)%
EBITDAaL	484	486	471	(0.5)%	2.7%
EBITDAaL / Revenue	12.6%	12.8%	12.2%	(0.2 pt)	0.4 pt
Operating income	295	281	267	4.8%	10.4%
eCAPEX	157	170	174	(8.0)%	(9.9)%
eCAPEX / Revenue	4.1%	4.5%	4.5%	(0.4 pt)	(0.4 pt)
Average number of employees	27,990	27,142	27,116	3.1%	3.2%

(1)   See Section 1.5.1 Data on a comparable basis.

1.3.4.1     Revenue - Enterprise

Enterprise	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	3,840	3,789	3,859	1.3%	(0.5)%
Fixed only services	1,834	1,921	1,958	(4.5)%	(6.3)%
Voice services (2)	569	626	632	(9.0)%	(10.0)%
Data services (3)	1,265	1,296	1,326	(2.4)%	(4.6)%
IT & integration services	1,565	1,442	1,475	8.6%	6.1%
Mobile services and equipment (4)	440	426	426	3.4%	3.4%
Mobile only services	318	324	327	(1.6)%	(2.7)%
Wholesale services	21	21	21	0.3%	0.3%
Equipment sales	101	81	77	24.6%	30.2%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Voice services include (i) legacy voice offers (PSTN access), (ii) Voice over Internet Protocol (VoIP) products, (iii) audio-conference services, (iv) incoming traffic for call centers, and (v) sales of network equipment related to the operation of voice services.

(3)   Data services include (i) legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), (ii) services having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access, (iii) satellite TV broadcast services, (iv) Business Everywhere roaming offers, and (v) network equipment sales related to the operation of data services.

(4)   Mobile services and equipment include (i) mobile only services, (ii) wholesale services corresponding to incoming mobile B2B traffic invoiced to other carriers, and (iii) mobile equipment sales invoiced to businesses.

Change in data on a historical basis

On a historical basis, the 19 million euro decrease in Enterprise revenue between the first half of 2020 and the first half of 2021 includes (i) the unfavorable effect of foreign exchange fluctuations for 59 million euros, mainly as a result of movements in the US dollar against the euro, (ii) the negative impact of changes in scope of consolidation and other changes for 11 million euros, and (iii) organic change on a comparable basis, i.e., a 51 million euro increase in revenue.

Change in data on a comparable basis

On a comparable basis, the 51 million euro increase in Enterprise revenue between the first half of 2020 and the first half of 2021, corresponding to a 1.3% increase, was mainly due to (i) the growth in IT & integration services and, to a lesser extent, Mobile services and equipment sales, (ii) partially offset by the decline in Fixed only services (voice and data).

Between the two periods, the 123 million euro increase in IT & integration services revenue was mainly due to the growth in Cloud (up 9.8% year-on-year) and security services (up 14.3% year-on-year).

Revenue from Mobile services and equipment was up 15 million euros, driven by the upturn in equipment sales, while roaming remained impacted by travel restrictions related to the Covid-19 health crisis.

These changes were partially offset by the 57 million euro decrease in revenue from Voice services, which stems from the underlying decline in voice services (particularly conventional fixed-line telephony, down by 11.2% year-on-year) and the counter-effect of the substantial use of audioconferencing services in the first half of 2020 during the lockdown periods. Between the two periods, revenue from Data services also fell (down 31 million euros) mainly outside France, due in particular to the transformation of service technologies as well as the 5.9% decline in revenue from satellite broadcasting services (Globecast), which remained impacted by the Covid-19 health crisis (postponements and cancellations of sporting and cultural events).

1.3.4.2     EBITDAaL - Enterprise

Change in data on a historical basis

On a historical basis, the 13 million euro increase in Enterprise EBITDAaL between the first half of 2020 and the first half of 2021 includes (i) the positive effect of changes in scope of consolidation and other changes for 26 million euros, (ii) the unfavorable impact of exchange rate fluctuations for 11 million euros, and (iii) organic change on a comparable basis, i.e., a 2 million euro decrease in EBITDAaL.

Change in data on a comparable basis

On a comparable basis, the 2 million euro decrease in Enterprise EBITDAaL between the first half of 2020 and the first half of 2021 was mainly attributable to:

−     (i) the increase in commercial expenses and equipment costs, in connection with the growth in mobile equipment sales, (ii) the rise in labor expenses, due in particular to the higher average number of employees (full-time equivalents) linked to the growth of IT & integration services, and (iii) the increase in other service fees and costs;

−     partially offset by (i) the 51 million euro increase in revenue, (ii) the decrease in service fees and inter-operator costs, (iii) the reduction in overheads, (iv) the drop in other operating expenses (net of other operating income), and (v) the reduction in operating taxes and levies.

1.3.4.3     Operating income - Enterprise

Change in data on a comparable basis

On a historical basis, the 28 million euro increase in Enterprise operating income between the first half of 2020 and the first half of 2021 includes (i) the positive impact of changes in the scope of consolidation and other changes for 26 million euros, (ii) the unfavorable effect of foreign exchange rate fluctuations for 11 million euros, mainly as a result of movements in the US dollar against the euro, and (iii) organic change on a comparable basis, i.e., a 14 million euro increase in operating income.

Change in data on a comparable basis

On a comparable basis, the 14 million euro increase in Enterprise operating income between the first half of 2020 and the first half of 2021 was mainly due to the decrease in depreciation and amortization of fixed assets, as a result of the slowdown in investments as well as handset retirements.

1.3.4.4     Economic CAPEX - Enterprise

Change in data on a historical basis

On a historical basis, the 17 million euro decrease in Enterprise economic CAPEX between the first half of 2020 and the first half of 2021, is attributable to (i) the unfavorable effect of exchange rate fluctuations, i.e., 4 million euros, and (ii) organic change on a comparable basis, i.e., a 14 million euro reduction in economic CAPEX.

Change in data on a comparable basis

On a comparable basis, the 14 million euro decrease in Enterprise economic CAPEX between the first half of 2020 and the first half of 2021 is mainly attributable to a lower number of projects under construction.

1.3.4.5     Additional information - Enterprise

Enterprise	2021	2020	2020	% change	% change
(at June 30, in thousands, at the end of the period)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Mobile services
Number of mobile accesses in France (2)	13,254	12,875	12,875	2.9%	2.9%
Fixed services
Number of fixed accesses in France	1,325	1,467	1,467	(9.7)%	(9.7)%
Number of fixed Retail accesses	1,325	1,467	1,467	(9.7)%	(9.7)%
Incl. Number of fixed broadband accesses	236	246	246	(4.0)%	(4.0)%
Number of fixed narrowband accesses	1,088	1,220	1,220	(10.8)%	(10.8)%
Number of IP-VPN accesses worldwide (3)	352	360	360	(2.3)%	(2.3)%
Incl. Number of IP-VPN accesses in France (3)	304	305	305	(0.4)%	(0.4)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Access of customers outside the Orange group, not including carrier market.

1.3.5      International Carriers & Shared Services

International Carriers & Shared Services	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	743	729	728	2.0%	2.0%
EBITDAaL	(182)	(148)	(179)	(23.6)%	(1.7)%
EBITDAaL / Revenue	(24.5)%	(20.2)%	(24.6)%	(4.3 pt)	0.1 pt
Operating income	(514)	(312)	(345)	(64.4)%	(49.0)%
eCAPEX	110	110	123	0.5%	(10.8)%
eCAPEX / Revenue	14.8%	15.0%	16.9%	(0.2 pt)	(2.1 pt)
Average number of employees	12,719	12,589	12,682	1.0%	0.3%

(1)   See Section 1.5.1 Data on a comparable basis.

1.3.5.1     Revenue - International Carriers & Shared Services

International Carriers & Shared Services	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	743	729	728	2.0%	2.0%
Wholesale services	522	532	530	(1.9)%	(1.4)%
Other revenue	221	196	199	12.4%	11.2%

(1)   See Section 1.5.1 Data on a comparable basis.

Change in data on a historical basis

On a historical basis, the 15 million euro increase in International Carriers & Shared Services revenue between the first half of 2020 and the first half of 2021 includes (i) the favorable impact from changes in scope of consolidation and other changes for 4 million euros, (ii) the negative impact of foreign exchange fluctuations for 4 million euros, and (iii) organic change on a comparable basis, i.e., a 14 million euro increase in revenue.

Change in data on a comparable basis

On a comparable basis, the 14 million euro increase in International Carriers & Shared Services revenue between the first half of 2020 and the first half of 2021, up 2%, was attributable to:

−     the 24 million euro growth in Other revenue, in particular due to the increase in Orange Marine's installation and survey activities, with low business activity in the first half of 2020 due to the Covid-19 health crisis;

−     partially offset by the 10 million euro decrease in Wholesale services, in connection with the decline in international wholesale services (in particular voice and roaming activities) still impacted by the Covid-19 health crisis and the transformation of uses.

1.3.5.2     EBITDAaL - International Carriers & Shared Services

Change in data on a historical basis

On a historical basis, the 3 million euro decrease in International Carriers & Shared Services EBITDAaL between the first half of 2020 and the first half of 2021 includes (i) the positive effect of changes in scope of consolidation and other changes for 29 million euros, (ii) the favorable impact of exchange rate fluctuations for 3 million euros, and (iii) organic change on a comparable basis, i.e., a 35 million euro decrease in EBITDAaL.

Change in data on a comparable basis

On a comparable basis, the 35 million euro decrease in International Carriers & Shared Services EBITDAaL between the first half of 2020 and the first half of 2021 stemmed mainly from:

−     (i) the increase in commercial expenses and equipment costs, mainly due to the rise in advertising, promotion and sponsorship costs (2024 Olympic Games rights), the increase in labor expenses, and (iii) the increase in IT expenses;

−     partially offset by (i) the 14 million euro increase in revenue, and (ii) the decrease in overheads of shared services, due in particular to ongoing travel restrictions due to the Covid-19 health crisis.

1.3.5.3     Operating income - International Carriers & Shared Services

Change in data on a historical basis

On a historical basis, the 169 million euro decrease in International Carriers & Shared Services operating income between the first half of 2020 and the first half of 2021 includes (i) the positive effect of changes in scope of consolidation and other changes for 30 million euros, (ii) the favorable impact of exchange rate fluctuations for 2 million euros, and (iii) organic change on a comparable basis, i.e., a 201 million euro decrease in operating income.

Change in data on a comparable basis

On a comparable basis, the 201 million euro decrease in International Carriers & Shared Services operating income between the first half of 2020 and the first half of 2021 mainly resulted from (i) the recognition, in the first half of 2021, of a 114 million euro expense for restructuring program costs (mainly due to the optimization of the property portfolio), (ii) the recognition, in the first half of 2021, of a 58 million euro expense in respect of significant litigations, corresponding to the reassessment of the risk on various disputes, and (iii) the 35 million euro drop in EBITDAaL.

1.3.5.4     Economic CAPEX - International Carriers & Shared Services

Change in data on a historical basis

On a historical basis, the 13 million euro decrease in International Carriers & Shared Services economic CAPEX between the first half of 2020 and the first half of 2021 was attributable to (i) the unfavorable impact of changes in the scope of consolidation and other changes for 14 million euros, (ii) partially offset by organic change on a comparable basis, i.e., a 1 million euro increase in economic CAPEX.

Change in data on a comparable basis

On a comparable basis, the 1 million euro increase in International Carriers & Shared Services economic CAPEX between the first half of 2020 and the first half of 2021 was mainly due to (i) the increase in disposals of fixed assets carried out as part of the real estate optimization program, and (ii) the rise in investments in major real estate projects.

1.3.6      Mobile Finance Services

Mobile Finance Services	2021	2020	2020	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Net banking income (NBI) (2)	53	34	34	57.1%	57.1%
Cost of bank credit risk (3)	(14)	(11)	(11)	26.5%	26.5%
Operating income	(77)	(90)	(87)	14.8%	11.9%
eCAPEX	13	16	14	(18.5)%	(8.9)%
Average number of employees	942	860	831	9.5%	13.3%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Net Banking Income (NBI) recognized as other operating income (see Notes 1.2 and 1.3 to the Consolidated Financial Statements).

(3)   Cost of bank credit risk recognized in other operating expenses (see Notes 1.2 and 1.3 to the Consolidated Financial Statements).

In the first half of 2021, the Mobile Finance Services business continued to grow, particularly:

−     in Europe, with (i) the continued development of value offers, (ii) the migration of all account customers of products sold by Orange Bank to a Mastercard payment and withdrawal system, and (iii) the signing of a partnership with Younited Crédit aimed at accelerating the development of consumer credit (see Section 1.1.3 Significant events). At June 30, 2021, Orange Bank had nearly 1.6 million customers in France and Spain (this number includes customers of all products sold by Orange Bank for individuals, professionals and businesses: accounts, loans and mobile insurance); and

−     in Africa, with further customer acquisition in Côte d'Ivoire and the development of an enhanced credit offer. At June 30, 2021, Orange Bank Africa had 575,000 customers.

1.3.6.1     Operating activities

The segment information for Mobile Finance Services (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.2 and 1.3 to the Consolidated Financial Statements.

Operating income - Mobile Finance Services

Change in data on a historical basis

On a historical basis, the 10 million euro improvement in Mobile Finance Services operating income between the first half of 2020 and the first half of 2021 includes (i) the unfavorable effect of changes in the scope of consolidation and other changes for 3 million euros, and (ii) organic change on a comparable basis, i.e., a 13 million euro improvement in operating income.

Change in data on a comparable basis

On a comparable basis, the 13 million euro improvement in operating income between the first half of 2020 and the first half of 2021 was mainly attributable to:

−     the 19 million euro increase in Net Banking Income (NBI, see Notes 1.2 and 1.3 to the Consolidated Financial Statements), driven by the development of bank account and credit products in France and Spain, the integration of the neobank Anytime (see Section 1.1.3 Significant events) and the launch of banking activities in Africa;

−     partially offset (i) by the 3 million euro increase in the cost of bank credit risk (see Notes 1.2, 1.3, 5.1 and 10.2 to the Consolidated Financial Statements), mainly due to the development of credit activity in Spain and Africa, (ii) the 3 million euro increase in acquisition and integration costs, in connection with the integration of the neobank Anytime, and (iii) the 4 million euro increase in depreciation and amortization of fixed assets, due to the rise in year-on-year investments.

Economic Capex - Mobile Finance Services

Change in data on a historical basis

On a historical basis, the 1 million euro decline in Mobile Finance Services economic CAPEX between the first half of 2020 and the first half of 2021 includes (i) the favorable effect of changes in the scope of consolidation and other changes for 2 million euros, and (ii) organic change on a comparable basis, i.e., a 3 million euro reduction in economic CAPEX.

Change in data on a comparable basis

On a comparable basis, the 3 million euro decrease in Mobile Finance Services economic CAPEX between the first half of 2020 and the first half of 2021 was attributable to the decline in investments in Spain and Africa.

1.3.6.2     Assets, liabilities and cash flows

The segment information for Mobile Finance Services (operating income, investments in property, plant and equipment and intangible assets, assets, liabilities and cash flows) is presented in Note 1 to the Consolidated Financial Statements, and the activities of Mobile Finance Services (financial assets and liabilities) are described in Note 10 to the Consolidated Financial Statements.

For more information on the risks related to Mobile Finance Services activities, see Section 2.1.3 Financial risks of the 2020 Universal Registration Document.

1.4     Cash flow and financial debt of telecom activities

To ensure the transparency of the financial statements and separate out the performance of telecom activities and Mobile Finance Services activities, the analysis and financial commentary are split to reflect these two business areas. Thus, Section 1.4 Cash flow and financial debt of telecom activities covers telecom activities, and Section 1.3.7 Mobile Finance Services is dedicated to the Group's banking activities.

1.4.1      Liquidity and cash flows from telecom activities

1.4.1.1     Organic cash flow from telecom activities

Organic cash flow from telecom activities is not a financial indicator defined by IFRS. For further information on the calculation of organic cash flow from telecom activities and the reasons why the Orange group uses this indicator, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Organic cash flow from telecom activities stood at 840 million euros in the first half of 2021, compared with 255 million euros in the first half of 2020 (see Note 1.7 to the Consolidated Financial Statements).

Organic cash flow from telecom activities	2021	2020
(at June 30, in millions of euros)		data on a historical basis
EBITDAaL from telecom activities	5,893	5,985
eCAPEX of telecom activities	(3,832)	(3,142)
EBITDAaL - eCAPEX of telecom activities	2,060	2,843
Increase (decrease) in eCAPEX trade payables (1)	(284)	(340)
Decrease (increase) in working capital requirement (2)	382	(1,017)
Interest paid and interest rate effects on derivatives, net (net of dividends received) (3)	(582)	(559)
Income taxes paid	(500)	(527)
Other operating items (4)	(236)	(146)
Organic cash flow from telecom activities	840	255

(1)   Including investment grant advances.

(2)   See Section 1.6.4 Financial glossary.

(3)   Excluding (i) interest paid on lease liabilities for 59 million euros in the first half of 2021 and 63 million euros in the first half of 2020, and (ii) interest paid on debt related to financed assets for 1 million euros in the first half of 2021 and in the first half of 2020 (see Note 1.7 to the Consolidated Financial Statements).

(4)   Including (i) disbursements related to the French part-time for seniors plans (TPS, plans relating to agreements for the employment of older workers in France) and restructuring and integration costs, (ii) repayment of lease liabilities and payables related to financed assets, (iii) change in receivables and payables related to operating taxes and levies, and (iv) elimination of non-monetary effects.

Between the first half of 2020 and the first half of 2021, the 585 million euro increase in organic cash flow from telecom activities was attributed mainly to:

−     the 1,398 million euro change in working capital requirement between the two periods. This change was mainly due to (i) the decline in receivables relating to the construction, operation and marketing of fiber optic networks in France, and (ii) the counter-effect of the impacts of the Covid-19 health crisis in the first half of 2020, which had been marked by the increase in overdue payments from customers and by the measures taken by the Group to support suppliers of goods and services in France, while the situation is gradually getting back to normal in the first half of 2021 (see Notes 4.1 and 5.3 to the Consolidated Financial Statements);

−     partly offset by (i) the 691 million euro increase in economic CAPEX from telecom activities on a historical basis, mainly due to the counter-effect of the slowdown in the roll-out of fixed and mobile networks during the first half of 2020 in the context of the Covid-19 health crisis, and the decline in disposals of fixed assets (see Section 1.2.6.1 Economic CAPEX), and (ii) to a lesser extent, the 92 million euro drop in EBITDAaL from telecom activities on a historical basis (see Section 1.2.2.1 Group EBITDAaL).

1.4.1.2     Cash flows from telecom activities

Cash flows from telecom activities are presented in Note 1.7 to the Consolidated Financial Statements.

Simplified statement of cash flows from telecom activities (1)	2021	2020
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities	5,523	4,385
Net cash used in investing activities	(3,317)	(3,280)
Net cash used in financing activities	(3,594)	(1,168)
Cash change in cash and cash equivalents	(1,386)	(62)
Cash and cash equivalents in the opening balance	7,891	6,112
Cash change in cash and cash equivalents	(1,386)	(62)
Non-cash change in cash and cash equivalents	19	(19)
Cash and cash equivalents in the closing balance	6,523	6,031

(1)   See Note 1.7 to the Consolidated Financial Statements.

Net cash provided by operating activities (telecom activities)

Between the first half of 2020 and the first half of 2021, the 1,138 million euro increase in net operating cash flow from telecom activities, was mainly due to:

−     the 1,398 million euro change in working capital requirement between the two periods (see above);

−     partially offset by the 310 million euro decrease in operating income from telecom activities, excluding the 3,702 million euro goodwill impairment in Spain in the first half of 2021 (with no effect on cash flow, see Note 6 to the Consolidated Financial Statements).

Net cash used in investing activities (telecom activities)

Between the first half of 2020 and the first half of 2021, the 37 million euro increase in net cash used in investing activities of telecom activities resulted primarily from:

−     the 630 million euro increase in acquisitions and disposals of property, plant and equipment and intangible assets (net of the change in fixed asset payables), mainly due to (i) the counter-effect of the slowdown in the roll-out of fixed and mobile networks during the first half of 2020 in the context of the Covid-19 health crisis, and (ii) the decline in disposals of fixed assets (see Section 1.2.6 Group investments), (iii) telecommunication license expenses, which were stable overall between the two periods;

−     largely offset by (i) changes in investments and other financial assets between the two periods, with a 900 million euro decrease in investments at fair value in the first half of 2021, compared to a 357 million euro decrease in the first half of 2020, due to higher dividend payments in the first half of 2021 than in the first half of 2020 (see below), and (ii) to a lesser extent, the 74 million euro increase in disposals of equity investments measured at fair value.

Net cash used in financing activities (telecom activities)

Between the first half of 2020 and the first half of 2021, the 2,426 million euro increase in net cash used in financing activities of telecom activities resulted primarily from:

−     the 1,497 million euro increase in medium- and long-term debt repayment and the 502 million euro decrease in medium- and long-term debt issuance (see Note 8.4 to the Consolidated Financial Statements);

−     the 798 million euro increase in dividends paid by Orange SA, due to the payment in the first half of 2021 of the balance of the dividend of 0.50 euro per share in respect of the 2020 fiscal year (see Note 11.3 to the Consolidated Financial Statements). In the first half of 2020, the balance of the dividend paid in respect of the 2019 fiscal year was 0.20 euro per share; and

−     the acquisition of a 23.94% stake in Orange Belgium for 316 million euros as part of the conditional voluntary public tender offer completed in the first half of 2021 (see Section 1.1.3 Significant events);

−     partly offset by (i) the change in bank overdrafts and short-term borrowings for 837 million euros, due in particular to the counter-effect of the 500 million euro purchase in February 2020 of subordinated notes that had been reclassified as short-term borrowings at December 31, 2019, and (ii) the net change in cash collateral deposits, with a 568 million euro improvement in the first half of 2021 compared to a 133 million euro improvement in the first half of 2020, reflecting the change in the fair value of derivatives.

1.4.2      Financial debt and liquidity position of telecom activities

Net financial debt (see Note 8.3 to the Consolidated Financial Statements) and the ratio of net financial debt to EBITDAaL of telecom activities are financial indicators that are not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary. Net financial debt as defined and used by Orange does not include the activities of Mobile Finance Services, for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks of the 2020 Universal Registration Document.

	June 30, 2021	Dec. 31, 2020
		data on a historical basis
Net financial debt (1) (2)	25,344	23,489
Ratio of Net financial debt/EBITDAaL from telecom activities (1)	1.99	1.83

(1)   See Section 1.5 Financial indicators not defined by IFRS.

(2)   In millions of euros.

Between December 31, 2020, and June 30, 2021, net financial debt rose by 1,855 million euros.

Change in net financial debt	Decrease/ (Increase)
(at June 30, in millions of euros)
Net financial debt as of December 31, 2020	(23,489)
Organic cash flow from telecom activities (1)	840
Telecommunication licenses paid	(129)
Significant litigations paid (and received)	(354)
Purchases and disposals of investments securities (net of cash acquired or transferred) (2) and changes in ownership interest with no gain or loss of control	(286)
Subordinated note issuances (purchases) (3)	(311)
Coupons on subordinated notes (3)	(163)
Dividends paid to owners of the parent company (4)	(1,330)
Dividends paid to non-controlling interest	(190)
Other financial items	69
Orange Bank capital increase subscribed by the Group (5)	(70)
Other	139
Decrease (increase) in net financial debt	(1,855)
Net financial debt as of June 30, 2021	(25,344)

(1)   See Section 1.4.1.1 Organic cash flow from telecom activities and Note 1.7 to the Consolidated Financial Statements.

(2)   Primarily the acquisition of a 23.94% stake in Orange Belgium for 316 million euros as part of the conditional voluntary public tender offer in the first half of 2021 (see Section 1.1.3 Significant events);

(3)   See Note 11.4 to the Consolidated Financial Statements.

(4)   The Shareholders' Meeting of May 18, 2021 resolved to pay shareholders a dividend of 0.90 euros per share in respect of the 2020 fiscal year. Taking into account the interim dividend of 0.40 euro per share, paid on December 9, 2020, for a total of 1,064 million euros, the 0.50 euro per share balance of the dividend to be paid was paid on June 17, 2021, for an amount of 1,330 million euros (see Note 11.3 to the Consolidated Financial Statements).

(5)   See Note 1.7 to the Consolidated Financial Statements.

As of June 30, 2021, the liquidity position of telecom activities amounted to 14,985 million euros (see Note 9.1 to the Consolidated Financial Statements). The changes in financial assets, liabilities and financial result (excluding Mobile Finance Services) are detailed in Note 8 to the Consolidated Financial Statements.

1.5     Financial indicators not defined by IFRS

In this document, in addition to the financial indicators reported in accordance with IFRS (International Financial Reporting Standards), Orange publishes financial indicators that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial indicators as defined by IFRS.

1.5.1      Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the effect of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business effect. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement in the Consolidated Financial Statements for the period ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is relevant because these are indicators used internally by the Group for monitoring its operating activities. Changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past year or previous periods.

Group

The table below presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the first half of 2020, for the main operating data.

First half year 2020 / Group	Revenue	EBITDAaL	Operating Income	eCAPEX	Average number of employees
(at June 30, 2020, in millions of euros)
Data on a historical basis	20,769	5,914	2,250	3,156	134,085
Foreign exchange fluctuations (1)	(198)	(54)	(29)	(25)	-
US dollar (USD)	(72)	(25)	(24)	(6)	-
Polish zloty (PLN)	(34)	(9)	(1)	(5)	-
Egyptian pound (EGP)	(33)	(11)	(4)	(5)	-
Guinean franc (GNF)	(22)	(11)	(9)	(3)	-
Jordanian dinar (JOD)	(17)	(6)	(2)	(2)	-
Other	(20)	8	11	(4)	-
Changes in the scope of consolidation and other changes	(18)	(1)	(1)	-	-
Data on a comparable basis	20,553	5,859	2,220	3,131	134,085

(1)   Foreign exchange fluctuations between the average exchange rates for the first half of 2020 and the average exchange rates for the first half of 2021.

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2020 include (i) foreign exchange fluctuations between the average exchange rates for the first half of 2020 and the average exchange rates for the first half of 2021 and (ii) changes in the scope of consolidation and other changes.

Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the first half of 2020 for the key operating data.

First half-year 2020 / Segments	Revenue	EBITDAaL	Operating income	eCAPEX	Average number of employees
(at June 30, 2020, in millions of euros)
France
Data on a historical basis	9,024	3,301	1,557	1,635	51,909
Foreign exchange fluctuations (1)	-	1	1	-	-
Changes in the scope of consolidation and other changes (2)	(32)	(49)	(49)	12	37
Data on a comparable basis	8,992	3,252	1,508	1,647	51,946
Europe
Data on a historical basis	5,229	1,457	402	761	27,107
Foreign exchange fluctuations (1)	(40)	(12)	(3)	(6)	-
Changes in the scope of consolidation and other changes (2)	(8)	(2)	(2)	-	-
Data on a comparable basis	5,181	1,444	397	755	27,107
Africa & Middle East
Data on a historical basis	2,845	935	456	449	14,440
Foreign exchange fluctuations (1)	(98)	(35)	(18)	(15)	-
Changes in the scope of consolidation and other changes (2)	-	(2)	(2)	-	-
Data on a comparable basis	2,748	898	435	434	14,440
Enterprise
Data on a historical basis	3,859	471	267	174	27,116
Foreign exchange fluctuations (1)	(59)	(11)	(11)	(4)	-
Changes in the scope of consolidation and other changes (2)	(11)	26	26	-	26
Data on a comparable basis	3,789	486	281	170	27,142
International Carriers & Shared Services
Data on a historical basis	728	(179)	(345)	123	12,682
Foreign exchange fluctuations (1)	(4)	3	2	0	-
Changes in the scope of consolidation and other changes (2)	4	29	30	(14)	(93)
Data on a comparable basis	729	(148)	(312)	110	12,589
Mobile Finance Services
Data on a historical basis	-	(72)	(87)	14	831
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	(3)	(3)	2	29
Data on a comparable basis	-	(75)	(90)	16	860

(1)   Foreign exchange fluctuations between the average exchange rates for the first half of 2020 and the average exchange rates for the first half of 2021.

(2)   Including the effect of internal reorganizations between segments, which have no effect at Group level.

1.5.2      EBITDAaL

EBITDAaL (or "EBITDA after Leases") relates to operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigations, specific labor expenses, the fixed asset, investment and businesses portfolio review, restructuring program costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income or expenses (see Note 1 to the Consolidated Financial Statements).

The reconciliation between EBITDAaL and consolidated net income is shown below.

			2021			2020
						data on a historical basis
(at June 30, in millions of euros)	Adjusted data	Presentation adjustments (1)	Consolidated income statement	Adjusted data	Presentation adjustments (1)	Consolidated income statement
Revenue	20,867	-	20,867	20,769	-	20,769
External purchases	(8,733)	(4)	(8,736)	(8,546)	-	(8,546)
Other operating income	322	-	322	271	-	271
Other operating expenses	(227)	(68)	(295)	(274)	(174)	(448)
Labor expenses	(4,373)	(48)	(4,421)	(4,342)	(33)	(4,376)
Operating taxes and levies	(1,188)	(31)	(1,219)	(1,232)	-	(1,232)
Gains (losses) on disposal of fixed assets, investments and activities	-	12	12	-	59	59
Restructuring costs	-	(245)	(245)	-	(13)	(13)
Depreciation and amortization of financed assets	(41)	-	(41)	(22)	-	(22)
Depreciation and amortization of right-of-use assets	(731)	-	(731)	(652)	-	(652)
Impairment of right-of-use assets	-	(60)	(60)	-	(6)	(6)
Interest on debts related to financed assets (2)	(1)	1	-	(1)	1	-
Interest on lease liabilities (2)	(58)	58	-	(58)	58	-
EBITDAaL	5,837	(385)	-	5,914	(109)	-
Significant litigations	(89)	89	-	(169)	169	-
Specific labor expenses	(41)	41	-	(28)	28	-
Fixed asset, investment and business portfolio review	12	(12)	-	59	(59)	-
Restructuring program costs	(305)	305	-	(19)	19	-
Acquisition and integration costs	(20)	20	-	(10)	10	-
Depreciation and amortization of fixed assets	(3,499)	-	(3,499)	(3,549)	-	(3,549)
Reclassification of translation adjustment from liquidated entities	(0)	-	(0)	-	-	-
Impairment of goodwill	(3,702)	-	(3,702)	-	-	-
Impairment of fixed assets	(4)	-	(4)	1	-	1
Share of profits (losses) of associates and joint ventures	1	-	1	(6)	-	(6)
Elimination of interest on debts related to financed assets (2)	1	(1)	-	1	(1)	-
Elimination of interest on lease liabilities (2)	58	(58)	-	58	(58)	-
Operating income	(1,752)	-	(1,752)	2,250	-	2,250
Finance costs, net	-	-	(436)	-	-	(744)
Income taxes	-	-	(417)	-	-	(491)
Consolidated net income	-	-	(2,605)	-	-	1,015
Net income attributable to owners of the parent company	-	-	(2,769)	-	-	927
Net income attributable to non-controlling interests	-	-	165	-	-	88

(1)   The presentation adjustments allow reassignment of specific line items identified in the segment information (see Note 1 to the Consolidated Financial Statements) to the lines for operating income and expenses presented in the Consolidated income statement.

(2) Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the Consolidated Financial Statements.

Orange’s management believes that the presentation of the EBITDAaL indicator is relevant because, by including lease expenses in its calculation, this indicator enables better reflection of the operational performance of business segments, while retaining consistency with the adjusted EBITDA indicator used in segment information until December 31, 2018. This is the operational performance indicator used internally by the Group since January 1, 2019 to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy. EBITDAaL, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunication industry.

EBITDAaL is not a financial indicator defined by IFRS standards and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

1.5.3      eCAPEX

eCAPEX (or "economic CAPEX") relates both to (i) investments in property, plant and equipment and intangible assets, excluding telecommunication licenses and financed assets sold, less the proceeds from sales of property, plant and equipment and intangible assets, and (ii) acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset payables, less the proceeds from sales of property, plant and equipment and intangible assets.

The table below shows the transition of (i) investments in property, plant and equipment and intangible assets as presented in Note 1.4 to the Consolidated Financial Statements, and (ii) acquisitions of property, plant and equipment and intangible assets, excluding fixed asset payables, as presented in the Consolidated statement of cash flows in the Consolidated Financial Statements, to (iii) eCAPEX.

	2021	2020
(at June 30, in millions of euros)		data on a historical basis
Investments in property, plant and equipment and intangible assets	4,208	3,513
Financed assets	(23)	(117)
Purchases of property, plant and equipment and intangible assets (1)	4,186	3,395
Proceeds from sales of property, plant and equipment and intangible assets	(48)	(197)
Telecommunication licenses	(293)	(42)
eCAPEX	3,845	3,156

(1)   See Consolidated statement of cash flows. Excluding the change in fixed asset payables. Investments financed through finance leases have no effect on cash flow upon acquisition.

Orange’s management believes that the presentation of economic CAPEX is relevant because this indicator (i) does not include investments in telecommunication licenses (the acquisition of these licenses is not part of the daily monitoring of operating investments) and financed assets (no effect on cash flow upon acquisition), and (ii) allows, in a context of asset rotation primarily linked to the fiber-optic economic model, to measure more accurately the actual amount of investments by excluding the proceeds from sales of property, plant and equipment and intangible assets. It is the indicator used internally by the Group since January 1, 2019 in allocating resources, in order to measure the operating efficiency of the use of investments for each of its business segments.

eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

1.5.4      EBITDAaL - eCAPEX

The "EBITDAaL - eCAPEX" indicator corresponds to EBITDAaL (see Section 1.5.2 EBITDAaL) less eCAPEX (see Section 1.5.3 eCAPEX).

Orange’s management considers that presenting the "EBITDAaL - eCAPEX" indicator is relevant because it is the operational performance indicator used internally by the Group since January 1, 2019 to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy.

The "EBITDAaL - eCAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for analysis of net cash provided by operating activities and net cash used in the Group’s investing activities.

1.5.5      Organic cash flow from telecom activities

Organic cash flow from telecom activities refers to net cash provided by operating activities, minus (i) repayments of lease liabilities and of debts related to financed assets, and (ii) purchases and sales of property plant and equipment and intangible assets, net of the change in fixed asset trade payables, (iii) excluding telecommunication licenses paid and the effect of the main litigations paid (and received).

The following table presents, for telecom activities, the transition from net cash provided by operating activities to organic cash flow from telecom activities as presented in Note 1.7 to the Consolidated Financial Statements.

Organic cash flow from telecom activities	2021	2020
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities (telecom activities)	5,523	4,385
Purchases and sales of property, plant and equipment and intangible assets	(4,245)	(3,615)
Repayments of lease liabilities	(880)	(642)
Repayments of debts relating to financed assets	(41)	(24)
Elimination of telecommunication licenses paid	129	134
Elimination of significant litigations paid (and received)	354	18
Organic cash flow from telecom activities	840	255

Orange’s management believes that the presentation of organic cash flow from telecom activities is relevant for measuring the Group’s capacity to free up cash through its telecom activities taken as a whole, excluding the main items that are not under its control and which may vary significantly from one year to the next, which is particularly the case of the disbursements (and receipts) relating to significant litigations and the disbursements relating to acquisitions of telecommunication licenses. It is a more comprehensive indicator than "EBITDAaL - eCAPEX" (used internally to manage and assess operating and segment results and to implement its investment and resource allocation strategy), since it notably includes the effects of financial costs, income taxes and changes in working capital requirements. For this reason, this indicator has been chosen by Orange as a key performance indicator for telecom activities for its Engage 2025 strategic plan. This indicator is commonly used by companies in the telecommunication sector.

Organic cash flow from telecom activities is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is not a substitute for cash generated by operating activities or allocated to investing activities.

1.5.6      Net financial debt

Net financial debt as defined and used by Orange does not include the activities of Mobile Finance Services, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges, included in net financial debt, are set up to hedge in particular items that are not included therein, such as future cash flows. As a consequence, the portion of these unmatured hedging instruments recorded in other comprehensive income is added to the gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 8.3 to the Consolidated Financial Statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

1.5.7      Ratio of net financial debt to EBITDAaL from telecom activities

The ratio of net financial debt to EBITDAaL from telecom activities is calculated based on the ratio of the Group’s net financial debt (see Section 1.5.6 Net financial debt) to EBITDAaL from telecom activities (see Section 1.5.2 EBITDAaL) over the previous 12 months. As net financial debt (as defined and used by Orange) does not take into account Mobile Finance Services activities, for which this concept is not relevant, net financial debt is divided by EBITDAaL from telecom activities. In addition, when changes in scope significantly affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to EBITDAaL from telecom activities is adjusted to take into account the EBITDAaL from those entities over the previous 12 months.

	June 30, 2021	Dec. 31, 2020
(in millions of euros)		data on a historical basis
Net financial debt (a)	25,344	23,489
EBITDAaL from telecom activities (b)	12,747	12,839
Ratio of net financial debt/EBITDAaL from telecom activities (a/b)	1.99	1.83

The ratio of net financial debt to EBITDAaL from telecom activities is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunication sector.

The ratio of net financial debt to EBITDAaL from telecom activities is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

1.6     Additional information

1.6.1      Litigation and unrecognized contractual commitments

The main events that took place in the first half of 2021 affecting litigation and unrecognized contractual commitments are described in Note 12 to the Consolidated Financial Statements.

1.6.2      Related party transactions

During the first half of 2021, no transaction materially influenced the amounts of related party transactions reported as at December 31, 2020 (see Note 13 to the Consolidated Financial Statements).

1.6.3      Subsequent events

The main events occurring after June 30, 2021 are described in Note 14 to the Consolidated Financial Statements.

1.6.4      Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Change in working capital requirement: change in working capital requirement is made up of:

−     the Change in working capital requirement for operations, which is made up of (i) the changes in gross inventories, (ii) the change in gross trade receivables, (iii) the change in trade payables for other goods and services, and (iv) the change in customer contract assets and liabilities; and

−     the Change in working capital requirement excluding operations which includes the change in other assets and liabilities (excluding receivables and payables related to operating taxes and levies).

Commercial expenses, equipment and content costs: see External purchases.

Convergent ARPO: average revenue per customer from convergent offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from retail convergent offers invoiced to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of retail convergent offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Convergent ARPO is expressed in monthly revenue per convergent offer customer.

Convergent services: see Revenue.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement in the Consolidated Financial Statements for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Data on a historical basis: data for past periods as reported in the Consolidated Financial Statements of the current financial period.

EBITDAaL (or "EBITDA after Leases"): operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigations, specific labor expenses, the fixed asset, investment and businesses portfolio review, restructuring program costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income or expenses (see Note 1 to the Consolidated Financial Statements). EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

EBITDAaL - eCAPEX: EBITDAaL (see definition of this term) minus eCAPEX (see definition of this term). The "EBITDAaL - eCAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

eCAPEX or "economic CAPEX": investments in intangible assets and property, plant and equipment excluding telecommunication licenses and financed assets, less the proceeds from sales of property, plant and equipment and intangible assets (see Note 1.4 to the Consolidated Financial Statements). e-CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Economic CAPEX: see eCAPEX.

Equipment sales: see Revenue.

External data: data after elimination of internal flows between the consolidation scopes taken into consideration.

External purchases: external purchases include the following operating expenses, excluding leases falling within the scope of application of IFRS 16:

−     Commercial and equipment expenses and content rights: cost of handsets and other equipment sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

−     Service fees and inter-operator costs: network expenses and interconnection costs;

−     Other network expenses and IT expenses: outsourcing expenses for operations and technical maintenance, IT expenses; and

−     Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interest with no gain of control in subsidiaries.

Fixed only broadband ARPO: average revenue per customer of fixed only offers (Average Revenue Per Offer, ARPO) for the period is calculated by dividing (i) the revenue from fixed only broadband services invoiced to customers (excluding the effect of the spreading of the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of fixed only broadband offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Fixed only broadband ARPO is expressed in monthly revenue per fixed only customer.

Fixed only services: see Revenue.

Investments in intangible assets and property, plant and equipment: see eCAPEX.

IT & integration services: see Revenue.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation.

Mobile only ARPO: average revenue per customer of mobile only offers (Average Revenue Per Offer, ARPO) for the period is calculated by dividing (i) the revenue from mobile only services invoiced to customers (excluding Machine-to-Machine and excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of mobile only offers (excluding Machine-to-Machine) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile only ARPO is expressed in monthly revenue per mobile only customer.

Mobile only services: see Revenue.

Net financial debt: net financial debt as defined and used by Orange does not incorporate Mobile Finance Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges, included in net financial debt, are set up to hedge in particular items that are not included therein, such as future cash flows. As a consequence, the portion of these components related to unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference (see Note 8.3 to the Consolidated Financial Statements). Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of spectrum and levies on telecommunication services.

Organic cash flow from telecom activities: within the scope of the telecom activities, net cash generated by the operating activities, minus (i) repayments of lease liabilities and of debts related to financed assets, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant principal litigations paid or received (see Note 1.7 to the Consolidated Financial Statements). Organic Cash Flow from telecom activities is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses include:

−     Other operating income: primarily other income related to collection of trade receivables, net banking income (NBI, net balance of income and expenses from banking operations), site rentals and franchises, tax credits and subsidies, income from universal service, brand royalties and management fees invoiced to certain unconsolidated entities, rebilling of network sharing costs, income relating to line damage; and

−     Other operating expenses: mainly impairments and losses on trade receivables from telecom activities, litigation expenses, universal service charges, acquisition and integration costs, operating foreign exchange gains/losses and the cost of bank credit risk (see Note 5.1 to the Consolidated Financial Statements).

Other revenue: see Revenue.

Retail services: aggregation of Convergent services, Mobile only services, Fixed only services and IT & integration services.

Revenue: revenue (see Note 1.1 to the Consolidated Financial Statements) includes:

−     Convergent services: revenue of convergent services includes revenue invoiced to retail customers of convergent offers (excluding equipment sales, see the definition of this term) defined as the combination of at least a fixed broadband access (xDSL, FTTx, cable, 4G fixed) and a mobile contract;

−     Mobile only services: revenue of mobile only services includes revenue invoiced to customers of mobile offers (incoming and outgoing calls: voice, SMS and data), excluding convergent services and equipment sales (see the definitions of these terms);

−     Fixed only services: revenue of fixed only services includes revenue invoiced to customers of fixed services excluding convergent services and equipment sales (see the definitions of these terms). It includes conventional fixed telephony, fixed broadband services, business solutions and networks; (with the exception of France, for which most business solutions and networks are supported by the Enterprise segment). For the Enterprise segment, fixed-only service revenue includes sales of network equipment related to the operation of voice and data services.

−     IT & integration services: revenue of IT & integration services include the unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management, video-conference offers), hosting and infrastructure services (including cloud computing), applications services (customer relations management and other applications services), security services, services related to Machine-to- Machine activities (excluding connectivity), as well as sales of equipment related to the above products and services;

−     Wholesale services: revenue from other carriers includes (i) mobile services to carriers, which groups together in particular incoming mobile traffic, visitor roaming, network sharing, national roaming and virtual mobile network operators (MVNO), and (ii) fixed services to other carriers, which include in particular national interconnection, services to international carriers, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales), and sales of telephone lines on the wholesale market;

−     Equipment sales: sales of fixed and mobile equipment, with the exception of (i) sales of equipment related to the provision of integration services and information technology, (ii) sales of network equipment related to operation of voice and data services in the Enterprise segment, and (iii) equipment sales to external distributors and brokers; and

−     Other revenue: other revenue includes equipment sales to dealers and brokers, revenue from portals, on-line advertising revenue and corporate transversal business line activities of the Group, and other miscellaneous revenue.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the consolidation scopes taken into consideration.

Wages and employee benefit expenses: see Labor expenses.

Wholesale services: see Revenue.

2.       Condensed interim consolidated Financial Statements for the first half of 2021

Significant events for the first half 2021

Impairment of goodwill in Spain	Conditional voluntary public tender offer on shares of Orange Belgium	Orange Concessions
As of June 30, 2021, the downward revision of the business plan of Spain cash generating unit resulted in the recognition of an impairment loss of (3,702) million euros of goodwill.

On April 8, 2021, Orange SA launched a conditional voluntary public tender offer on 46.97% of the capital of Orange Belgium, corresponding to the balance of remaining shares not held directly and indirectly, at a price of 22 euros per share. The offer was opened from April 8 to 23, 2021 and then voluntarily reopened from April 28 to May 4 under the same conditions. Following this offer, Orange SA directly and indirectly held 76.97% of the share capital of Orange Belgium.

The total acquisition cost of these shares amounts to 316 million euros.

On March 26, 2021, Orange entered into a definitive agreement with La Banque des Territoires (Caisse des Dépôts), CNP Assurances, and EDF Invest for the sale of 50% of the capital and joint control of Orange Concessions.

With regards to the residual conditions precedent for the completion of the transaction which should be fulfilled in the second half of 2021, the Group concluded that the criteria established by IFRS 5 were met as of June 30, 2021.

The assets and liabilities that will contribute to Orange Concessions are recognized in the statement of financial position under two dedicated headings, "assets held for sale" and "liabilities related to assets held for sale".

Note 6	Note 3.2	Note 3.2

Financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Analysis of changes in shareholders' equity related to components of the other comprehensive income

Consolidated statement of cash flows

Notes to the consolidated financial statements

Notes to the consolidated financial statements

Note 1    Segment information

1.1  Segment revenue

1.2  Segment revenue to consolidated net income as of June 30, 2021

1.3  Segment revenue to consolidated net income as of June 30, 2020

1.4  Segment investments

1.5  Segment assets

1.6  Segment equity and liabilities

1.7  Simplified statement of cash flows on telecommunication and mobile financial services activities

1.8  Changes in segment information

Note 2    Basis of preparation of the consolidated financial statements

2.1  Basis of preparation of the financial statements

2.2  Use of estimates and judgement

2.3  Data restated of the IFRS IC decision as of June 30, 2020 relating to the enforceable period of leases

2.4  New standards and interpretations applied from January 1, 2021

Note 3    Gains and losses on disposal and main changes in scope of consolidation

3.1  Gains (losses) on disposal of fixed assets, investments and activities

3.2  Main changes in scope of consolidation

Note 4    Sales

4.1  Trade receivables

Note 5    Other expenses

5.1  Other operating expenses

5.2  Restructuring costs

5.3  Working capital management - payables

Note 6    Impairment losses and goodwill

6.1  Impairment losses

6.2  Goodwill

6.3  Key assumptions used to determine recoverable amounts

6.4  Sensitivity of recoverable amounts

Note 7    Income taxes

Note 8    Financial assets, liabilities and financial results (telecom activities)

8.1  Financial assets and liabilities of telecom activities

8.2  Income and expenses related to financial assets and liabilities

8.3  Net financial debt

8.4  Main redemptions and bond issues

8.5  Financial assets

Note 9    Information on market risk and fair value of financial assets and liabilities (telecom activities)

9.1  Risk management policy

9.2  Orange's credit ratings

9.3  Financial ratios

9.4  Fair value levels of financial assets and liabilities

Note 10  Mobile Financial Services activities

10.1 Financial assets and liabilities of Mobile Financial Services

10.2 Information on credit risk management related to Orange Bank activities

Note 11  Equity

11.1 Changes in share capital

11.2 Treasury shares

11.3 Dividends

11.4 Subordinated notes

11.5 Cumulative translation adjustment

11.6 Non-controlling interests

Note 12  Litigations and unrecognized contractual commitments

12.1 Litigations

12.2 Unrecognized contractual commitments

Note 13  Related party transaction

Note 14  Subsequent events

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated income statement

(in millions of euros, except for per share data)	Note	June 30, 2021	June 30, 2020(1)
Revenue		20,867	20,769
External purchases		(8,736)	(8,546)
Other operating income		322	271
Other operating expenses	5.1	(295)	(448)
Labor expenses		(4,421)	(4,376)
Operating taxes and levies		(1,219)	(1,232)
Gains (losses) on disposal of fixed assets, investments and activities	3.1	12	59
Restructuring costs	5.2	(245)	(13)
Depreciation and amortization of fixed assets		(3,499)	(3,549)
Depreciation and amortization of financed assets		(41)	(22)
Depreciation and amortization of right-of-use assets		(731)	(652)
Reclassification of translation adjustment from liquidated entities		(0)	-
Impairment of goodwill	6.1	(3,702)	-
Impairment of fixed assets		(4)	1
Impairment of right-of-use assets		(60)	(6)
Share of profits (losses) of associates and joint ventures		1	(6)
Operating income		(1,752)	2,250
Cost of gross financial debt excluding financed assets		(461)	(569)
Interests on debts related to financed assets		(1)	(1)
Gains (losses) on assets contributing to net financial debt		(5)	1
Foreign exchange gain (loss)		57	(115)
Interests on lease liabilities		(58)	(58)
Other net financial expenses		32	(3)
Finance costs, net	8	(436)	(744)
Income taxes	7	(417)	(491)
Consolidated net income		(2,605)	1,015
Net income attributable to owners of the parent company		(2,769)	927
Non-controlling interests		165	88

Earnings per share (in euros) attributable to parent company
Net income
-	basic	(1.09)	0.30
-	diluted	(1.09)	0.29
(1) The first semester 2020 figures have been restated of the IFRS IC decision on lease term (see Note 2.3).

Consolidated statement of comprehensive income

(in millions of euros)	Note	June 30, 2021	June 30, 2020(1)
Consolidated net income		(2,605)	1,015
Remeasurements of the net defined benefit liability		69	(16)
Assets at fair value		(9)	(33)
Income tax relating to items that will not be reclassified		(18)	(3)
Items that will not be reclassified to profit or loss (a)		43	(51)
Assets at fair value		(0)	(2)
Cash flow hedges	8.2	193	554
Translation adjustment gains and losses	11.5	102	(184)
Income tax relating to items that are or may be reclassified		(55)	(177)
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		-	-
Items that are or may be reclassified subsequently to profit or loss (b)		239	191
Other consolidated comprehensive income (a) + (b)		282	140
Consolidated comprehensive income		(2,323)	1,155
Comprehensive income attributable to the owners of the parent company		(2,504)	1,100
Comprehensive income attributable to non-controlling interests		181	55
(1) The first semester 2020 figures have been restated of the IFRS IC decision on lease term (see Note 2.3).

Consolidated statement of financial position

(in millions of euros)	Note	June 30, 2021	December 31, 2020
Assets
Goodwill	6.2	23,914	27,596
Other intangible assets		14,623	15,135
Property, plant and equipment		29,696	29,075
Right-of-use assets		7,613	7,009
Interests in associates and joint ventures		96	98
Non-current financial assets related to Mobile Financial Services activities	10.1	1,129	1,210
Non-current financial assets	8.1	978	1,516
Non-current derivatives assets	8.1	305	132
Other non-current assets		140	136
Deferred tax assets		739	731
Total non-current assets		79,234	82,639
Inventories		800	814
Trade receivables	4.1	5,461	5,620
Other customer contract assets		1,349	1,236
Current financial assets related to Mobile Financial Services activities	10.1	2,237	2,075
Current financial assets	8.1	2,361	3,259
Current derivatives assets	8.1	154	162
Other current assets		1,595	1,701
Operating taxes and levies receivables		1,039	1,104
Current taxes assets		127	128
Prepaid expenses		928	850
Cash and cash equivalents	8.1	6,791	8,145
Total current assets		22,843	25,094
Assets held for sale	3.2	790	-
Total assets		102,867	107,733

(in millions of euros)	Note	June 30, 2021	December 31, 2020
Equity and liabilities
Share capital		10,640	10,640
Share premiums and statutory reserve		16,859	16,859
Subordinated notes	11.4	5,497	5,803
Retained earnings		(3,095)	1,092
Equity attributable to the owners of the parent company		29,902	34,395
Non-controlling interests	11.6	2,469	2,643
Total equity	11	32,370	37,038
Non-current financial liabilities	8.1	31,182	30,089
Non-current derivatives liabilities	8.1	384	844
Non-current lease liabilities		6,625	5,875
Non-current fixed assets payables		1,457	1,291
Non-current financial liabilities related to Mobile Financial Services activities	10.1	0	0
Non-current employee benefits		1,926	2,202
Non-current dismantling provisions		858	885
Non-current restructuring provisions		59	53
Other non-current liabilities		271	307
Deferred tax liabilities		1,168	855
Total non-current liabilities		43,930	42,401
Current financial liabilities	8.1	3,516	5,170
Current derivatives liabilities	8.1	133	35
Current lease liabilities		1,320	1,496
Current fixed assets payables		2,916	3,349
Trade payables		6,480	6,475
Customer contract liabilities		2,251	1,984
Current financial liabilities related to Mobile Financial Services activities	10.1	3,251	3,128
Current employee benefits		2,289	2,192
Current dismantling provisions		14	16
Current restructuring provisions		222	64
Other current liabilities		1,924	2,267
Operating taxes and levies payables		1,565	1,279
Current taxes payables		328	673
Deferred income		182	165
Total current liabilities		26,391	28,294
Liabilities related to assets held for sale	3.2	175	-
Total equity and liabilities		102,867	107,733

Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor-dinated notes	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance as of December 31, 2019		2,660,056,599	10,640	16,859	5,803	(1,075)	(502)	31,725	2,452	234	2,687	34,412
Consolidated comprehensive income(1)	2.3	-	-	-	-	927	173	1,100	88	(33)	55	1,155
Share-based compensation		-	-	-	-	7	-	7	2	-	2	9
Purchase of treasury shares		-	-	-	-	1	-	1	-	-	-	1
Dividends		-	-	-	-	(532)	-	(532)	(206)	-	(206)	(738)
Subordinated notes remuneration		-	-	-	-	(164)	-	(164)	-	-	-	(164)
Changes in ownership interests with no gain/loss of control		-	-	-	-	(6)	-	(6)	2	-	2	(4)
Other movements		-	-	-	-	(27)	-	(27)	11	-	11	(16)
Balance as of June 30, 2020(1)	2.3	2,660,056,599	10,640	16,859	5,803	(869)	(330)	32,104	2,349	201	2,551	34,656
Consolidated comprehensive income		-	-	-	-	3,895	(430)	3,465	145	(42)	103	3,568
Share-based compensation		-	-	-	-	10	-	10	5	-	5	14
Purchase of treasury shares		-	-	-	-	6	-	6	-	-	-	6
Dividends		-	-	-	-	(1,064)	-	(1,064)	(19)	-	(19)	(1,082)
Issues and purchases of subordinated notes		-	-	-	0	(12)	-	(12)	-	-	-	(12)
Subordinated notes remuneration		-	-	-	-	(94)	-	(94)	-	-	-	(94)
Changes in ownership interests with no gain/loss of control		-	-	-	-	(15)	-	(15)	17	-	17	2
Other movements		-	-	-	-	(6)	-	(6)	(13)	-	(13)	(19)
Balance as of December 31, 2020		2,660,056,599	10,640	16,859	5,803	1,852	(759)	34,395	2,484	159	2,643	37,038
Consolidated comprehensive income		-	-	-	-	(2,769)	265	(2,504)	165	17	181	(2,323)
Share-based compensation		-	-	-	-	4	-	4	1	-	1	5
Purchase of treasury shares	11.2	-	-	-	-	(3)	-	(3)	-	-	-	(3)
Dividends	11.3	-	-	-	-	(1,330)	-	(1,330)	(216)	-	(216)	(1,545)
Issues and purchases of subordinated notes	11.4	-	-	-	(306)	(6)	-	(311)	-	-	-	(311)
Subordinated notes remuneration	11.4	-	-	-	-	(163)	-	(163)	-	-	-	(163)
Changes in ownership interests with no gain/loss of control	3	-	-	-	-	(188)	-	(188)	(142)	-	(142)	(330)
Other movements		-	-	-	-	2	-	2	1	-	1	3
Balance as of June 30, 2021		2,660,056,599	10,640	16,859	5,497	(2,601)	(494)	29,902	2,292	176	2,469	32,371
(1) The first semester 2020 figures have been restated of the IFRS IC decision on lease term (see Note 2.3).

Analysis of changes in shareholders' equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests						Total other compre- hensive income
	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other compre- hensive income of associates and joint ventures (1)	Total	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Total
Balance as of December 31, 2019	(28)	(117)	78	(611)	216	(40)	(502)	(2)	(6)	251	(10)	1	234	(268)
Variation	(34)	551	(149)	(15)	(179)	-	173	(1)	3	(35)	(0)	(0)	(33)	140
Balance as of June 30, 2020	(62)	434	(71)	(625)	36	(40)	(330)	(3)	(3)	216	(10)	1	201	(128)
Variation	129	(532)	(185)	(18)	175	-	(430)	(0)	1	(45)	3	(0)	(42)	(472)
Balance as of December 31, 2020	68	(98)	(256)	(644)	212	(40)	(759)	(3)	(2)	171	(8)	0	159	(600)
Variation(2)	(10)	197	82	70	(74)	-	265	1	(3)	19	(1)	1	17	282
Balance as of June 30, 2021	58	99	(173)	(574)	138	(40)	(494)	(2)	(6)	190	(8)	1	176	(318)

(1) Amounts excluding translation adjustment.

(2) Including a 193 million euros change in hedging instruments, of which 199 million euros relates to Orange SA, notably on USD and GBP hedges (see Note 8.2), and a variation of 102 million euros in translation adjustments relating to several currencies (see Note 11.5).

Consolidated statement of cash flows

(in millions of euros)	Note	June 30, 2021	June 30, 2020 (1)
Operating activities
Consolidated net income		(2,605)	1,015
Non-monetary items and reclassified items for presentation		9,817	6,355
Operating taxes and levies		1,219	1,232
Gains (losses) on disposal of fixed assets, investments and activities	3.1	(12)	(59)
Other gains and losses		(16)	(4)
Depreciation and amortization of fixed assets		3,499	3,549
Depreciation and amortization of financed assets		41	22
Depreciation and amortization of right-of-use assets		731	652
Changes in provisions		(275)	(288)
Reclassification of cumulative translation adjustment from liquidated entities		0	-
Impairment of goodwill	6	3,702	-
Impairment of fixed assets		4	(1)
Impairment of right-of-use assets		60	6
Share of profits (losses) of associates and joint ventures		(1)	6
Operational net foreign exchange and derivatives		7	(4)
Finance costs, net		436	744
Income taxes	7	417	491
Share-based compensation		5	9
Changes in working capital and operating banking activities(2)		276	(1,013)
Decrease (increase) in inventories, gross		9	24
Decrease (increase) in trade receivables, gross		136	(699)
Increase (decrease) in trade payables		22	(248)
Changes in other customer contract assets and liabilities		164	41
Changes in other assets and liabilities (3)		(54)	(131)
Other net cash out		(2,129)	(2,021)
Operating taxes and levies paid		(985)	(871)
Dividends received		7	3
Interest paid and interest rates effects on derivatives, net(4)		(651)	(625)
Income taxes paid		(500)	(527)
Net cash provided by operating activities (a)		5,360	4,336
Investing activities
Purchases and sales of property, plant and equipment and intangible assets		(4,258)	(3,629)
Purchases of property, plant and equipment and intangible assets (5)		(4,186)	(3,395)
Increase (decrease) in fixed assets payables		(227)	(441)
Investing donations received in advance		20	7
Sales of property, plant and equipment and intangible assets		135	201
Cash paid for investment securities, net of cash acquired		0	(0)
Investments in associates and joint ventures		(2)	(2)
Purchases of equity securities measured at fair value		(42)	(29)
Sales of investment securities, net of cash transferred		0	0
Sales of investment securities at fair value		90	15
Decrease (increase) in securities and other financial assets		954	301
Investments at fair value, excluding cash equivalents		899	436
Others		55	(135)
Net cash used in investing activities (b)		(3,258)	(3,344)

(in millions of euros)	Note	June 30, 2021	June 30, 2020 (1)
Financing activities
Medium and long-term debt issuances	8.5	1,526	2,028
Medium and long-term debt redemptions and repayments(6)	8.5	(3,072)	(1,575)
Repayments of lease liabilities		(882)	(644)
Increase (decrease) of bank overdrafts and short-term borrowings		655	(219)
including redemption of subordinated notes reclassified in 2019 as short-term borrowings		-	(500)
Decrease (increase) of cash collateral deposits		574	132
Exchange rates effects on derivatives, net		50	72
Subordinated notes issuances (purchases) and other related fees	11.4	(311)	-
Coupon on subordinated notes	11.4	(163)	(186)
Proceeds (purchases) from treasury shares		(3)	(0)
Capital increase (decrease) - owners of the parent company		-	-
Capital increase (decrease) - non-controlling interests		3	1
Changes in ownership interests with no gain / loss of control	3.2	(333)	(2)
Dividends paid to owners of the parent company	11.3	(1,330)	(532)
Dividends paid to non-controlling interests	11.6	(190)	(164)
Net cash used in financing activities (c)		(3,477)	(1,090)
Net change in cash and cash equivalents (a) + (b) + (c)		(1,375)	(98)
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		8,145	6,481
Cash change in cash and cash equivalents		(1,375)	(98)
Non-cash change in cash and cash equivalents		21	(19)
o/w effect of exchange rates changes and other non-monetary effects		21	(19)
Cash and cash equivalents in the closing balance		6,791	6,364

(1) 2020 figures have been restated of the IFRS IC decision on lease term (see Note 2.3).
(2) Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.
(3) Excluding operating tax receivables and payables.
(4) Including interests paid on lease liabilities in the amount of (59) million euros as of June 30, 2021 and (63) million euros as of June 30, 2020.
(5) Investments in financed assets amounting to 23 million euros as of June 30, 2021 and 117 million euros as of June 30, 2020 have no effect on the statement of cash flows at the time of acquisition.
(6) Including proceeds from sale and lease-back transactions for (41) million euros as of June 30, 2021 and (24) million euros as of June 30, 2020.

Notes to the consolidated financial statements

Note 1       Segment information

1.1         Segment revenue

(in millions of euros)	France				Europe	Africa & Middle-East	Enterprise(1)	International Carriers & Shared Services(2)	Eliminations telecom activities	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consolidated financial statements
		Spain	Other European countries	Eliminations Europe	Total
June 30, 2021
Revenue	8,950	2,368	2,800	(4)
Convergent services	2,317	933	404	-	5,164	3,043	3,840	743	(869)	20,870	-	(4)	20,867
Mobile-only services	1,122	450	984	-	1,337	-	-	-	-	3,654	-	-	3,654
Fixed-only services	1,944(3)	225	296	-	1,434	2,329	318	-	(14)	5,189	-	(0)	5,189
IT & integration services	-	6	152	-	522	318	1,834(4)	-	(84)	4,533	-	(0)	4,533
Wholesale	2,720	443	486	(4)	158	13	1,565	-	(90)	1,646	-	(2)	1,644
Equipment sales	523	310	408	-	926	310	21	522	(594)	3,906	-	-	3,906
Other revenue	325	0	69	0	718	54	101	-	(4)	1,392	-	(0)	1,391
External	8,658	2,350	2,764	-	70	18	-	221	(84)	551	-	(1)	549
Inter-operating segments	292	18	36	(4)	5,114	2,963	3,639	493	-	20,867	-	-	20,867
					50	80	201	250	(869)	4	-	(4)	-
June 30, 2020
Revenue	9,024	2,503	2,729	(4)
Convergent services	2,268	1,020	357	-	5,229	2,845	3,859	728	(915)	20,771	-	(1)	20,769
Mobile-only services	1,124	517	1,008	-	1,377	-	-	-	-	3,645	-	-	3,645
Fixed-only services	1,986(3)	238	308	-	1,525	2,164	327	-	(18)	5,122	-	(0)	5,122
IT & integration services	-	4	143	-	546	270	1,958(4)	-	(86)	4,673	-	(0)	4,673
Wholesale	2,871	449	506	(4)	147	11	1,475	-	(78)	1,556	-	(1)	1,555
Equipment sales	458	263	348	-	952	342	21	530	(654)	4,062	-	-	4,062
Other revenue	318	12	58	-	611	40	77	-	(2)	1,184	-	(0)	1,184
External	8,694	2,486	2,693	-	70	19	-	199	(77)	529	-	(0)	529
Inter-operating segments	330	17	37	(4)	5,179	2,756	3,667	474	-	20,769	-	-	20,769
					50	89	192	255	(915)	1	-	(1)	-

(1) Including, in 2021, revenue of 2,547 million euros in France, 7 million euros in Spain, 637 million euros in other European countries and 649 million euros in other countries.

Including, in 2020, revenue of 2,511 million euros in France, 6 million euros in Spain, 820 million euros in other European countries and 523 million euros in other countries.

(2) Including revenue of 668 million euros in France in 2021 and 660 million euros in 2020.

(3) Including, in 2021, fixed only broadband revenue of 1,415 million euros and fixed only narrowband revenue of 529 million euros.

Including, in 2020, fixed only broadband revenue of 1,363 million euros and fixed only narrowband revenue of 623 million euros.

(4) Including, in 2021, revenue of 569 million euros from voice services and revenue of 1,265 million euros from data services.

Including, in 2020, revenue of 632 million euros from voice services and revenue of 1,326 million euros from data services.

1.2         Segment revenue to consolidated net income as of June 30, 2021

(in millions of euros)	France				Europe	Africa & Middle-East	Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (1)	Elimintions telecom activities / mobile financial services	Total	Presentation adjustments (2)	Orange consolidated financial statements
		Spain	Other European countries	Eliminations Europe	Total
Revenue	8,950	2,368	2,800	(4)	5,164	3,043	3,840	743	(869)	20,870	-	(4)	20,867	-	20,867
External purchases	(3,440)	(1,381)	(1,563)	4	(2,940)	(1,212)	(1,943)	(992)	1,846	(8,681)	(56)	5	(8,733)	(4)	(8,736)
Other operating income	633	59	78	(0)	137	26	83	1,021	(1,632)	268	56	(2)	322	-	322
Other operating expenses	(245)	(84)	(81)	0	(165)	(129)	(312)	(19)	655	(216)	(13)	2	(227)	(68)	(295)
Labor expenses	(1,867)	(135)	(330)	-	(465)	(265)	(1,068)	(668)	-	(4,333)	(41)	-	(4,373)	(48)	(4,421)
Operating taxes and levies	(661)	(82)	(52)	-	(134)	(295)	(46)	(52)	-	(1,187)	(1)	-	(1,188)	(31)	(1,219)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-	-	-	-	-	-	-	-	12	12
Restructuring costs	-	-	-	-	-	-	-	-	-	-	-	-	-	(245)	(245)
Depreciation and amortization of financed assets	(41)	-	-	-	-	-	-	-	-	(41)	-	-	(41)	-	(41)
Depreciation and amortization of right-of-use assets	(142)	(127)	(97)	-	(224)	(83)	(68)	(212)	-	(729)	(2)	-	(731)	-	(731)
Impairment of right-of-use assets	-	-	-	-	-	-	-	-	-	-	-	-	-	(60)	(60)
Interests on debts related to financed assets(2)	(1)	-	-	-	-	-	-	-	-	(1)	-	-	(1)	1	n/a
Interests on lease liabilities(2)	(4)	(7)	(8)	-	(15)	(33)	(3)	(4)	-	(57)	(0)	-	(58)	58	n/a
EBITDAaL	3,181	610	749	-	1,359	1,051	484	(182)	-	5,893	(56)	1	5,837	(385)	n/a
Significant litigations	(31)	-	-	-	-	-	-	(58)	-	(89)	-	-	(89)	89	n/a
Specific labour expenses	(33)	-	(0)	-	(0)	-	(3)	(6)	-	(42)	0	-	(41)	41	n/a
Fixed assets, investments and businesses portfolio review	(0)	-	(4)	-	(4)	1	1	14	-	12	-	-	12	(12)	n/a
Restructuring programs costs	(3)	(145)	(3)	-	(148)	(32)	(6)	(114)	-	(304)	(1)	-	(305)	305	n/a
Acquisition and integration costs	(1)	-	(5)	-	(5)	-	(1)	(11)	-	(17)	(3)	-	(20)	20	n/a
Depreciation and amortization of fixed assets	(1,569)	(542)	(556)	-	(1,098)	(479)	(183)	(153)	-	(3,482)	(17)	-	(3,499)	-	(3,499)
Reclassification of translation adjustment from liquidated entities	-	-	0	-	0	-	(0)	-	-	(0)	-	-	(0)	-	(0)
Impairment of goodwill	-	(3,702)	-	-	(3,702)	-	-	-	-	(3,702)	-	-	(3,702)	-	(3,702)
Impairment of fixed assets	(1)	-	(2)	-	(2)	0	0	(2)	-	(4)	-	-	(4)	-	(4)
Share of profits (losses) of associates and joint ventures	(0)	-	0	-	0	5	0	(4)	-	1	-	-	1	-	1
Elimination of interests on debts related to financed assets(2)	1	-	-	-	-	-	-	-	-	1	-	-	1	(1)	n/a
Elimination of interests on lease liabilities(2)	4	7	8	-	15	33	3	4	-	57	0	-	58	(58)	n/a
Operating Income	1,548	(3,773)	189	-	(3,584)	579	295	(514)	-	(1,676)	(77)	1	(1,752)	0	(1,752)
Cost of gross financial debt except financed assets															(461)
Interests on debts related to financed assets(2)															(1)
Gains (losses) on assets contributing to net financial debt															(5)
Foreign exchange gain (loss)															57
Interests on lease liabilities(2)															(58)
Other net financial expenses															32
Finance costs, net															(436)
Income taxes															(417)
Consolidated net income															(2,605)

(1) Mobile Financial Services's net banking income is recognized in other operating income and amounts to 53 million euros in 2021. The cost of risk is included in other operating expenses and amounts to (14) million euros in 2021.

(2) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interest expenses on liabilities related to financed assets and interests expenses on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

1.3         Segment revenue to consolidated net income as of June 30, 2020

(in millions of euros)	France				Europe	Africa & Middle-East	Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services(1)	Eliminations telecom activities/ mobile financial services	Total	Presentation adjustments(2)	Orange consolidated financial statements
		Spain	Other European countries	Eliminations Europe	Total
Revenue	9,024	2,503	2,729	(4)	5,229	2,845	3,859	728	(915)	20,771	-	(1)	20,769	-	20,769
External purchases	(3,313)	(1,395)	(1,520)	4	(2,912)	(1,219)	(1,977)	(970)	1,898	(8,493)	(54)	1	(8,546)	-	(8,546)
Other operating income	641	63	72	(0)	135	24	76	1,006	(1,644)	239	37	(5)	271	-	271
Other operating expenses	(288)	(103)	(85)	0	(188)	(104)	(328)	(17)	661	(265)	(15)	6	(274)	(174)	(448)
Labor expenses	(1,900)	(141)	(315)	-	(455)	(252)	(1,035)	(662)	-	(4,305)	(38)	-	(4,342)	(33)	(4,376)
Operating taxes and levies	(735)	(63)	(53)	-	(117)	(264)	(58)	(58)	-	(1,231)	(1)	-	(1,232)	-	(1,232)
Gains (losses) on disposal of fixed assets, investments and activities														59	59
Restructuring costs														(13)	(13)
Depreciation and amortization of financed assets	(22)	-	-	-	-	-	-	-	-	(22)	-	-	(22)	-	(22)
Depreciation and amortization of right-of-use assets	(102)	(131)	(89)	-	(220)	(64)	(63)	(202)	-	(651)	(1)	-	(652)	-	(652)
Impairment of right-of-use assets	-	-	-	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Interests on debts related to financed assets(2)	(1)	-	-	-	-	-	-	-	-	(1)	-	-	(1)	1	n/a
Interests on lease liabilities(2)	(4)	(6)	(9)	-	(15)	(32)	(2)	(4)	-	(58)	(0)	-	(58)	58	n/a
EBITDAaL	3,301	728	729	-	1,457	935	471	(179)	-	5,985	(72)	1	5,914	(109)	n/a
Significant litigations	(167)	-	-	-	-	-	-	(2)	-	(169)	-	-	(169)	169	n/a
Specific labour expenses	(26)	-	0	-	0	-	(2)	1	-	(28)	(0)	-	(28)	28	n/a
Fixed assets, investments and businesses portfolio review	23	22	4	-	25	(0)	7	4	-	59	-	-	59	(59)	n/a
Restructuring programs costs	(4)	(0)	(3)	-	(3)	(2)	(3)	(6)	-	(17)	(2)	-	(19)	19	n/a
Acquisition and integration costs	-	-	(2)	-	(2)	-	(4)	(4)	-	(10)	-	-	(10)	10	n/a
Depreciation and amortization of fixed assets	(1,575)	(528)	(563)	-	(1,091)	(508)	(205)	(157)	-	(3,536)	(13)	-	(3,549)	-	(3,549)
Reclassification of translation adjustment from liquidated entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of fixed assets	(0)	0	1	-	1	(0)	(0)	0	-	1	-	-	1	-	1
Share of profits (losses) of associates and joint ventures	0	-	0	-	0	(1)	1	(6)	-	(6)	-	-	(6)	-	(6)
Elimination of interests on debts related to financed assets(2)	1	-	-	-	-	-	-	-	-	1	-	-	1	(1)	n/a
Elimination of interests on lease liabilities(2)	4	6	9	-	15	32	2	4	-	58	-	-	58	(58)	n/a
Operating Income	1,557	228	174	-	402	456	267	(345)	-	2,337	(87)	1	2,250	(0)	2,250
Cost of gross financial debt except financed assets															(569)
Interests on debts related to financed assets(2)															(1)
Gains (losses) on assets contributing to net financial debt															1
Foreign exchange gain (loss)															(115)
Interests on lease liabilities(2)															(58)
Other net financial expenses															(3)
Finance costs, net															(744)
Income taxes															(491)
Consolidated net income															1,015

(1) Mobile Financial Services's net banking income is recognized in other operating income and amounts to 34 million euros in 2020. The cost of risk is included in other operating expenses and amounts to (11) million euros in 2020.

(2) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

1.4         Segment investments

(in millions of euros)	France				Europe	Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/ mobile financial services	Orange consolidated financial statements
		Spain	Other European countries	Eliminations Europe	Total
June 30, 2021
eCapex	2,171	457	413	-	870	525	157	110	-	3,832	13	-	3,845
Elimination of proceeds from sales of property, plant and equipment and intangible assets	19	-	0	-	0	6	4	19	0	48	-	-	48
Telecommunications licenses	207	64	11	-	75	11	-	-	-	293	-	-	293
Financed assets	23	-	-	-	-	-	-	-	-	23	-	-	23
Total investments (3)	2,420	521	424	-	945	541	161	130	-	4,196	13	-	4,208

June 30, 2020
eCapex	1,635	392	369	-	761	449	174	123	-	3,142	14	-	3,156
Elimination of proceeds from sales of property, plant and equipment and intangible assets	95	75	7	-	82	2	13	6	-	197	-	-	197
Telecommunications licenses	-	3	30	-	33	9	-	-	-	42	-	-	42
Financed assets	117	-	-	-	-	-	-	-	-	117	-	-	117
Total investments (4)	1,847	470	405	-	875	460	187	129	-	3,499	14	-	3,513

(1) Including investments in intangible assets and property, plant and equipment in France for 104 million euros in 2021 and 110 million euros in 2020.
(2) Including investments in intangible assets and property, plant and equipment in France for 124 million euros in 2021 and 126 million euros in 2020.
(3) Including 1,244 million euros for other intangible assets and 2,964 million euros for tangible assets.
(4) Including 944 million euros for other intangible assets and 2,569 million euros for tangible assets.

1.5         Segment assets

(in millions of euros)	France				Europe	Africa & Middle-East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consolidated financial statements
		Spain	Other European countries	Eliminations Europe	Total
June 30, 2021
Goodwill	14,364	3,170	2,640	-	5,809	1,460	2,232	18	-	23,883	32	-	23,914
Other intangible assets	4,608	1,807	1,737	-	3,544	2,007	639(1)	3,735(2)	-	14,533	90	-	14,623
Property, plant and equipment	16,570	3,773	3,829	-	7,602	3,950	474(1)	1,095(2)	-	29,691	6	-	29,696
Right-of-use assets	1,847	1,086	1,108	-	2,194	937	450	2,157	-	7,584	29	-	7,613
Interests in associates and joint ventures	12	-	6	-	6	70	2	7	0	96	-	-	96
Non-current assets included in the calculation of net financial debt	-	-	-	-	-	-	-	-	491	491	-	-	491
Other	9	17	17	-	34	25	33	20	1,558	1,679	1,148 (3)	(27)	2,800
Total non-current assets	37,410	9,853	9,336	-	19,189	8,448	3,829	7,032	2,049	77,957	1,304	(27)	79,234
Inventories	374	55	145	-	200	86	56	84	-	800	0	-	800
Trade receivables	1,759	649	1,023	(1)	1,670	839	1,063	978	(808)	5,502	45	(86)	5,461
Other customer contract assets	350	165	365	-	530	14	456	-	-	1,349	-	-	1,349
Prepaid expenses	70	418	81	-	499	252	74	45	(26)	915	14	(1)	928
Current assets included in the calculation of net financial debt	-	-	-	-	-	-	-	-	8,988	8,988	-	-	8,988
Other	650	93	80	-	174	1,245	178	454	57	2,757	2,585 (4)	(27)	5,316
Total current assets	3,204	1,380	1,694	(1)	3,073	2,436	1,826	1,562	8,211	20,312	2,644	(113)	22,843
Assets held for sale	781	-	-	-	-	-	-	10	-	790	-	-	790
Total assets	41,394	11,233	11,030	(1)	22,262	10,884	5,656	8,604	10,260	99,060	3,948	(141)	102,867

December 31, 2020
Goodwill	14,364	6,872	2,640	-	9,512	1,443	2,225	18	-	27,561	35	-	27,596
Other intangible assets	4,957	1,852	1,795	-	3,647	2,046	640	3,753	-	15,042	93	-	15,135
Property, plant and equipment	16,038	3,750	3,903	-	7,653	3,751	488	1,139	-	29,069	6	-	29,075
Right-of-use assets	1,523	1,129	1,052	-	2,181	921	456	1,898	-	6,979	30	-	7,009
Interests in associates and joint ventures	9	-	5	-	5	70	2	12	0	98	-	-	98
Non-current assets included in the calculation of net financial debt	-	-	-	-	-	-	-	-	774	774	-	-	774
Other	9	17	25	-	42	26	31	20	1,633	1,760	1,219 (3)	(27)	2,952
Total non-current assets	36,900	13,619	9,421	-	23,040	8,257	3,840	6,840	2,406	81,283	1,383	(27)	82,639
Inventories	361	57	162	-	219	77	57	100	-	814	-	-	814
Trade receivables	1,975	645	1,046	(0)	1,691	769	1,081	890	(761)	5,645	30	(55)	5,620
Other customer contract assets	386	154	367	-	521	13	317	-	-	1,236	-	-	1,236
Prepaid expenses	53	492	51	-	542	131	77	66	(28)	841	9	(1)	850
Current assets included in the calculation of net financial debt	-	-	-	-	-	-	-	-	11,260	11,260	-	-	11,260
Other	803	117	79	-	197	1,196	200	386	155	2,937	2,381 (4)	(4)	5,313
Total current assets	3,578	1,465	1,705	(0)	3,170	2,185	1,733	1,442	10,627	22,734	2,421	(61)	25,094
Total assets	40,477	15,085	11,126	(0)	26,210	10,442	5,573	8,282	13,033	104,017	3,804	(88)	107,733

(1) Including intangible and tangible assets for 575 million euros in France in 2021 and 573 million euros in 2020.
(2) Including intangible and tangible assets for 1,664 million euros in France in 2021 and 1,731 million euros in 2020. Intangible assets also include the Orange brand for 3,133 million euros.
(3) Including 1,129 million euros of non-current financial assets related to Mobile Financial Services in 2021 and 1,210 million euros in 2020 (see Note 10.1).

(4) Including 2,244 million euros of current financial assets related to Mobile Financial Services in 2021 (of which 314 million euros related to trade receivables sold by Orange Spain) and 2,077 million euros in 2020 (see Note 10.1).

1.6         Segment equity and liabilities

(in millions of euros)	France				Europe	Africa & Middle-East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consolidated financial statements
		Spain	Other European countries	Eliminations Europe	Total
June 30, 2021
Equity	-	-	-	-	-	-	-	-	32,657	32,657	(286)	-	32,370
Non-current lease liabilities	1,516	963	984	-	1,947	890	353	1,886	-	6,591	34	-	6,625
Non-current fixed assets payables	760	352	191	-	544	153	0	-	-	1,457	-	-	1,457
Non-current employee benefits	1,000	4	15	-	19	74	225	600	0	1,917	9	-	1,926
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-	-	-	-	31,499	31,499	-	-	31,499
Other	567	61	275	-	336	71	24	50	1,301	2,350	100 (1)	(27)	2,423
Total non-current liabilities	3,843	1,380	1,466	-	2,846	1,188	603	2,535	32,800	43,815	143	(27)	43,930
Current lease liabilities	275	243	155	-	399	100	104	442	-	1,320	-	-	1,320
Current fixed assets payables	1,410	498	332	-	829	495	54	128	(1)	2,916	-	-	2,916
Trade payables	2,814	827	809	(1)	1,634	1,175	733	886	(808)	6,435	131	(86)	6,480
Customer contracts liabilities	995	148	309	-	456	144	534	148	(26)	2,251	-	(1)	2,251
Current employee benefits	1,170	37	107	-	144	91	412	450	-	2,267	22	-	2,289
Deferred income	-	98	15	-	113	31	28	9	(0)	182	-	-	182
Current liabilities included in the calculation of net financial debt	-	-	-	-	-	-	-	-	3,655	3,655	-	(7)	3,649
Other	902	303	334	-	638	1,552	253	481	(440)	3,386	3,939 (2)	(20)	7,305
Total current liabilities	7,566	2,154	2,061	(1)	4,214	3,588	2,120	2,545	2,380	22,413	4,092	(113)	26,391
Liabilities related to assets held for sale	175	-	-	-	-	-	-	(0)	-	175	-	-	175
Total equity and liabilities	11,584	3,534	3,527	(1)	7,060	4,776	2,723	5,080	67,837	99,059	3,948	(141)	102,867

December 31, 2020
Equity	-	-	-	-	-	-	-	-	37,251	37,251	(213)	-	37,038
Non-current lease liabilities	1,238	977	904	-	1,881	825	346	1,553	-	5,843	31	-	5,875
Non-current fixed assets payables	613	339	186	-	525	153	-	-	-	1,291	-	-	1,291
Non-current employee benefits	1,171	9	15	-	23	72	242	684	0	2,194	8	-	2,202
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-	-	-	-	30,858	30,858	-	-	30,858
Other	583	65	302	-	367	69	39	44	990	2,092	110 (1)	(27)	2,175
Total non-current liabilities	3,606	1,389	1,407	-	2,796	1,119	628	2,282	31,847	42,278	150	(27)	42,401
Current lease liabilities	240	277	186	-	463	141	118	529	-	1,491	5	-	1,496
Current fixed assets payables	1,564	655	413	-	1,068	523	60	135	(1)	3,349	-	-	3,349
Trade payables	2,646	987	880	(0)	1,867	1,066	745	848	(761)	6,411	120	(55)	6,475
Customer contracts liabilities	940	103	303	-	405	126	422	119	(27)	1,985	-	(1)	1,984
Current employee benefits	1,166	38	101	-	138	72	415	374	(0)	2,166	27	-	2,192
Deferred income	2	114	5	-	119	36	1	6	(0)	165	-	-	165
Current liabilities included in the calculation of net financial debt	-	-	-	-	-	-	-	-	5,207	5,207	-	(2)	5,205
Other	670	131	242	-	373	1,435	257	900	80	3,714	3,715 (2)	(2)	7,427
Total current liabilities	7,229	2,304	2,129	(0)	4,432	3,398	2,019	2,911	4,498	24,488	3,867	(61)	28,294
Total equity and liabilities	10,835	3,692	3,536	(0)	7,229	4,517	2,647	5,193	73,596	104,017	3,804	(88)	107,733
(1) Including in 2021, 27 million euros of non-current financial liabilities and 27 million euros in 2020.
(2) Including in 2021, 3,252 million euros of current financial liabilities related to Mobile Financial Services activities and 3,128 million euros in 2020 (see Note 10.1).

1.7         Simplified statement of cash flows on telecommunication and mobile financial services activities

	June 30, 2021

(in millions of euros)	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consolidated financial statement
Operating activities
Consolidated net income	(2,528)	(77)	(0)	(2,605)
Non-monetary items and reclassified items for presentation	9,795	22	1	9,817
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	9	(0)	-	9
Decrease (increase) in trade receivables, gross	118	(13)	30	136
Increase (decrease) in trade payables	41	11	(30)	22
Changes in other customer contract assets and liabilities	163	-	0	164
Changes in other assets and liabilities	50	(103)	-	(54)
Other net cash out
Operating taxes and levies paid	(983)	(2)	-	(985)
Dividends received	7	-	-	7
Interest paid and interest rates effects on derivatives, net	(649)(1)	(2)	(1)	(651)
Income taxes paid	(500)	(0)	-	(500)
Net cash provided by operating activities (a)	5,523(2)	(164)	-	5,360
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(4,245)	(13)	-	(4,258)
Purchases of property, plant and equipment and intangible assets	(4,173)	(13)	-	(4,186)
Increase (decrease) in fixed assets payables	(227)	-	-	(227)
Investing donations received in advance	20	-	-	20
Sales of property, plant and equipment and intangible assets	135	-	-	135
Cash paid for investment securities, net of cash acquired	0	(0)	(0)	0
Investments in associates and joint ventures	(2)	-	-	(2)
Purchases of equity securities measured at fair value	(41)	(1)	-	(42)
Sales of investment securities, net of cash transferred	0	-	-	0
Sales of investment securities at fair value	90	(0)	0	90
Decrease (increase) in securities and other financial assets	881	68	5	954
Net cash used in investing activities (b)	(3,317)	54	5	(3,258)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	1,526	-	-	1,526
Medium and long-term debt redemptions and repayments	(3,072)(4)	-	-	(3,072)
Increase (decrease) of bank overdrafts and short-term borrowings	626	34	(5)	655
Decrease (increase) of cash collateral deposits	568	7	-	574
Exchange rates effects on derivatives, net	50	-	-	50
Other cash flows
Repayments of lease liabilities	(880)	(2)	-	(882)
Subordinated notes issuances (purchases) and other related fees	(311)	-	-	(311)
Coupon on subordinated notes	(163)	-	-	(163)
Other proceeds (purchases) from treasury shares	(3)	-	-	(3)
Capital increase (decrease) - non-controlling interests	0	3	-	3
Capital increase (decrease) - telecom activities / mobile financial services(5)	(81)	81	-	-
Changes in ownership interests with no gain / loss of control	(333)	-	-	(333)
Dividends paid to owners of the parent company	(1,330)	-	-	(1,330)
Dividends paid to non-controlling interests	(190)	-	-	(190)
Net cash used in financing activities (c)	(3,594)	122	(5)	(3,477)

	June 30, 2021

(in millions of euros)	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consoli- dated financial statement
Cash and cash equivalents in the opening balance	7,891	254	-	8,145
Cash change in cash and cash equivalents (a) + (b) + (c)	(1,386)	12	-	(1,375)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	19	2	-	21
Cash and cash equivalents in the closing balance	6,523	268	-	6,791

	June 30, 2020

(in millions of euros)	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	1,103	(87)	-	1,015
Non-monetary items and reclassified items for presentation	6,321	33	1	6,355
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	24	-	-	24
Decrease (increase) in trade receivables, gross	(704)	(4)	9	(699)
Increase (decrease) in trade payables	(267)	28	(9)	(248)
Changes in other customer contract assets and liabilities	41	-	-	41
Changes in other assets and liabilities	(111)	(20)	0	(131)
Other net cash out
Operating taxes and levies paid	(873)	2	-	(871)
Dividends received	3	-	-	3
Interest paid and interest rates effects on derivatives, net	(625)(1)	1	(1)	(625)
Income taxes paid	(527)	(0)	-	(527)
Net cash provided by operating activities (a)	4,385(2)	(49)	-	4,336
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(3,615)	(14)	-	(3,629)
Purchases of property, plant and equipment and intangible assets	(3,382)	(14)	-	(3,395)
Increase (decrease) in fixed assets payables	(441)		-	(441)
Investing donations received in advance	7	-	-	7
Sales of property, plant and equipment and intangible assets	201	-	-	201
Cash paid for investment securities, net of cash acquired	(0)	-	-	(0)
Investments in associates and joint ventures	(2)	-	-	(2)
Purchases of equity securities measured at fair value	(29)	-	-	(29)
Sales of investment securities, net of cash transferred	0	-	-	0
Sales of investment securities at faire value	15	-	-	15
Decrease (increase) in securities and other financial assets	351	(49)	(0)	301
Net cash used in investing activities (b)	(3,280)	(63)	(0)	(3,344)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,028	-	-	2,028
Medium and long-term debt redemptions and repayments	(1,575)(4)	-	-	(1,575)
Increase (decrease) of bank overdrafts and short-term borrowings	(211)	(8)	0	(219)
Decrease (increase) of cash collateral deposits	133	(1)	-	132
Exchange rates effects on derivatives, net	72	-	-	72

	June 30, 2020

(in millions of euros)	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consoli- dated financial statement
Other cash flows
Repayments of lease liabilities	(642)	(2)	-	(644)
Subordinated notes issuances (purchases) and other related fees	-	-	-	-
Coupon on subordinated notes	(186)	-	-	(186)
Other proceeds (purchases) from treasury shares	(0)	-	-	(0)
Capital increase (decrease) - non-controlling interests	1	-	-	1
Capital increase (decrease) - telecom activities / mobile financial services(5)	(89)	89	-	-
Changes in ownership interests with no gain / loss of control	(2)	-	-	(2)
Dividends paid to owners of the parent company	(532)	-	-	(532)
Dividends paid to non-controlling interests	(164)	-	-	(164)
Net cash used in financing activities (c)	(1,168)	78	0	(1,090)
Cash and cash equivalents in the opening balance	6,112	369	-	6,481
Cash change in cash and cash equivalents (a) + (b) + (c)	(62)	(35)	-	(98)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(19)	-	-	(19)
Cash and cash equivalents in the closing balance	6,031	333	-	6,364

(1) Including (59) million euros as of June 30, 2021 and (63) million euros as of June 30, 2020 of interests paid on lease liabilities.
(2) Including significant litigations paid and received for (354) million euros as of June 30, 2021 and (18) million euros as of June 30, 2020.
(3) Including telecommunication licenses paid for (129) million euros as of June 30, 2021 and (134) million euros as of June 30, 2020.
(4) Including repayments of debts relating to financed assets for (41) million euros as of June 30, 2021 and (24) million euros as of June 30, 2020.
(5) Including 70 million euros as of June 30, 2021 and 89 million euros as of June 30, 2020 of Orange Bank share capital invested by Orange.

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

	June 30, 2021	June 30, 2020(1)
Net cash provided by operating activities (telecom activities)	5,523	4,385
Purchases (sales) of property, plant and equipment and intangible assets	(4,245)	(3,615)
Repayments of lease liabilities	(880)	(642)
Repayments of debts relating to financed assets	(41)	(24)
Elimination of telecommunication licenses paid	129	134
Elimination of significant litigation paid (and received)	354	18
Organic cash flow from telecom activities	840	255
(1) The first semester 2020 figures have been restated of the IFRS IC decision on lease term (see Note 2.3).

1.8         Changes in segment information

Orange announced in February 2021 the creation of Totem, a European TowerCo that will initially operate a portfolio of towers of approximately 25,500 sites in France and Spain. The TowerCo is expected to enter in the operational phase by the end of 2021 and will cause a change in the presentation of segment information.

Note 2       Basis of preparation of the consolidated financial statements

This note describes the changes in accounting policies since the publication of the 2020 consolidated financial statements and applied by Orange ("the Group") in the preparation of its interim financial statements for the half-year ended June 30, 2021.

2.1         Basis of preparation of the financial statements

The condensed consolidated financial statements and notes for the first half of 2021 were prepared under the responsibility of the Board of Directors on July 28, 2021.

In accordance with European Regulation no. 1606/2002 dated July 19, 2002, the interim financial statements were prepared in accordance with IAS 34 "Interim Financial Reporting", as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2020, with the exception of the specific requirements of IAS 34 and effects of new standards as described in Note 2.4.

The Group’s consolidated financial statements are presented in millions of euros, rounded to the nearest million. This may in certain circumstances lead to non-material differences between the sum of the figures and the subtotals that appear in the tables.

For the reported periods, the accounting standards and interpretations endorsed by the EU are similar to the compulsory standards and interpretations published by the IASB, with the exception of standards and interpretations currently being endorsed, a study of the impacts and practical consequences of applying these amendments is under way.

When a specific transaction is not dealt with in any standard or interpretation, Group management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

−     fairly present the Group’s financial position, financial performance and cash flows;

−     reflect the economic substance of transactions;

−     are neutral;

−     are prepared on a prudent basis; and

−     are complete in all material respects.

2.2         Use of estimates and judgement

Orange’s management uses its judgment to define the appropriate accounting treatment of certain transactions and makes estimates insofar as many items included in the financial statements cannot be measured with precision or current IFRS standards and interpretations do not specifically deal with the related accounting issues. Management revises these estimates if the underlying circumstances evolve or if there is new information or additional experience.

2.3         Data restated of the IFRS IC decision as of June 30, 2020 relating to the enforceable period of leases

The IFRS IC decision on the enforceable period of leases was implemented from December 31, 2020 for all leases falling within the scope of the final decision of the Interpretation Committee. The consequences of this decision for the Group are described in the Note 2.3.1 - Interpretations and amendment of IFRS 16 "Leases" to the consolidated financial statements as of December 31, 2020. The data as of June 30, 2020 presented in this report have therefore been restated.

The effects on the consolidated financial statements are presented in the tables below:

−     Effects on the consolidated income statement:

(in millions of euros)	Historical data June 30, 2020 (1)	Effects of IFRS IC decision	Restated data June 30, 2020
Revenue	20,769	-	20,769
External purchases	(8,557)	11	(8,546)
Other operating income	271	-	271
Other operating expenses	(448)	-	(448)
Labor expenses	(4,376)	-	(4,376)
Operating taxes and levies	(1,232)	-	(1,232)
Gains (losses) on disposal of fixed assets, investments and activities	59	-	59
Restructuring costs	(13)	-	(13)
Depreciation and amortization of fixed assets	(3,549)	-	(3,549)
Depreciation and amortization of financed assets	(22)	-	(22)
Depreciation and amortization of right-of-use assets	(642)	(11)	(652)
Impairment of fixed assets	1	-	1
Impairment of right-of-use assets	(6)	-	(6)
Share of profits (losses) of associates and joint ventures	(6)	-	(6)
Operating income	2,249	1	2,250
Cost of gross financial debt excluding financed assets	(569)	-	(569)
Interests on debts related to financed assets	(1)	-	(1)
Gains (losses) on assets contributing to net financial debt	1	-	1
Foreign exchange gain (loss)	(115)	-	(115)
Interests on lease liabilities	(56)	(2)	(58)
Other net financial expenses	(3)	(0)	(3)
Finance costs, net	(742)	(2)	(744)
Income taxes	(491)	0	(491)
Consolidated net income	1,016	(1)	1,015
Net income attributable to owners of the parent company	927	(0)	927
Non-controlling interests	88	(0)	88

 (1) Published data as of June 30, 2020.

−     Effects on the consolidated statement of financial position:

(in millions of euros)	Historical data June 30, 2020 (1)	Effects of IFRS IC decision	Restated data June 30, 2020

Assets
Right-of-use assets	6,197	425	6,622
Deferred tax assets	859	1	860
Total non-current assets	81,250	426	81,676
Total current assets	24,178	-	24,178
Total assets	105,428	426	105,854

Liabilities
Equity attributable to the owners of the parent company	32,106	(2)	32,104
o/w reserves	(867)	(2)	(869)
o/w translation adjustment	(71)	0	(71)
Equity attributable to non-controlling interests	2,553	(2)	2,551
o/w reserves	2,352	(2)	2,349
o/w translation adjustment	216	(0)	216
Total equity	34,660	(4)	34,656
Non-current lease liabilities	5,290	359	5,649
Deferred tax liabilities	779	0	779
Total non-current liabilities	43,918	360	44,278
Current lease liabilities	1,233	70	1,303
Trade payables	6,397	(0)	6,397
Total current liabilities	26,850	70	26,920
Total equity and liabilities	105,428	426	105,854

(1) Published data as of June 30, 2020.

−     Effects on the consolidated statement of cash flows:

The effects of the IFRS IC decision as of June 30, 2020 on the consolidated statement of cash flows consist of a reclassification of presentation between cash flows from operating activities for (10) million euros and cash flows from financing activities for 10 million euros.

2.4         New standards and interpretations applied from January 1, 2021

Only amendments to standards that may have an impact on the Group's financial statements are presented below.

2.4.1         Amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: IBOR reform - phase 2

The amendments to the standards for this phase 2 provide in particular practical expedients for the modification of financial instruments or leases related to the IBOR reform. For debt instruments affected by the IBOR reform, it will not be necessary to apply the provisions of IFRS 9 to determine whether the modification of the instrument is substantial. These amendments propose that modifications to financial instruments related to the reform be treated prospectively as an update to the interest rate with no impact on profit or loss. With regard to hedge accounting, the amendments introduce an exemption allowing hedge accounting to be maintained despite the change in future cash flows impacted by the change in rates due to the reform.

Discussions with the counterparties to negotiate the replacement of the indices with the new ones are ongoing, excluding Euribor indice because its replacement is not planned to date. As of June 30, 2021, the Group's exposure to financial instruments indexed to variable rates which will disappear and whose maturity date is greater than the date of implementation of the reform is not significant. The schedule for discussions with counterparties has been established in order to be in capacity to make all the necessary legal modifications to the contracts before effective replacement of indices used until now in these contracts.

2.4.2         Decision of the IFRS Interpretation Committee on the calculation of certain commitments relating to certain defined benefit plans

IFRS IC was referred to the methods for calculating commitments for defined benefit plans for which the granting of rights is conditioned by the presence in the Group at the time of retirement (with loss of all rights in the event of early departure) and whose rights depend on seniority, while being capped at a certain number of years of seniority. For plans reviewed by IFRS IC, the limit may apply at a date prior to retirement.

In France, IAS 19 reading led to a practice of measuring and recognizing the commitment on a straight-line basis over the employee's career in the Group. The commitment thus calculated corresponds to the pro rata of the rights acquired by the employee at the time of his retirement.

The decision of the IFRS IC concluding, in this case, that no rights are acquired in the event of departure before retirement age and that the rights are capped after a certain number of years of service ("X"), the engagement would only be recorded over the last X years of the employee's career in the company.

Since the IFRS IC decision was published at the end of the semester and the implementation of this decision requires a review of the actuarial calculation models, the Group is continuing its analysis in order to estimate the effect of this application.

Note 3       Gains and losses on disposal and main changes in scope of consolidation

3.1         Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	June 30, 2021	June 30, 2020
Gains (losses) on disposal of fixed assets(1)	15	59
Gains (losses) on disposal of investments and activities	(3)	0
Gain (losses) on disposal of fixed assets, investments and activities	12	59

 (1) Including in 2021, 48 million euros of transfer price and (33) million euros of net book value of assets sold. Including in 2020, 197 million euros of transfer price and (139) million euros of net book value of assets sold.

3.2         Main changes in scope of consolidation

Conditional voluntary public tender offer on shares of Orange Belgium

On April 8, 2021, Orange SA launched a conditional voluntary public tender offer on 46.97% of the capital of Orange Belgium, corresponding to the balance of remaining shares not held directly and indirectly, at a price of 22 euros per share. The offer was opened from April 8 to 23, 2021 and then voluntarily reopened from April 28 to May 4 under the same conditions. Following this offer, Orange SA directly and indirectly held 76.97% of the share capital of Orange Belgium.

The total acquisition cost of these shares amounts to 316 million euros. This share offer did not change the Orange group's p-existing control over Orange Belgium, its subsidiaries and non-consolidated shares. Thus, in the consolidated financial statements, this transaction results in an effect of (316) million euros on shareholders' equity (including (172) million euros relating to the portion attributable to the owners of the parent company and (144) million euros relating to the portion attributable to non-controlling interests).

Ongoing transactions as of June 30, 2021

Project for sale of 50% of a subsidiary of Orange Polska as part of the creation of a FiberCo in Poland

On April 11, 2021, Orange Polska signed a preliminary agreement with APG Group (subsidiary of APG called Acari Investments Holding BV), for the sale of 50% of the capital of the subsidiary of Orange Polska SA, Światlowód Inwestycje, which will become an entity jointly controlled by Orange Polska and APG Group intending to build a fiber infrastructure and offer wholesale access services. The transaction values Światlowód Inwestycje at around 600 million euros. The transaction is expected to be completed in the second half of 2021 and therefore has no significant impact on the Group's consolidated financial statements at June 30, 2021.

The transaction is conditional upon the approval by the relevant competition authorities and upon the approval by the relevant authorities of the contribution of fiber assets from Orange Polska to Światlowód Inwestycje.

When the transaction is effective, Orange Polska's 50% stake in the capital of this FiberCo and the exercise of joint control with APG Group will lead to this company being consolidated using the equity method in the Orange Group's consolidated financial statements.

Project of sale of 50% of the capital of Orange Concessions

On March 26, 2021, Orange entered into a definitive agreement with La Banque des Territoires (Caisse des Dépôts), CNP Assurances, and EDF Invest for the sale of 50% of the capital and joint control of Orange Concessions. This transaction values Orange Concessions at 2.7 billion euros.

The transaction has not yet received final approvals from the relevant competition and regulatory authorities.

The Group reassessed the residual conditions precedent for the completion of the transaction, which should be fulfilled in the second half of 2021, and concluded that the criteria established by IFRS 5 were met as of June 30, 2021.

Thus, the assets and liabilities that will contribute to Orange Concessions are recognized in the statement of financial position under two dedicated headings, "assets held for sale" and "liabilities related to assets held for sale".

On completion of the transaction, Orange Concessions will be consolidated under the equity method in the Orange Group's accounts (due to the loss of Orange's exclusive control over Orange Concessions).

As the estimated fair value of the assets held for sale is higher than their carrying amount, no impairment of these assets has been recognized in the consolidated financial statements at June 30, 2021.

Figures for assets and liabilities held for sale are presented below:

−     Consolidated statement of financial position:

(in millions of euros)	June 30, 2021
Other intangible assets (1)	600
Property, plant and equipment	10
Non-current financial assets	40
Trade receivables	75
Current financial assets	19
Operating taxes and levies receivables	44
Prepaid expenses	2
Total assets held for sale	790

Non-current fixed assets payables	62
Other non-current liabilities	2
Current fixed assets payables	15
Trade payables	33
Current financial liabilities	1
Other current liabilities	58
Current taxes payables	2
Deferred income	2
Total liabilities related to assets held for sale	175

(1)   Mainly include the operating rights granted under concession arrangements of the public initiative networks implemented in France.

Note 4       Sales

4.1         Trade receivables

(in millions of euros)	June 30, 2021	December 31, 2020
Net book value of trade receivables in the opening balance	5,620	5,320
Business related variations	(97)	379
Changes in the scope of consolidation	(2)	4
Translation adjustment	22	(90)
Reclassifications and other items	(8)	7
Reclassification to assets held for sale	(75)	-
Net book value of trade receivables in the closing balance	5,461	5,620

(in millions of euros)	June 30, 2021	December 31, 2020
Net trade receivables depreciated according to their age	1,102	1,145
Net trade receivables depreciated according to other criteria	346	400
Net trade receivables past due	1,448	1,544
Not past due (1)	4,013	4,076
Net trade receivables	5,461	5,620
o/w short-term trade receivables	5,223	5,382
o/w long-term trade receivables (2)	238	238
o/w net trade receivables from telecom activities	5,461	5,620
o/w net trade receivables from Mobile Finance Services	-	-

(1)     Not past due receivables are presented net of the balance of expected losses on trade receivables, which amounted to (56) million euros as of June 30, 2021 and (56) million euros as of December 31, 2020.

(2)     Includes receivables from sales of handsets with payment on instalments that are payable in more than 12 months and receivables from equipment financial lease offers for business.

The Group assessed the risk of non-recovery of trade receivables as of June 30, 2021 and recognized impairment and losses on trade receivables in the income statement for an amount of (115) million euros over the period in the income statement ((225) million euros as of June 30, 2020).

In an unchanged manner compared to December 31, 2020, the health crisis linked to the Covid-19 pandemic has resulted in maintaining economic support measures for companies and individuals in number of countries. Such measures have helped to partially reduce the risk of non-recovery of trade receivables at June 30, 2021, but reduce visibility of the extent of the expected deterioration of the economic environment (in particular the risk of corporate default).

In view of the persistent uncertainty surrounding the economic environment, the Group has strengthened its monitoring of trade receivables to manage and adapt recovery measures.

For Mobile Financial Services, the effects of the health crisis on bank credit risk are described in Note 10.2.

There is no change compared to December 31, 2020 as Orange still considers that the concentration of counterparty risk related to customer accounts is limited due to the large number of customers, their diversity (residential, professional and large companies) and according to their various sectors of the economy and their geographical dispersion in France and abroad.

The table below provides an analysis of the change in impairment of telecom activities trade receivables in the statement of financial position:

(in millions of euros)	June 30, 2021	December 31, 2020
Allowances on trade receivables - in the opening balance	(983)	(888)
Net addition with impact on income statement	(115)	(383)
Losses on trade receivables	154	275
Changes in the scope of consolidation	(0)	0
Translation adjustment	(4)	13
Reclassifications and other items	0	0
Reclassification to assets held for sale	-	-
Allowances on trade receivables - in the closing balance	(948)	(983)

Sales of non-recourse operating receivables programs

Orange has set up non-recourse programs to sell its receivables due in installments in several countries. The receivables sold mainly concern Spain (of which a part has been sold to Orange Bank - see Note 10.1), Poland and France and amounted to approximately 355 million euros during the first semester 2021 and approximately 640 million euros as of December 31, 2020.

Note 5       Other expenses

5.1         Other operating expenses

(in millions of euros)	June 30, 2021	June 30, 2020
Allowances and losses on trade receivables - telecom activities	(115)	(225)
Litigation	(84)	(169)
Cost of bank credit risk	(16)	(11)
Acquisition and integration costs	(10)	(5)
Operating foreign exchange gains (losses)	(2)	8
Other expenses	(68)	(46)
Total	(295)	(448)

Impairment and losses on trade receivables from telecom activities are detailed in Note 4.1.

The cost of credit risk exclusively applies to Mobile Financial Services and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts (see Note 10.2).

Payments related to some litigation are directly recorded in other operating expenses. The Group's significant litigations are described in Note 12.

5.2         Restructuring costs

(in millions of euros)	June 30, 2021	June 30, 2020
Departure plans(1)	(193)	(7)
Lease property restructuring	(5)	2
Other	(47)	(8)
Total restructuring costs	(245)	(13)

(1) Mainly voluntary departure plans of Orange Espagne in 2021 (approximately 400 persons impacted between 2021 and 2022).

5.3         Working capital management - payables

Extension of supplier payment deadlines

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. For several years, some key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months. Trade payables and fixed assets payables that were subject to an extension of payment, and have an impact on the change in working capital at the end of the period, amount to approximately 440 million euros as of June 30, 2021. The amount as of December 31, 2020 was approximately 435 million euros.

Note 6       Impairment losses and goodwill

6.1         Impairment losses

(in millions of euros)	June 30, 2021	June 30, 2020
Spain	(3,702)	-
Total of impairment of goodwill	(3,702)	-

The impairment tests on Cash-Generating Units (CGUs) may result in impairment losses on goodwill and on fixed assets.

At June 30, 2021

At June 30, 2021, impairment tests were performed on all CGUs on the basis of the update of the strategic plan (for the period 2021-2025) carried out by the Group in the first half of the year (see Note 6.3). Recoverable amounts were computed using the same principles as those described in the Note 8.4 to the consolidated financial statements as of December 31, 2020.

In Spain, the business plan has been significantly revised downwards since December 31, 2020, taking into account:

−     a competitive environment that continues to deteriorate despite ongoing market consolidation (erosion in average revenue per user);

−     uncertainties linked to the prolongation of the health crisis (delay in the expected economic recovery horizon).

In addition to the business plan deterioration, the Group has also taken into account the expected effects of Spain TowerCos carve-out on Spain CGU future cash flows, as the transaction is expected to take place by the end of the year.

The revision of Spanish business plan resulted in an impairment loss of (3,702) million euros of goodwill. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital as of June, 30 2021 (7.7 billion euros).

At June 30, 2020

The review of impairment indicators had not led the Group to recognize any impairment.

6.2         Goodwill

	June 30, 2021			December 31, 2020
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	Net book value
France	14,377	(13)	14,364	14,364
Europe	13,485	(7,675)	5,809	9,512
Spain	6,986	(3,816)	3,170	6,872
Romania	1,806	(570)	1,236	1,236
Slovakia	806	-	806	806
Belgium	1,048	(713)	335	336
Poland	2,695	(2,558)	137	136
Moldova	75	-	75	76
Luxembourg	68	(19)	50	50
Africa & Middle East	2,559	(1,099)	1,460	1,443
Burkina Faso	428	-	428	428
Côte d'Ivoire	417	(42)	375	375
Morocco	265	-	265	253
Sierra Leone	117	-	117	118
Jordan	265	(159)	106	103
Cameroon	134	(90)	44	44
Other	934	(809)	125	122
Enterprise	2,880	(648)	2,232	2,225
International Carriers & Shared Services	18	-	18	18
Mobile Financial Services	32	-	32	35
Goodwill	33,350	(9,436)	23,914	27,596

(in millions of euros)	Note	June 30, 2021	December 31, 2020
Gross Value in the opening balance		33,273	33,579
Acquisitions		1	26
Disposals		(4)	-
Translation adjustment		79	(331)
Reclassification to assets held for sale		-	-
Gross Value in the closing balance		33,350	33,273
Accumulated impairment losses in the opening balance		(5,678)	(5,935)
Impairment	6.1	(3,702)	-
Disposals		-	-
Translation adjustment		(56)	257
Reclassification to assets held for sale		-	-
Accumulated impairment losses in the closing balance		(9,436)	(5,678)
Net book value of goodwill		23,914	27,596

6.3         Key assumptions used to determine recoverable amounts

Key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past affected, and could continue to significantly affect, these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the carrying value tested (see Note 6.4) and result in impairment losses on goodwill and fixed assets.

In 2021, the Group updated its strategic plan. Thus, new business plans were established for all CGUs. Assets and liabilities intending to contribute to Orange Concessions and classified as assets and liabilities held for sale at June 30, 2021, have not been tested within the France CGU; they were subject to a dedicated impairment test (see Note 3.2).

The discount rates and growth rates to perpetuity used to determine the values in use were revised as follows at the end of June 2021:

−     the discount rates, which may incorporate a specific premium reflecting an assessment of the performance risks of certain business plans or of country risks, are declining in Europe due, on the one hand, to interest rates lowered by central banks in response to the crisis, and on the other hand, a fall in betas due to the reduced response of European telecom operators to changes in the indices.

−     perpetual growth rates remained unchanged for most geographies, as the effects of the health crisis did not alter the long-term outlook of the service markets offered by the Group.

At June 30, 2021, business plans and key operating assumptions were sensitive to the following:

−     the consequences of the Covid-19 pandemic: a worsened situation compared to December 31, 2020, of the horizon of return to an economic situation deemed normal in certain regions (such as Spain and Romania);

−     the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of rules for awarding 5G operating licenses or concerning market concentration;

−     the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong, particularly in Spain;

−     the Group’s ability to adjust costs and capital expenditure to changes in revenue;

−     and specifically in the Middle East and the Maghreb (Jordan, Egypt, Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic, Sierra Leone and Burkina Faso): changes in the political situation and security with their resulting in negative economic impacts on the overall business climate.

The parameters used to determine the recoverable amount of the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests are as follows:

June 30, 2021	France	Spain	Poland	Enterprise	Romania

Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.5%	0.3%	2.3%
Post-tax discount rate	5.8%(1)	6.8%	7.0%	7.0%	6.8%
p-tax discount rate	7.5%	8.4%	8.3%	9.4%	7.6%

December 31, 2020	France	Spain	Poland	Enterprise	Romania	Morocco	Belgium/ Luxembourg

Basis of recoverable amount	Value in use						Fair value
Source used	Internal plan						n/a
Methodology	Discounted cash flow						n/a
Perpetuity growth rate	0.8%	1.5%	1.5%	0.3%	2.3%	2.8%	n/a
Post-tax discount rate	5.5%(1)	6.5%	7.3%	7.5%	7.5%	7.3%	n/a
p-tax discount rate	7.4%	8.1%	8.5%	10.2%	8.5%	8.6%	n/a

 (1)  The after-tax discount rate for France includes a corporate tax reduction of 25.82% by 2022.

As at December 31, 2020, the fair value of the Belgium/Luxembourg entity was defined as at June 30, 2021 on the basis of the conditional voluntary public tender offer for the shares of Orange Belgium SA that closed on May 4th 2021.

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange) and Sonatel (Regional Stock Exchange (BRVM)). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenue, operating income and net income.

Orange brand

Regarding Orange brand, the key assumptions and sources of sensitivity used in the assessment of the recoverable amount are similar to those used for the goodwill of consolidated activities, which affect the revenue base and potentially the level of brand royalties.

The parameters used to determine the recoverable amount are as follows:

	June 30, 2021	December 31, 2020
Basis of recoverable amount	Value in use	Value in use
Source used	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.2%	1.2%
Post-tax discount rate	7.3%	6.9%
p-tax discount rate	9.3%	8.3%

6.4         Sensitivity of recoverable amounts

The correlation between operating cash flow and investment capacity means that the sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant part of the recoverable amount, a change in these cash flows is presented as a sensitivity assumption.

Cash flow is cash provided by operating activities net of acquisitions and disposals of property, plant and equipment and intangible assets (including tax at a standard rate, repayment of lease liabilities and debts related to financed assets, related interest expenses and excluding other interest expenses).

A sensitivity analysis was carried out on the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests and is presented below to enable readers of the financial statements to estimate the effects of their own estimates. Changes in cash flow, perpetual growth rates or discount rates exceeding the sensitivity levels presented have been observed in the past.

	Increase in discount rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the perpetual growth rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the discounted cash flows of the terminal value in order for the recoverable amount to be equal to the net carrying value (in %)
June 30, 2021
France	+258 bp	(248) bp	-43%
Poland	+365 bp	(302) bp	-38%
Enterprise	+1,211 bp	(1,082) bp	-89%
Romania	+40 bp	(42) bp	-9%

December 31, 2020
France	+141 bp	(124) bp	-28%
Spain	+1 bp	(1) bp	0%
Poland	+189 bp	(151) bp	-23%
Enterprise	+1,067 bp	(1,691) bp	-82%
Romania	+49 bp	(49) bp	-9%
Morocco	+354 bp	(433) bp	-53%
Belgium	n/a	n/a	n/a

Spain

At June 30, 2021, the value in use of the Spain CGU was revised based on the key valuation assumptions established by local governance. The revision of the assumptions resulted in an impairment loss of (3,702) million euros of goodwill.

A sensitivity analysis was carried out on each of the following criteria, taken individually:

−     increase of 0.25% in the discount rate;

−     decrease of 0.25% in the perpetual growth rate;

−     decrease of 5% in cash flow in the terminal year.

This sensitivity analysis revealed an additional impairment charge estimated between 10% and 15% of the net value of goodwill as at June 30, 2021 according to the selected criteria taken individually.

Belgium

At June 30, 2021, the fair value of the Belgium/Luxembourg entity was defined in the context of the conditional voluntary public tender offer for all shares of Orange Belgium SA that closed on May 4th 2021. Sensitivity analyzes, calculated on cash flows and financial parameters, are therefore not relevant for these CGUs at June 30, 2021. A change of one euro in the reference price per share used to calculate the fair value of the Belgium/Luxembourg entity would have an effect on the recoverable amount of 0.1 billion euros.

Other

A sensitivity analysis was carried out for Romania on each of the following criteria, taken individually:

−     increase of 1% in the discount rate;

−     decrease of 1% in the perpetual growth rate;

−     decrease of 10% in cash flow in the terminal year.

This sensitivity analysis revealed an estimated impairment risk of impairment up to 20% of the net value of goodwill according to the criteria retained taken individually.

The other entities not listed above, each account for less than 3% of the recoverable amount of the consolidated entities or do not have a recoverable amount close to the net value.

Note 7       Income taxes

(in millions of euros)	June 30, 2021	June 30, 2020
Total Income taxes	(417)	(491)
Current tax	(182)	(474)
Deferred tax	(236)	(18)

As of June 30, 2021, the Orange group’s current tax charge includes a tax income related to the reassessment of a tax expense accounted in the past. The Group’s deferred income tax charge includes a (188) million euros increase of the deferred tax liabilities recognized on Orange brand in the United Kingdom in relation with the increase of the UK corporate income tax rate to 25% from 2023 and a depreciation of (140) million euros of the deferred tax assets in Spain.

As of June 2020, the Orange group’s deferred tax charge included a (63) million euros increase of the deferred tax liabilities recognized on Orange brand in the United Kingdom following the decision of the UK government to maintain the corporate tax rate at 19% (and to reverse the reduction to 17% planned in 2020) and a (50) million euros depreciation of the deferred tax assets in Spain.

Deferred tax assets recoverability

At each period end, the Group reviews the recoverable amount of the deferred tax assets. In 2021, the Group has updated its strategic plan. The recoverability of the deferred tax assets is assessed in the light of the new business plans used for impairment testing (see Note 6).

As of June 30, 2021, in relation with the revised projections of future cash flows in Spain, a (140) million euros deferred tax charge has been recognized to reflect the negative impact of the business plans on the recoverable value of deferred tax assets.

As of June 30, 2020, in relation with revised projections of future cash flows in Spain, a (50) million euros deferred tax charge had been recognized to reflect the negative impact of the business plans on the recoverable value of deferred tax assets.

Developments in tax disputes and audits

Tax audits

Orange SA was subject to several tax audits covering fiscal years 2017 and 2018. Amending proposals were issued on 2021 first semester amounting to a total of 438 million euros (penalties and late interests included).

These proposals cover the calculation of VAT on Odyssée digital offerings, the taxe Copé on these offerings, the taxe sur les services de television (TST) and the calculation of trademark fees paid by Orange SA to the British company Orange Brand Services Ltd.

All of these rectification requests are contested by Orange SA. For Group consolidated accounts purposes, the Group peforms a risk assessment and recognizes tax assets and liabilities based on the technical merits of the positions it defends versus that of the tax authorities.

Tax disputes

Other tax disputes within the Group have not been subject to any significant developments over the period.

Note 8       Financial assets, liabilities and financial results (telecom activities)

8.1         Financial assets and liabilities of telecom activities

In order to improve the readability of financial statements and to be able to distinguish the performance of telecom activities from the performance of Mobile Financial Services, the notes related to financial assets and liabilities as well as the financial income or expenses are split to respect these two business areas.

Note 8 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 10 concerns the activities of Mobile Financial Services.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position as of June 30, 2021.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities / mobile financial services
Non-current financial assets related to Mobile Financial Services activities	1,129	-		1,129	10.1.1	-
Non-current financial assets	978	1,006	8.5	-		(27) (1)
Non-current derivatives assets	305	305	8.3	-		-
Current financial assets related to Mobile Financial Services activities	2,237	-		2,244	10.1.1	(7)
Current financial assets	2,361	2,362	8.5	-		(1)
Current derivatives assets	154	154	8.3	-		-
Cash and cash equivalents	6,791	6,523	8.3	268		-

Non-current financial liabilities related to Mobile Financial Services activities	-	-		28	10.1.2	(27) (1)
Non-current financial liabilities	31,182	31,182	8.3	-		-
Non-current derivatives liabilities	384	317	8.3	67		-
Current financial liabilities related to Mobile Financial Services activities	3,251	-		3,252	10.1.2	(1)
Current financial liabilities	3,516	3,523	8.3	-		(7)
Current derivatives liabilities	133	133	8.3	-		-

 (1) Loan granted by Orange SA to Orange Bank.

8.2         Income and expenses related to financial assets and liabilities

The cost of net financial debt consists of income and expenses relating to the components of net financial debt during the period.

The net foreign exchange financial loss mostly reflects the impact of revaluation of the economic hedges of foreign exchange risk on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 11.4).

As of June 30, 2021, the consolidated statement of comprehensive income includes a gain in cash flow hedges amounting to 193 million euros (554 million euros in the first semester of 2020). These effects mainly reflect the hedges, via cross currency swaps, of future coupons on Group debts denominated in foreign currencies. The gain on the first half of 2021 is mainly due to the appreciation of the pound sterling and the US dollar against the euro. The gain the first half of 2020 was mainly due to the decrease of the euro-US dollar rate spread over the period.

8.3         Net financial debt

Net financial debt as defined and used by Orange does not include Mobile Financial Services activities for which the concept is not relevant and is described in the following chart:

(in millions of euros)	June 30, 2021	December 31, 2020
TDIRA(1)	636	636
Bonds	28,903	29,848
Bank loans and from development organizations and multilateral lending institutions	3,433	3,671
Debt relating to financed assets	271	295
Cash collateral received	143	31
NEU Commercial Paper (2)	1,032	555
Bank overdrafts	205	154
Other financial liabilities	82	70
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	34,705	35,260
Current and non-current derivatives (liabilities) (3)	450	804
Current and non-current derivatives (assets) (3)	(459)	(294)
Other comprehensive income components related to unmatured hedging instruments	(331)	(541)
Gross financial debt after derivatives (a)	34,365	35,229
Cash collateral paid (4)	(187)	(642)
Investments at fair value (5)	(2,311)	(3,206)
Cash equivalents	(3,892)	(5,140)
Cash	(2,631)	(2,751)
Assets included in the calculation of net financial debt (b)	(9,021)	(11,740)
Net financial debt (a) + (b)	25,344	23,489

(1) Perpetual securities redeemable in shares.

(2) Negociable European Commercial Papers (formerly called "commercial papers").

(3) As of June 30, 2021, the foreign exchange effect of the cross currency swaps hedging foreign exchange risk on gross debt notional is an unrealized gain of 369 million euros.

(4) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

(5) Only investments, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

8.4         Main redemptions and bond issues

During the first semester of 2021, Orange SA:

−     redeemed at maturity two bonds for 1,852 million euros of which 1,250 million euros and 517 million pounds sterling, i.e 602 million euros at the indicative price of the day;

−     early redeemed on April 1, 2021 for 1,000 million dollars (equivalent to 851 million euros at the indicative price of the day) with an initial maturity of September 14, 2021.

Orange SA also issued two bonds on June 29, 2021:

−     800 million euros maturing on June 29, 2034 with a coupon of 0.75%;

−     700 million euros maturing on June 29, 2026 with a coupon of 0.00%.

8.5         Financial assets

The financial assets break down as follows:

	June 30, 2021			December 31, 2020

(in millions of euros)	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	355	-	355	431
Investments securities	355	-	355	431
Financial assets at fair value through profit or loss	343	2,311	2,654	3,990
Investments at fair value (1)	-	2,311	2,311	3,206
Investments securities	156	-	156	141
Cash collateral paid	187	-	187	642
Financial assets at amortized cost	308	51	359	382
Receivables related to investments (2)	40	29	70	55
Other	268	21	289	327
Total financial assets	1,006	2,362	3,368	4,803

(1) NEU Commercial papers and bond securities only.

(2) Including loan granted by Orange SA to Orange Bank (27 million euros).

Note 9       Information on market risk and fair value of financial assets and liabilities (telecom activities)

9.1         Risk management policy

During the first semester 2021, in line with the 2020 financial year, the risk management Group policy related to the financial instruments has not been challenged by the health crisis. The Group has kept its hedging policy to minimize the Group exposure to interest rate and operating and financial foreign exchange risks. Cash flow hedge relationships have not been challenged by the crisis. Furthermore, Orange has continued to diversify its sources of funding that allow the Group to present the following liquidity position as of June 30, 2021:

Liquidity position

(in millions of euros)

Available undrawn amount of credit facilities

Investments at fair value

Cash

Cash equivalents

On the specific management of counterparty risk related to customer accounts, see Note 4.1.

9.2         Orange's credit ratings

Orange's credit ratings have not changed since December 31, 2020.

As of June 30, 2021, Orange's debt ratings are set forth below:

	Standard & Poor's	Moody's	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

9.3         Financial ratios

The covenants with regards to financial ratios described as of December 31, 2020 remain met.

9.4         Fair value levels of financial assets and liabilities

During the first half of 2021, no significant event has occurred regarding the fair value of financial assets and liabilities.

Note 10     Mobile Financial Services activities

10.1      Financial assets and liabilities of Mobile Financial Services

The financial statements of Mobile Financial Services activities were put into the format of Orange group's consolidated financial statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Mobile Financial Services, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 8 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 10 concerns the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position as of June 30, 2021.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities / mobile financial services
Non-current financial assets related to Mobile Financial Services activities	1,129	-		1,129	10.1.1	-
Non-current financial assets	978	1,006	8.5	-		(27) (1)
Non-current derivatives assets	305	305	8.3	-		-
Current financial assets related to Mobile Financial Services activities	2,237	-		2,244	10.1.1	(7)
Current financial assets	2,361	2,362	8.5	-		(1)
Current derivatives assets	154	154	8.3	-		-
Cash and cash equivalents	6,791	6,523	8.3	268		-

Non-current financial liabilities related to Mobile Financial Services activities	-	-		28	10.1.2	(27) (1)
Non-current financial liabilities	31,182	31,182	8.3	-		-
Non-current derivatives liabilities	384	317	8.3	67		-
Current financial liabilities related to Mobile Financial Services activities	3,251	-		3,252	10.1.2	(1)
Current financial liabilities	3,516	3,523	8.3	-		(7)
Current derivatives liabilities	133	133	8.3	-		-

(1)  Loan granted by Orange SA to Orange Bank.

The Mobile Financial Services segment includes Orange Bank and other entities. As the contribution of other entities to the statement of financial position of the Mobile Financial Services segment and a fortiori of the Group was not material, only Orange Bank data is presented in detail below.

10.1.1       Financial assets related to Orange Bank transactions (excluding derivatives)

The financial assets related to Orange Bank transactions break down as follows:

	June 30, 2021			December 31, 2020

(in millions of euros)	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	2	-	2	2
Investments securities	2	-	2	2
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	552	5	557	540
Debt securities	552	5	557	540
Financial assets at fair value through profit or loss	84	-	84	94
Investments at fair value	-	-	-	-
Cash collateral paid	68	-	68	74
Other	16	-	16	20
Financial assets at amortized cost	491	2,243	2,734	2,651
Fixed-income securities	491	4	495	579
Loans and receivables to customers	-	2,173	2,173	2,000
Loans and receivables to credit institutions	-	59	59	70
Other	-	7	7	2
Total financial assets related to Orange Bank activities	1,129	2,248	3,377	3,288

Debt securities measured at fair value through other comprehensive income that may be reclassified subsequently to profit or loss

(in millions of euros)	June 30, 2021	December 31, 2020
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the opening balance	540	656
Acquisitions	296	386
Repayments and disposals	(285)	(500)
Changes in fair value	2	1
Other items	2	(3)
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the closing balance	557	540

Loans and receivables related to Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables to customers and credit institutions.

In the context of adapting Orange Bank's accounts into the Group's financial statements, the following have been considered as loans and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

As of June 30, 2021, loans and receivables of Orange Bank to customers are mainly composed of overdrafts (for 825 million euros), housing loans (for 890 million euros) and the purchase of receivables between Orange Bank Spain and Orange Spain (representing 324 million euros).

Orange Bank's loans and receivables from credit institutions are mainly composed of current assets corresponding to overnight deposits and loans.

10.1.2       Financial liabilities related to Orange Bank transactions (excluding derivatives)

Debts related to Orange Bank operations are composed of payables and debts with customers for 1,767 million euros, with financial institutions for 1,091 million euros as well as by certificates of deposits for 394 million euros.

As of June 30, 2021, debts related to Orange Bank operations with customers are mainly composed of current accounts for 841 million euros and passbooks and special savings accounts for 925 million euros.

Debts related to Orange Bank operations with financial institutions are mainly composed of term borrowings and advances.

10.2      Information on credit risk management related to Orange Bank activities

In the context of the health crisis, Orange Bank has maintained a cautious provisioning policy.

Given the uncertainty induced by the effects of the health crisis on the evolution of credit risk and the stability of the loans over the period, Orange Bank has maintained unchanged its forward-looking provision on consumer loans of 6 million euros and its provision of 5 million euros for sectors deemed vulnerable that were recognized as of December 31, 2020. Orange Bank will update these provisions in the second semester of 2021 based on the evolution of economic forecasts.

In addition, Orange Bank recognized as of December 30, 2020 a 4 million euros provision on the consumer credit portfolio with the aim of taking into account the impact of the introduction of the new definition of default from January 1, 2021. Given the stability of its portfolio, this provision is unchanged as of June 30, 2021.

As of June 30, 2021, the cost of credit risk amounts to 11 million euros (i.e. 1% of average outstandings).

In France, the cost of credit risk as of June 30, 2021 amounts to 4 million euros (i.e. 0.43% of average outstandings).

In Spain, Orange Bank recognized a 7 million euros provision linked to its receivables assignment program with Orange Spain and the increase of the default rate of the receivables over the period. Over the first semester 2021, Orange bank has also reviewed and slightly increased the allowance rates used to take into account a higher risk profile than the one reflected in the rates provided by the Bank of Spain.

Note 11     Equity

At June 30, 2021, Orange SA's share capital amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

The shares held in registered form for at least two years by the same shareholder are granted with a double voting right. As of June 30, 2021, the public sector owns 22.95% of Orange SA's share capital and 29.40% of the voting rights, and the employees of the Group own either within the employee shareholding plan or in registered form 6.47% of Orange SA's share capital and 10.04% of the voting rights.

11.1      Changes in share capital

No new shares were issued during the first half of 2021.

During the six months ended June 30, 2021, the weighted average number of ordinary shares outstanding is 2,659,134,113. The weighted average number of shares outstanding and dilutive is also 2,659,134,113 taking into account the anti-dilutive nature of the TDIRA and the free share award plans (Long Term Incentive Plan - LTIP) at the end of June 2021.

11.2      Treasury shares

As authorized by the Shareholders' Meeting of May 18, 2021, the Board of Directors implemented a new share Buyback Program (the 2021 Buyback Program) and canceled the 2020 Buyback Program, with immediate effect. This authorization is valid for a period of 18 months from the aforementioned Shareholders' Meeting. The 2021 Buyback Program is described in the Orange Universal Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on March 17, 2021.

At June 30, 2021, the Company held 1,162,915 of its own shares (of which 520,000 shares in connection with the liquidity contract and 642,915 shares in connection with the LTIP 2019-2021 and LTIP 2020-2022 free share award plans).

At December 31, 2020, the Company held 1,265,099 treasury shares (of which 170,000 in connection with the liquidity contract and 1,095,099 in connection with the LTIP 2018-2020, 2019-2021 and 2020-2022 free share award plans).

11.3      Dividends

The Shareholders' Meeting held on May 18, 2021 approved the payment of a dividend of 0.90 euro per share in respect of the 2020 fiscal year. After payment of the interim dividend of 0.40 euro per share on December 9, 2020 for a total amount of 1,064 million euros, the balance of the dividend amounting to 0.50 euro per share was paid on June 17, 2021 for an amount of 1,330 million euros.

11.4      Subordinated notes

Nominal value of subordinated notes

During the six months ended June 30, 2021, Orange carried out a simultaneous issue and repurchase of subordinated notes and the redemption of two tranches of subordinated notes:

Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	December 31, 2020 (in millions of euros)	Issue/ Redemption/ Reimbursement (in millions of euros)(1)	June 30, 2021 (in millions of euros)	Residual nominal value (in millions of currency)
2/7/2014	1,000	1,000	EUR	4.25%	-	-	-	-
2/7/2014	1,000	1,000	EUR	5.25%	1,000	-	1,000	1,000
2/7/2014	650	782	GBP	5.875%	514	(514)	-	-
10/1/2014	1,000	1,000	EUR	4.00%	118	(118)	-	-
10/1/2014	1,250	1,250	EUR	5.00%	1,250	-	1,250	1,250
10/1/2014	600	771	GBP	5.75%	721	(174)	547	426
4/15/2019	1,000	1,000	EUR	2.375%	1,000	-	1,000	1,000
9/19/2019	500	500	EUR	1.75%	500	-	500	500
10/15/2020	700	700	EUR	1.75%	700	-	700	700
11/5/2021	500	500	EUR	1.375%	-	500	500	500
Issues and purchases of subordinated notes					5,803	(306)	5,497

(1) At original exchange rate.

On May 11, 2021, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes with a coupon of 1.375% until the first adjustment date. A revision of interest rate based on market conditions is provided for contractually from May 11, 2029. Step-up clauses provide for a coupon adjustment of 0.25% in 2034 and an additional 1.00% in 2049.

Orange has a call option on this tranche from May 11, 2029 (first date for the revision of the rates of the tranche in question), and upon the occurrence of certain contractually-defined events.

This issuance of subordinated notes was the subject of the prospectus approved by the AMF on May 7, 2021 (visa no.21-141).

Subordinated notes remuneration

During the six months ended June 30, 2021, the remuneration of subordinated notes is as follows:

					June 30, 2021		June 30, 2020
Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	4.25%	-	-	(21)	(21)
2/7/2014	1,000	1,000	EUR	5.25%	(53)	(53)	(53)	(53)
2/7/2014	650	782	GBP	5.875%	(32)	(36)	(38)	(45)
10/1/2014	1,000	1,000	EUR	4.00%	(3)	(3)	-	-
10/1/2014	1,250	1,250	EUR	5.00%	-	-	-	-
10/1/2014	600	771	GBP	5.75%	(33)	(38)	(35)	(38)
4/15/2019	1,000	1,000	EUR	2.375%	(24)	(24)	(24)	(24)
9/19/2019	500	500	EUR	1.75%	(9)	(9)	(4)	(4)
10/15/2020	700	700	EUR	1.75%	-	-	-	-
11/5/2021	500	500	EUR	1.375%	-	-	-	-
Subordinated notes remuneration paid						(163)		(185)
Coupons on subordinated notes reclassified as short-term borrowings at the end of 2019 and paid in 2020						-		21
Subordinated notes remuneration classified in equity						(163)		(164)

At June 30, 2021, the tax effects from the conversion of subordinated notes whose par value is denominated in pound sterling, and from the gains and losses on disposal, premiums and issuance costs on subordinated notes that have been refinanced, are presented under "other movements" in the consolidated statement of the changes in shareholders' equity and amounted to 25 million euros.

11.5      Cumulative translation adjustment

(in millions of euros)	June 30, 2021	June 30, 2020
Gain (loss) recognized in other comprehensive income during the period	103	(184)
Reclassification to net income for the period	(1)	0
Total translation adjustments	102	(184)

The change in translation differences recognized in other comprehensive income mainly includes:

−     in the first half of 2021, the 102 million euro increase is due to the appreciation of several currencies, including the Egyptian pound, the Polish zloty and the Jordanian dinar;

−     in the first half of 2020, a decrease of (94) million euros due to the depreciation of the Polish zloty and a decrease of (30) million euros due to the depreciation of the Norwegian krone.

11.6      Non-controlling interests

(in millions of euros)	June 30, 2021	December 31, 2020
Credit part of equity attributable to non-controlling interests (a)	2,479	2,653
o/w group Orange Polska	980	953
o/w sub-group Sonatel	705	755
o/w group Orange Belgium	133	285
o/w Orange Jordanie	155	154
o/w Orange Maroc	138	127
Debit part of equity attributable to non-controlling interests (b)	(10)	(10)
Total equity attributable to non-controlling interests (a) + (b)	2,469	2,643

(in millions of euros)	June 30, 2021	June 30, 2020
Dividends paid to minority shareholders	216	206
o/w sub-group Sonatel	166	166
o/w sub-group Orange Côte d'Ivoire	29	-
o/w Orange Maroc	-	24
o/w group Orange Belgium	7	14
o/w Orange Jordanie	11	-

Note 12     Litigations and unrecognized contractual commitments

12.1      Litigations

As of June 30, 2021, the provisions for risks recorded by the Group for all disputes in which the Group is involved (with the exception of liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions, which are recognized in the corresponding items of the balance sheet) amounted to 280 million euros compared with 525 million euros as of December 31, 2020. Orange believes that the disclosure of provisions that may be recorded on a case-by-case basis could seriously harm its position.

This note describes the new proceedings and developments in existing litigations having occurred since the publication of the consolidated financial statements for the year ended December 31, 2020.

−     In the proceedings between Orange and Digicel, in the light of the development of the proceedings, Orange filed an appeal before the French Supreme Court.

−     In the course of the proceedings pending regarding the Enterprise market segment opposing SFR, Celeste and Adista to Orange, on March 16, 2021, Orange and SFR entered into a memorandum of understanding, notably putting an end to this dispute. As part of this agreement, SFR withdrew its claim before the Paris Commercial Court and this litigation is now closed. The other proceedings are still ongoing.

−     On April 16, 2021, Bouygues Telecom filed an action against Orange before the Paris Civil Court regarding the quality of service of its wholesale offers. Bouygues Telecom claims a total of around 78 million euros. Orange considers these claims to be unfounded.

−     The Evaluation and Compensation Committee, established by Orange as part of the so-called France Telecom employee-related crisis trial in order to analyze the individual requests received from natural persons who worked with the company between 2007 and 2010 and their beneficiaries, has extended the filing period until December 31, 2020. This Committee continues to analyze and process the 1,748 requests received in the view of closing the process at the end of 2021. At the end of June 2021, 1,169 individual requests have been analyzed, of which approximately 820 have been closed subsequent to an agreement.

Apart from the proceedings mentioned above, there are no other administrative, legal or arbitration proceedings (whether pending, suspended or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2020, which have had over the period, or which may have, a material impact on the Group’s financial position or profitability.

12.2      Unrecognized contractual commitments

During the first half of 2021, no other major event has impacted the unrecognized contractual commitments described in the 2020 consolidated financial statements.

Note 13     Related party transaction

During the first half of 2021, no transaction with related parties took place which materially affected the 2020 Group's financial position.

Note 14     Subsequent events

Orange SA: distribution of an interim dividend

At its meeting held on July 28, 2021, the Board of Directors resolved to distribute an interim dividend of 0.30 euro per share in respect of 2021. This interim dividend will be paid in cash on December 15, 2021. The estimated payment amounts to 798 million euros based on the number of ordinary shares outstanding as of June 30, 2021.

Orange Espagne: completion of auction for 5G spectrum

On July 21, 2021, the auction of spectrum for 5G services ended in Spain. Orange Espagne obtained a total of 10 MHz frequencies at the starting price, i.e. 350 million euros.

European Commission approval for the acquisition of Telekom Romania Communications

On July 28, 2021, the European Commission has approved the acquisition of the Romanian fixed operator Telekom Romania Communications (TKR) by Orange Romania, subject to an engagement accepted by the Group to sell to Hellenic Telecommunications Organization (OTE) the minority shareholding of TKR in the mobile operator Telekom Romania Mobile Communications (TRMC). The closing of the transaction is expected within the last quarter of 2021 after the approval of the buyer.

3.       Statement by the person responsible

I certify that based on my knowledge, the first half 2021 condensed consolidated financial statements have been prepared in accordance with the applicable accounting standards and fairly present the assets and liabilities, financial condition, and results of operations of the company and of its consolidated subsidiaries, and that the half-yearly management report fairly presents the material events which occurred during the first six months of the financial year, their impact on the interim financial statements, the main related parties transactions, as well as a description of the main risk factors and uncertainties for the remaining six months of the financial year.

Paris, July 29, 2021

Delegate Chief Executive Officer, Executive Director Finance, Performance and Development

Ramon Fernandez

4.       Statutory auditors’ review report on the half-year financial information

This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France

Orange S.A.

Registered office: 111, quai du Président Roosevelt - 92130 Issy-les-Moulineaux
Share capital: €.10 640 226 396

For the period from January 1 to June 30, 2021

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code ("Code monétaire et financier"), we hereby report to you on:

−     the review of the accompanying condensed half-yearly consolidated financial statements of Orange S.A., for the period from January 1 to June 30, 2021,

−     the verification of the information presented in the half-yearly management report.

Due to the global crisis related to the Covid-19 pandemic, the condensed half-yearly consolidated financial statements of this period have been prepared and reviewed under specific conditions. Indeed, this crisis and the exceptional measures taken in the context of the state of sanitary emergency have had numerous consequences for companies, particularly on their operations and their financing, and have led to greater uncertainties on their future prospects. Those measures, such as travel restrictions and remote working, have also had an impact on the companies' internal organization and the performance of our procedures.

These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors and have been prepared on July 28, 2021; Our role is to express a conclusion on these financial statements based on our review.

I- Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the European Union applicable to interim financial information.

II- Specific verification

We have also verified the information presented in the half-yearly management report prepared by the Board of Directors on July 28, 2021 on the condensed half-yearly consolidated financial statements subject to our review. We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Paris La Défense, on the July 29, 2021	Paris La Défense, on the July 29, 2021

KPMG Audit Département de KPMG S.A.	Deloitte & Associés
Jacques Pierre Partner	Christophe Patrier Partner
ORANGE

Date: August 02, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations